As confidentially submitted to the Securities and Exchange Commission on March 30, 2018.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EverQuote, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7370	26-3101161
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

210 Broadway

Cambridge, MA 02139

(855) 522-3444

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Seth Birnbaum

President and Chief Executive Officer

EverQuote, Inc.

210 Broadway

Cambridge, Massachusetts 02139

(855) 522-3444

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David A. Westenberg, Esq. Jason L. Kropp, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000 Telecopy: (617) 526-5000	David Mason, Esq. General Counsel and Secretary EverQuote, Inc. 210 Broadway Cambridge, Massachusetts 02139 Telephone: (855) 522-3444	Marc D. Jaffe, Esq. Philip P. Rossetti, Esq. Evan G. Smith, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Telephone: (212) 906-1200 Telecopy: (212) 751-4864

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
		(Do not check if a smaller reporting company)	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Class A common stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated             , 2018

Preliminary Prospectus

                shares

Class A Common Stock

This is an initial public offering of Class A common stock by EverQuote, Inc. EverQuote is offering shares of Class A common stock. The selling stockholders identified in this prospectus are offering an additional             shares. EverQuote will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for our Class A common stock. The estimated initial public offering price is between $         and $         per share.

We have two classes of voting common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except for voting and conversion rights. Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes. Each outstanding share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain exceptions and permitted transfers described in our restated certificate of incorporation, and each outstanding share of Class B common stock held by a stockholder who is a natural person, or held by the permitted transferees of such stockholder, will convert automatically into one share of Class A common stock nine months after the death or incapacity of such stockholder. Upon the completion of this offering, the holders of the outstanding shares of Class B common stock will collectively hold approximately     % of the voting power of our outstanding capital stock, and entities affiliated with Link Ventures will hold in the aggregate approximately     % of the voting power of our outstanding capital stock. Upon completion of this offering, we will be a “controlled company” as defined under the New York Stock Exchange listing rules.

We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “GOAT”.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to EverQuote, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

EverQuote and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to             and             additional shares of Class A common stock, respectively.

Investing in our Class A common stock involves a high degree of risk. See “Risk factors” beginning on page 15.

As an “emerging growth company,” we are eligible for reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about             , 2018.

J.P. Morgan	BofA Merrill Lynch

            , 2018

EVERQUOTE

The Largest Online Insurance Marketplace in the U.S.

ONE
LANE

Allen C.
Florida
Saved $432

Campbell M.
Virginia
Saved $540

Truman H.
Maryland
Saved $696

Randal G.
Indiana
Saved $425

Sherry S.
Oregon
Saved $600

In a 2017 survey, consumers who found insurance through EverQuote saved an average of $536. EVERQUOTE The Largest Online Insurance Marketplace in the U.S. Sherry S.Oregon Saved $600 Truman H. Maryland Saved $696 Randal G.Indiana Saved $425 Campbell M.Virgina Saved$540 Allen C. Florida Saved $432

Building a Comprehensive Network of Insurance Providers

160+
CARRIERS

Jay F.
The General
Nashville, Tennessee
"EverQuote stands out for their high volume of intentful consumers and targeted risk selection."

NO
PARKING
ANY
TIME

EVERQUOTE

Home Insurance
Townhome, Built 1919
1,400 Sqft | 2 Bed/1 Bath
Estimated value
$733,000

To Help Consumers Protect Their Most Valuable Assets

35M+
QUOTE REQUESTS

Helping Consumers Project Their Most Valuable Assets EVERQUOTE Home Insurance Townhome Built 1919 1,400 Sqft 2 Bed/1 Berth Estimated value $733,000 EVERQUOTE Life Insurance Age 35 Personal Married 4-Yr Degree Self-Employed Health Non-Smoker BMI: 21 EVERQUOTE Auto Insurance 2017 Nissan Leaf 90210 2 Drivers Street Parking 6K miles/year Leased Typical Coverage $100k/$300k Injury

7K+
AGENTS

Paul D.
Insurance Agent
Babylon, New York

"EverQuote is my premier marketing partner and has by far the best close rates and service in the industry."

EVERQUOTE

Auto Insurance
2017 BMW X3, Leased
6k miles/year

Typical Coverage
$100k/$300k Injury

EVERQUOTE

Life Insurance
Age 35, Married
Self-employed

Health Info.
Non-smoker

With a Comprehensive Networks of Insurance Providers Amber R. Agent, West Virginia “Everquote has enable us to connect With consumers who are truly intenful.” Ladson M. Agent, South Carolina “Everquote has given me The first start I needed, and currently my agency has Axceeded all company set goals and expectations.”

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus that we file with the Securities and Exchange Commission. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

For investors outside the United States: Neither we, the selling stockholders nor the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

Certain industry data and market data included in this prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. All of management’s estimates presented herein are based upon management’s review of independent third-party surveys and industry publications prepared by a number of sources and other publicly available information. All of the market data used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We believe that the information from these industry publications and surveys included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing at the end of this prospectus, before making any investment decision. Unless the context otherwise requires, we use the terms “EverQuote” the “company,” “we,” “us” and “our” in this prospectus to refer to EverQuote, Inc.

Our Business

EverQuote makes insurance shopping easy, efficient and personal, saving consumers and insurance providers time and money.

We operate the largest online marketplace for insurance shopping in the United States. Our goal is to reshape insurance shopping for consumers and improve the way insurance providers attract and connect with customers as insurance shopping continues to shift online. With over 10 million consumer visits per month, our results-driven marketplace, powered by our proprietary data and technology platform, matches and connects consumers seeking to purchase insurance with relevant options from our broad direct network of insurance providers, saving consumers and providers time and money. Our network includes more than 160 insurance carriers, including the 20 largest property and casualty carriers by premium volume, over 100 leading regional carriers and technology-enabled insurance startups, as well as more than 7,000 insurance agencies. As of February 28, 2018, our marketplace has converted more than 230 million consumer visits into 35 million auto, home and life insurance quote requests.

Consumers may view insurance as a simple commodity with standard pricing. However, finding the right insurance product is often challenging for consumers, who face limited online options, complex, variable and opaque pricing, and myriad coverage configurations. We present consumers with a single starting point for a comprehensive and cost-effective insurance shopping experience. Our marketplace reduces the time consumers spend searching across multiple sites by delivering broader and more relevant results than consumers may find on their own. Our service is free for consumers, and we derive our revenue from sales of consumer referrals to insurance providers. A consumer survey we conducted in 2017 reported average annual premium savings of $536 for consumers purchasing auto insurance policies through our marketplace, and we estimate providers have sourced 4.2 million policies to date through EverQuote. Based on this data, we believe we have saved consumers more than $2 billion over the past seven years.

Insurance providers operate in a highly competitive and regulated industry and typically specialize on pre-determined subsets of consumers. As a result, not every consumer is a good match for every provider, and providers struggle to efficiently reach the segments that are most desirable for their business models. Traditional offline and online advertising channels reach broad audiences but lack the fine-grained consumer acquisition capabilities needed for optimally matching consumers to specific insurance products. We connect providers to a large volume of high-intent, pre-validated consumer referrals that match the insurers’ specific requirements. The transparency of our marketplace, as well as the campaign management tools we offer, make it easy for insurance providers to evaluate the performance of their marketing spend on our platform and manage their own return on investment. We are consistently one of the largest and most efficient consumer acquisition and retention channels for our insurance provider customers based on their feedback.

The EverQuote platform is powered by data science. Our rich data assets and proprietary algorithms efficiently attract consumers, match them with relevant insurance providers and drive our overall business model.

These assets include more than 1 billion consumer-submitted data points, derived from over 35 million quote requests and 100 billion ad impressions acquired through $390 million in advertising spend over the seven years ended February 28, 2018. We utilize our data assets throughout our business, from advertising and consumer acquisition to the innovation of new consumer and provider experiences, as well as to guide our strategic direction. As our data assets grow, our algorithms become more powerful. We believe our data science capabilities give us a significant competitive advantage.

Our marketplace benefits from significant network effects. As we attract more consumers to our platform, we collect more data to improve personalization, which in turn improves conversion rates and consumer satisfaction. The combination of these factors increases consumer traffic while reducing acquisition costs, leading to more quote requests for our insurance provider customers. Increased quote requests, combined with quote and bind feedback, improve providers’ advertising and marketing efficiency in our marketplace, resulting in more providers and provider spend. More providers and provider spend enable us to attract more consumers, generating more data.

We rapidly scaled our business in a capital-efficient manner, having grown our company to revenue of over $125 million in 2017 with less than $10 million of equity raised to finance our business. Our revenue grew from $45.6 million in 2013 to $126.2 million in 2017, representing a compound annual growth rate of 29.0%. In 2016 and 2017, our total revenue was $122.8 million and $126.2 million, respectively, representing year-over-year growth of 2.8%. We had a net loss of $0.9 million in 2016 and a net loss of $5.1 million in 2017, and had $3.0 million and $(1.5) million in adjusted EBITDA in 2016 and 2017, respectively. See the section titled “Selected Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA and its reconciliation to net income (loss) determined in accordance with generally accepted accounting principles in the United States, or GAAP.

Industry Overview

Insurance is one of the largest segments of the United States economy and plays a vital role in securing the well-being of consumers.

Insurance marketing spend is large and evolving. To capture new policies and retain existing customers, insurance providers advertise across a broad range of online and offline marketing channels, devoting significant resources to sales and distribution. Separately, the internet has become increasingly influential in consumer insurance shopping, with more than 70% of insurance consumers shopping online, according to a 2015 comScore survey. While insurance providers are reallocating marketing spend from traditional media sources to online media channels, we believe the shift of marketing budgets continues to lag the shift in consumer behavior. We estimate that we have an immediate opportunity in excess of $2.6 billion per year, with a total addressable market over the long term of $120 billion annually.

Insurance products are complex and highly regulated. While consumers may perceive insurance as a commodity, it is complex and must be configured to match each consumer’s particular circumstances. In the United States, regulatory requirements vary state by state, with each state having different actuarial standards, statutory requirements and regulations, and there are numerous types and levels of coverage, bundling and discounts available from each provider. These complexities make it challenging for consumers to compare and choose from among the hundreds of available insurance providers and coverage combinations.

Insurance shopping is being enabled by new digital tools. We expect that the ongoing shift to online insurance shopping by consumers and the increasing digitization of insurance risk assessment and workflows will enable more personal, end-to-end shopping experiences, products and services.

Insurance agents are an essential and growing part of the industry landscape. Despite the trend toward online shopping, insurance agents play an essential role in the insurance buying process. According to a 2015 comScore survey, while more than 70% of insurance consumers shop online, 80% of policies purchased are closed offline by insurance agents, and consumers frequently cited the desire to speak to an agent as the top reason for not buying online. We estimate there are approximately 100,000 agencies in the United States who sell insurance products across the auto, home, life, commercial and renters insurance markets. The number of insurance agents continues to grow, with employment in the U.S. insurance sales agent and broker sector increasing from 318,000 to 385,000 between 2010 and 2016, as reported by the Bureau of Labor Statistics.

Market Opportunity

The challenges faced in the $120 billion non-health insurance sales, marketing and distribution market create a significant opportunity for companies that can efficiently align consumers and providers. These challenges include:

Misalignment of providers and consumers creates an inefficient match between supply and demand. Due to pricing and regulatory complexity, insurance providers typically specialize on pre-determined sub-sets of consumers. At the same time, consumers struggle to make informed buying decisions due to the large number of providers, breadth of insurance products and services available, and opaque pricing and coverage options. The inability for insurance providers to attract only those consumers who match their optimal risk profiles, combined with the lack of comprehensive information for consumers, creates a supply and demand misalignment.

Complex, fragmented and opaque market for consumers. Selecting the right insurance provider is challenging for consumers as there are more than 1,500 insurance carriers in the United States, each with different risk-assessment requirements, product offerings and pricing. Moreover, pricing for the same coverage can vary widely from one provider to another, and even across different sales channels within the same provider. Consumers have distinct attributes and insurance needs and historically have lacked access to comprehensive tools for identifying and connecting with the right providers.

Inefficient advertising channels for insurance providers. Traditional advertising channels, such as television, are inefficient for insurance providers and lack the fine-grained controls for consumer targeting and the ability to quickly and selectively adjust cost-per-acquisition and align advertising spend with loss tolerance. In addition, traditional channels lack the ability to identify and segment providers’ existing customers, limiting the utility of these channels for retention.

Our Solution

Our goal is to reshape insurance shopping for consumers and improve the way insurance providers attract and connect with customers as insurance shopping continues to shift online. Our results-driven marketplace, powered by our proprietary data and technology platform, matches and connects consumers seeking to purchase insurance with relevant options from our broad direct network of insurance providers, saving consumers and providers time and money.

Proprietary, data-driven technology platform.

Our platform efficiently attracts consumers shopping for insurance to our websites and mobile applications and matches consumers with relevant providers for streamlined quoting.

•	Bid: We advertise to consumers under the EverQuote brand across hundreds of online channels including internet search, email, social media and display advertising. Our algorithms efficiently manage over 160 million advertising impressions per day, utilizing insights from our proprietary data assets and A/B testing to optimize bids, advertising creatives and placements across channels.

•	Quote request: At quote request, consumers submit data required by providers for matching, quoting and binding. This information is securely exchanged with insurance providers at the moment of referral, enabling providers to produce quotes quickly, with minimal additional steps and information needs.

•	Bind: We combine consumer-submitted information and our internal data with proprietary machine learning algorithms to optimize matching and bind rates for consumers and insurance providers.

•	Retention: Our platform enables insurance providers to identify and run custom campaigns to help retain their existing customers.

We engage with consumers through user-friendly and easy-to-navigate websites that make shopping for insurance easy, fast and cost-effective. We also engage with consumers in innovative ways, such as through EverDrive, our social safe-driving mobile app.

Insurance carriers and agents connect with our marketplace through EverQuote Pro, our web-based provider portal. EverQuote Pro provides transparent, secure access to marketplace data regarding consumer type, volume and referral pricing, along with sophisticated campaign management tools for targeting consumers based on a wide array of attributes.

Key benefits for consumers

We offer consumers a streamlined and personalized insurance buying experience, providing the following key benefits:

•	Saving time and money

•	Single starting point for a comprehensive insurance shopping experience

•	Results-driven insurance shopping destination efficiently matching consumers with relevant options

•	Seamless online or offline handoff to quote or bind a policy

Key benefits for insurance providers

We are consistently one of the largest and most efficient consumer acquisition and retention channels for our insurance provider customers based on their feedback. We offer insurance providers the following key benefits:

•	Access to a high volume of in-market online consumers

•	Acquisition of consumers that match providers’ specific criteria

•	High return on investment through efficient acquisition of desired consumers

•	High quote and bind rates for referrals through broad data integration with providers

•	Flexible advertising channel

Our Strengths

We believe that our competitive advantages are based on the following key strengths:

•	Results-driven marketplace for consumers. We efficiently match and connect consumers with relevant insurance policy options for their specific circumstances and needs, decreasing the time needed to compare providers and increasing the chance of purchasing insurance. We believe that offering a personalized, comprehensive and provider-inclusive consumer experience has helped us to become the leading marketplace for online insurance shopping, as measured by online visits.

•	Disruptive data-driven approach. Our marketplace is powered by a proprietary data and technology platform that efficiently attracts insurance shoppers from a diverse and growing array of online sources, increases the bind rate for consumers and drives down the cost of acquisition for providers. As of February 28, 2018, we employed over 125 data scientists and engineers who continually leverage our growing data assets to improve our capabilities.

•	Powerful network effects. As we attract more consumers to our platform, we collect more data to improve personalization, which in turn improves conversion rates and consumer satisfaction. The combination of these factors increases consumer traffic while reducing acquisition costs, leading to more quote requests for our insurance provider customers. Increased quote requests, combined with quote and bind feedback, improve advertising and marketing efficiency in our marketplace, resulting in more providers and provider spend. More providers and provider spend enable us to attract more consumers, generating more data.

•	Ability to expand with significant operating leverage. We have leveraged our data assets, technology platform and engineering and data science capabilities, along with our growing audience of consumers and network of insurance providers, to expand our platform from the auto insurance market into the home and life insurance markets. We have entered these new verticals with only a modest increase in headcount, and we have already achieved attractive economics and high growth.

•	Flexible cost structure. Our largest expense, advertising, is variable and can be quickly adjusted to market conditions, including economic and industry cycles.

•	Founder-led management team with culture of innovation and performance. Led by our founders, we have built a team focused on data-driven innovation, which remains at the heart of our culture. We have also rapidly scaled our business in a capital-efficient manner, having grown our company to revenue of over $125 million in 2017 with less than $10 million of equity raised to finance our business.

Our Growth Strategies

Our core mission is to make finding insurance easy and more personal, saving consumers and insurance providers time and money. We leverage technology and data to empower consumers with better information and options, enabling them to identify and reduce risky behaviors, lower their insurance costs and lead safer lives. Ultimately, we seek to improve the way consumers understand and manage their personal risks. We are working to build the largest and most trusted online insurance marketplace in the world. To achieve this goal, we intend to continue to grow our business by pursuing the following strategies:

•	Attract more consumers to our marketplace. We plan to expand the number of consumers reaching our marketplace through existing channels by leveraging the superior features and growing data assets of our platform. In addition, we plan to launch new marketing channels, such as online video.

•	Add more insurance providers and increase revenue per provider. We plan to grow the number of insurance providers on our platform by demonstrating the value proposition of our marketplace as an efficient, scalable customer acquisition channel and adding new provider-facing features. We believe we can also increase the number of referrals per quote request while maintaining or increasing the bind rate per quote request, which would allow us to increase our revenue at limited marginal cost. We also plan to expand revenue per provider by increasing consumer traffic and quote request volume, adding verticals and innovating advertiser products and services.

•	Expand and deepen consumer engagement. We plan to innovate with new consumer offerings and enhanced personalization to deepen consumer engagement. We plan to provide broader and more meaningful consumer experiences, leading to increased return visits, higher frequency of interaction and greater revenue per user.

•	Invest in our technology platform and people. We plan to continue to invest in our data and technology platform by growing our data science and engineering team, enabling us to improve the breadth and efficiency of our marketplace for consumers and providers.

•	Launch new verticals on our platform. We plan to expand into additional vertical markets such as renters and commercial insurance to become a leading end-to-end marketplace for consumers and providers. With our entry into the home and life insurance verticals, we have demonstrated our ability to efficiently expand into new markets by leveraging our platform.

•	Enhance our brand awareness. We believe we have significant opportunities to increase our brand awareness. Historically, our marketing efforts have been focused on algorithmic consumer acquisition rather than brand marketing. We plan to further expand our marketing channels to drive greater brand recognition and attract a broader consumer audience. We believe a stronger brand may drive even greater efficiencies in our marketplace.

•	Grow internationally. We plan to selectively launch our offerings in international markets over time. We expect to focus our efforts in international markets with dynamics similar to the United States. We believe we can expand into new geographies with limited additional development costs due to the operating leverage embedded in our business.

Risks Associated with Our Business

You should consider carefully the risks described under the “Risk Factors” section beginning on page 15 and elsewhere in this prospectus. These risks, which include the following, could materially and adversely affect our business, financial condition, operating results, cash flow and prospects, which could cause the trading price of our Class A common stock to decline and could result in a partial or total loss of your investment:

•	Our business is dependent on our relationships with insurance providers with no long-term contractual commitments. If insurance providers stop purchasing consumer referrals from us, or if we are unable to establish and maintain new relationships with insurance providers, our business, results of operations and financial condition could be materially adversely affected.

•	We compete with other media for advertising spend from our insurance provider customers, and if we are unable to maintain or increase our share of the advertising spend of our insurance provider customers, our business could be harmed.

•	If consumers do not find value in our services or do not like the consumer experience on our platform, the number of referrals in our marketplace may decline, and our business, results of operations and financial condition could be materially adversely affected.

•	We rely on the data provided to us by consumers and insurance providers to improve our product and service offerings, and if we are unable to maintain or grow such data we may be unable to provide consumers with a shopping experience that is relevant, efficient and effective, which could adversely affect our business.

•	A significant portion of our revenue in recent periods was derived from one customer, and our results of operations could be adversely affected and stockholder value harmed if we lose business from this customer.

•	We depend on search engines, display advertising, social media, email, content-based online advertising and other online sources to attract consumers to our websites, and if we are unable to attract consumers and convert them into quote requests in a cost-effective manner, our business and financial results may be harmed.

•	If our emails are not delivered and accepted or are routed by email providers less favorably than other emails, or if our sites are not accessible or treated disadvantageously by internet service providers, our business may be substantially harmed.

•	If we are unable to develop new offerings, achieve increased consumer adoption of those offerings or penetrate new vertical markets, our business and financial results could be materially adversely affected.

•	Our business is substantially dependent on revenue from automotive insurance providers and subject to risks related to automotive insurance and the larger automotive industry. Our business may also be adversely affected by downturns in the home and life insurance industries.

•	We participate in a highly competitive market, and pressure from existing and new companies may adversely affect our business and operating results.

•	Insurance providers in our marketplace may not provide competitive levels of service to consumers, which could materially adversely affect our brand and business and our ability to attract consumers.

•	We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

•	We have incurred net losses in the past and we may generate losses in the future.

•	We expect our results of operations to fluctuate on a quarterly and annual basis.

•	Our past growth may not be indicative of our future growth, and our revenue growth rate may decline in the future.

•	The dual-class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our directors, executive officers and entities affiliated with Link Ventures, which will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Our Status as a Controlled Company

Upon completion of this offering, entities affiliated with Link Ventures will hold, in the aggregate, approximately     % of the voting power of our outstanding common stock (or     % if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full). Because more than 50% of our voting power will be held by entities affiliated with Link Ventures upon completion of this offering, we will be a “controlled company” as defined under the New York Stock Exchange listing rules. Following this offering, we intend to initially avail ourselves of certain of these exemptions and, for so long as we qualify as a “controlled company,” we will maintain the option to utilize from time to time some or all of these exemptions.

Our Corporate Information

We were incorporated in Delaware on August 1, 2008, under the name AdHarmonics, Inc., and changed our name to EverQuote, Inc. on November 17, 2014. Our principal executive offices are located at 210 Broadway, Cambridge, Massachusetts 02139, and our telephone number at that address is (855) 522-3444. Our website address is www.everquote.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

“EverQuote,” our logo, and other trademarks or trade names of EverQuote, Inc. appearing in this prospectus are our property. This prospectus also contains trademarks and trade names of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including:

•	reduced disclosure about our executive compensation arrangements;

•	exemption from the requirements to hold non-binding advisory votes on executive compensation and golden parachute payments; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company earlier if we have more than $1.07 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting obligations in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

THE OFFERING

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Total Class A common stock and Class B common stock to be outstanding after this offering	shares

Underwriters’ option to purchase additional shares of Class A common stock from us	shares

Underwriters’ option to purchase additional shares of Class A common stock from the selling stockholders	shares

Use of proceeds	We estimate that our net proceeds from the sale of our Class A common stock in this offering will be approximately $ , assuming an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

The principal purposes of this offering are to create a public market for the Class A common stock, facilitate access to the public equity markets, increase our visibility in the marketplace and obtain additional capital.

We intend to use our net proceeds from the sale of shares in this offering for working capital, capital expenditures and general corporate purposes, which could include potential strategic transactions and international expansion. See “Use of Proceeds.”

Voting rights	We have two classes of voting common stock, Class A common stock and Class B common stock. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes.

Holders of Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Upon the completion of this offering, the holders of the outstanding shares of Class B common stock will collectively hold approximately     % of the voting power of our outstanding capital stock, and entities affiliated with Link Ventures will hold in the aggregate approximately     % of the voting power of our outstanding capital stock. As a result, the holders of the outstanding shares of Class B common stock will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction.

Dividend policy	We do not anticipate declaring or paying any cash dividends on our capital stock in the foreseeable future. See “Dividend Policy.”

Risk factors	You should read the “Risk Factors” section beginning on page 15 and the other information included in this prospectus for a discussion of factors to consider before deciding to invest in shares of our Class A common stock.

Proposed New York Stock Exchange symbol	“GOAT”

The number of shares of Class A common stock and Class B common stock to be outstanding after this offering is based on 3,000 shares of Class A common stock outstanding as of February 28, 2018 and                  shares of Class B common stock outstanding as of February 28, 2018 (assuming the automatic conversion of all outstanding shares of preferred stock into an aggregate of                  shares of Class B common stock upon the completion of this offering), and excludes:

•	72,615 shares of Class A common stock issuable upon the exercise of options outstanding under our 2008 Stock Incentive Plan as of February 28, 2018, at a weighted-average exercise price of $56.74 per share;

•	395,532 shares of Class B common stock issuable upon the exercise of options outstanding under our 2008 Stock Incentive Plan as of February 28, 2018, at a weighted-average exercise price of $35.96 per share;

•	30,312 shares of Class B common stock issuable upon the vesting of restricted stock units outstanding under our 2008 Stock Incentive Plan as of February 28, 2018;

•	177,960 shares of Class A common stock reserved for future issuance under our 2008 Stock Incentive Plan as of February 28, 2018; and

•	shares of Class A common stock that will become available for issuance under our 2018 Equity Incentive Plan in connection with this offering.

In addition, the number of shares of Class A common stock available for issuance under the 2018 Equity Incentive Plan upon the closing of this offering will be subject to automatic annual increases through                  in accordance with the terms of such plan.

Except as otherwise noted, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of preferred stock into an aggregate of shares of Class B common stock upon the closing of this offering;

•	the automatic conversion of shares of Class B common stock into an equivalent number of shares of Class A common stock upon their sale by the selling stockholders at the closing of this offering;

•	no exercise of the outstanding options described above;

•	no exercise by the underwriters of their option to purchase additional shares from us or the selling stockholders; and

•	the filing and effectiveness of our restated certificate of incorporation and the adoption of our amended and restated bylaws upon the closing of this offering.

SUMMARY FINANCIAL AND OTHER DATA

The following table presents summary financial and other data for our business for the periods indicated. The summary statements of operations data presented below for the years ended December 31, 2016 and 2017 and the summary balance sheet data as of December 31, 2017 have been derived from our audited financial statements appearing at the end of this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. You should read this summary financial and other data in conjunction with the sections entitled “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing at the end of this prospectus.

	Year Ended December 31,
	2016	2017
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$122,778		$126,242

Cost and operating expenses:
Cost of revenue	5,888		7,745
Sales and marketing	105,820		109,473
Research and development	6,585		9,194
General and administrative	4,894		4,519

Total cost and operating expenses	123,187		130,931

Loss from operations	(409)		(4,689)
Interest expense	(506)		(382)

Loss before income taxes	(915)		(5,071)
Provision for income taxes	18		—

Net loss	(933)		(5,071)
Accretion of redeemable convertible preferred stock to redemption value	(656)		(14,093)

Net loss attributable to common stockholders	$(1,589)		$(19,164)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(1.30)		$(17.47)

Weighted average common stock outstanding, basic and diluted(1)	1,221		1,097

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$

Pro forma weighted average common stock outstanding, basic and diluted (unaudited)(2)

Other Financial and Operational Data:
Quote requests	9,508		12,123
Variable marketing margin(3)	$33,760		$37,551
Adjusted EBITDA(3)	$2,984		$(1,469)

(1)	See Note 11 to our audited financial statements appearing at the end of this prospectus, for an explanation of the calculations of net loss per share attributable to common stockholders, basic and diluted.
(2)	See Note 11 to our audited financial statements appearing at the end of this prospectus, for an explanation of the calculations of pro forma net loss per share attributable to common stockholders, basic and diluted.

(3)	These financial measures are not calculated in accordance with GAAP. See “Selected Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of these non-GAAP financial measures and a reconciliation of such measures to their nearest comparable financial measures calculated and presented in accordance with GAAP.

	As of December 31, 2017
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(in thousands)
Balance Sheet Data:
Cash	$2,363	$
Working capital(1)	2,634
Total assets	20,519
Current and long-term debt, net of discount	4,611
Total liabilities	20,126
Redeemable convertible preferred stock	50,937
Total stockholders’ equity (deficit)	(50,544)

(1)	We define working capital as current assets less current liabilities.
(2)	The pro forma balance sheet data give effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of shares of Class B common stock upon the closing of this offering.
(3)	The pro forma as adjusted balance sheet data give further effect to our issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted amount of each of cash, working capital, total assets, and total stockholders’ equity (deficit) by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted amount of each of cash, working capital, total assets, and total stockholders’ equity (deficit) by $             million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information included in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of may also become important factors that adversely affect our business. Our business, financial condition, operating results, cash flow and prospects could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our business is dependent on our relationships with insurance providers with no long-term contractual commitments. If insurance providers stop purchasing consumer referrals from us, or if we are unable to establish and maintain new relationships with insurance providers, our business, results of operations and financial condition could be materially adversely affected.

A substantial majority of our revenue is derived from sales of consumer referrals to insurance providers, including both insurance carriers and agents. Our relationships with insurance providers are dependent on our ability to deliver quality referrals at attractive volumes and prices. If insurance providers are not able to acquire their preferred referrals in our marketplace, they may stop buying referrals from us. Our agreements with insurance providers are short-term agreements, and insurance providers can stop participating in our marketplace at any time with no notice. As a result, we cannot guarantee that insurance providers will continue to work with us, or, if they do, the number of referrals they will purchase from us. In addition, we may not be able to attract new insurance providers to our marketplace or increase the amount of revenue we earn from insurance providers over time.

If we are unable to maintain existing relationships with insurance providers in our marketplace, or unable to add new insurance providers, we may be unable to offer our consumers the shopping experience they expect. This deficiency could reduce consumers’ confidence in our services, making us less popular with consumers. As a result, consumers could cease to use us, or use us at a decreasing rate.

In addition, our insurance carrier customers often provide subsidies to agents to offset agents’ costs in connection with selling insurance policies from our referrals. Our carrier customers have no obligation to provide such subsidies and may reduce the amount of such subsidies or cease providing them at any time. If our carrier customers were to reduce the amounts of or cease providing such subsidies, our insurance agent customers may terminate or reduce the extent of their relationships with us. Because our insurance provider customers can stop buying from us at any time and our insurance carrier customers may cease providing subsidies to our insurance agent customers at any time, our business, results of operations and financial condition could be materially adversely affected with little to no notice.

We compete with other media for advertising spend from our insurance provider customers, and if we are unable to maintain or increase our share of the advertising spend of our insurance provider customers, our business could be harmed.

We compete for insurance provider advertising spend with traditional offline media such as television, billboards, radio, magazines and newspapers, as well as online sources such as websites, social media and websites dedicated to providing multiple quote insurance information. Our ability to attract and retain insurance provider customers, and to generate advertising revenue from them, depends on a number of factors, including:

•	the ability of our insurance provider customers to earn an attractive return on investment from their spending with us;

•	our ability to increase the number of consumers using our marketplace;

•	our ability to compete effectively with other media for advertising spending; and

•	our ability to keep pace with changes in technology and the practices and offerings of our competitors.

We may not succeed in retaining or capturing a greater share of our insurance provider customers’ advertising spending compared to alternative channels. If our current insurance provider customers reduce or end their advertising spending with us and we are unable to increase the spending of our other insurance provider customers or attract new insurance provider customers, our revenue and business and financial results would be materially adversely affected.

In addition, insurance provider advertising spend remains concentrated in traditional offline media channels. Some of our current or potential insurance provider customers have little or no experience using the internet for advertising and marketing purposes and have allocated only limited portions of their advertising and marketing budgets to the internet. The adoption of online marketing may require a cultural shift among insurance providers as well as their acceptance of a new way of conducting business, exchanging information and evaluating new advertising and marketing technologies and services. This shift may not happen at all or at the rate we expect, in which case our business could suffer. Furthermore, we cannot assure you that the market for online marketing services will continue to grow. If the market for online marketing services fails to continue to develop or develops more slowly than we anticipate, the success of our business may be limited, and our revenue may decrease.

If consumers do not find value in our services or do not like the consumer experience on our platform, the number of referrals in our marketplace may decline, and our business, results of operations and financial condition could be materially adversely affected.

If we fail to provide a compelling insurance shopping experience to our consumers both through our web and mobile platforms, the number of consumer referrals purchased from us will decline, and insurance providers may terminate their relationships with us or reduce their spending with us. If insurance providers stop offering insurance in our marketplace, we may not be able to maintain and grow our consumer traffic, which may cause other insurance providers to stop using our marketplace. We believe that our ability to provide a compelling insurance shopping experience, both on the web and through mobile devices, is subject to a number of factors, including:

•	our ability to maintain a marketplace for consumers and insurance providers that efficiently captures user intent and effectively delivers relevant quotes to each individual insurance buyer;

•	our ability to continue to innovate and improve our marketplace;

•	our ability to launch new vertical offerings that are effective and have a high degree of consumer and insurance provider engagement;

•	our ability to maintain the compatibility of our mobile applications with operating systems, such as iOS and Android, and with popular mobile devices running such operating systems; and

•	our ability to access a sufficient amount of data to enable us to provide relevant quotes to consumers.

If the use of our marketplace declines or does not continue to grow, our business and operating results would be harmed.

We rely on the data provided to us by consumers and insurance providers to improve our product and service offerings, and if we are unable to maintain or grow such data we may be unable to provide consumers with a shopping experience that is relevant, efficient and effective, which could adversely affect our business.

Our business relies on the data provided to us by consumers and insurance providers using our marketplace. The large amount of information we use in operating our marketplace is critical to the insurance shopping experience we provide for consumers. If we are unable to maintain or grow the data provided to us, the value that we provide to consumers and insurance providers using our marketplace may be limited. In addition, the quality, accuracy and timeliness of this information may suffer, which may lead to a negative shopping experience for consumers using our marketplace and could materially adversely affect our business and financial results.

A significant portion of our revenue in recent periods was derived from one customer, and our results of operations could be adversely affected and stockholder value harmed if we lose business from this customer.

Sales to Progressive Casualty Insurance Company accounted for 23% and 20% of our revenue for the years ended December 31, 2016 and 2017, respectively. This customer made purchases from us under short-term agreements and may cease doing business with us at any time with no notice. As a result, we have no assurances that this customer will continue to purchase from us at its historical levels or at all. If this customer were to reduce its levels of purchases from us or discontinue its relationship with us, the loss could have a material adverse effect on our results of operations in both the short and long term.

We depend on search engines, display advertising, social media, email, content-based online advertising and other online sources to attract consumers to our websites, and if we are unable to attract consumers and convert them into quote requests in a cost-effective manner, our business and financial results may be harmed.

Our success depends on our ability to attract online consumers to our websites and convert them into referrals in a cost-effective manner. We depend, in part, on search engines, display advertising, social media, email, content-based online advertising and other online sources for our website traffic. We are included in search results as a result of both paid search listings, where we purchase specific search terms that result in the inclusion of our advertisement, and, separately, organic searches that depend upon the content on our sites.

Search engines, social media platforms and other online sources often revise their algorithms and introduce new advertising products. If one or more of the search engines or other online sources on which we rely for website traffic were to modify its general methodology for how it displays our advertisements, resulting in fewer consumers clicking through to our websites, our business could suffer. In addition, if our online display advertisements are no longer effective or are not able to reach certain consumers due to consumers’ use of ad-blocking software, our business could suffer.

If one or more of the search engines or other online sources on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, we could lose consumers and traffic to our websites could decrease, any of which could have a material adverse effect on our business, financial condition and results of operations.

We currently compete with numerous other online marketing companies, and we expect that competition will intensify. Some of these existing competitors may have more capital or complementary products or services than we do, and they may leverage their greater capital or diversification in a manner that adversely affects our competitive position. In addition, other newcomers, including major search engines and content aggregators, may be able to leverage their existing products and services to our disadvantage. We may be forced to expend significant resources to remain competitive with current and potential competitors. If any of our competitors are more successful than we are at attracting and retaining consumers, our business, financial condition and results of operations could be materially adversely affected.

If our emails are not delivered and accepted or are routed by email providers less favorably than other emails, or if our sites are not accessible or treated disadvantageously by internet service providers, our business may be substantially harmed.

If email providers or internet service providers, or ISPs, implement new or more restrictive email or content delivery or accessibility policies, including with respect to net neutrality, it may become more difficult to deliver emails to consumers or for consumers to access our websites and services. For example, certain email providers, including Google, may categorize our emails as “promotional,” and these emails may be directed to an alternate, and less readily accessible, section of a consumer’s inbox. If email providers materially limit or halt the delivery of our emails, or if we fail to deliver emails to consumers in a manner compatible with email providers’ email handling or authentication technologies, our ability to contact consumers through email could be significantly restricted. In addition, if we are placed on “spam” lists or lists of entities that have been involved in sending unwanted, unsolicited emails, our operating results and financial condition could be substantially harmed. Further, if ISPs prioritize or provide superior access to our competitors’ content, our business and results of operations may be adversely affected.

Insurance providers who use our marketplace can offer products and services outside of our marketplace or obtain similar services from our competitors.

Because we do not have exclusive relationships with insurance providers, consumers may obtain quotes and purchase insurance policies from them without having to use our marketplace. Insurance providers can attract consumers directly through their own marketing campaigns or other traditional methods of distribution, such as referral arrangements, physical storefront operations or broker agreements. Insurance providers also may offer quotes to prospective customers online directly, through one or more online competitors of our business, or both. If our insurance provider customers determine to compete directly with us or choose to favor one or more of our competitors, they could cease providing us with quote information and terminate any direct interactions we have with their online workflows, customers relationship management systems and internal quoting platforms, which would reduce the breadth of the quoting information available to us and could put us at a competitive disadvantage against their direct marketing efforts or our competitors that retain such access. If consumers seek insurance policies directly from insurance providers or through our competitors, or if insurance providers cease providing us with access to their systems or information, the number of consumers searching for insurance on our marketplace may decline, and our business, financial condition and results of operations could be materially adversely affected.

If we are unable to develop new offerings, achieve increased consumer adoption of those offerings or penetrate new vertical markets, our business and financial results could be materially adversely affected.

Our success depends on our continued innovation to provide product and service offerings that make our marketplace, websites and mobile applications useful for consumers. These new offerings must be widely adopted by consumers in order for us to continue to attract insurance providers to our marketplace. Accordingly, we must continually invest resources in product, technology and development in order to improve the comprehensiveness and effectiveness of our marketplace and its related product and service offerings and effectively incorporate new internet and mobile technologies into them. These product, technology and development expenses may include costs of hiring additional personnel and of engaging third-party service providers and other research and development costs.

Without an innovative marketplace and related product and service offerings, we may be unable to attract additional consumers or retain current consumers, which could adversely affect our ability to attract and retain insurance providers who want to participate in our marketplace, which could, in turn, harm our business and financial results.

In addition, while we have historically concentrated our efforts on the automobile insurance market, we will need to penetrate additional vertical markets, such as home and life insurance, in order to achieve our long-term growth goals. Our success in the automobile insurance market depends on our deep understanding of this industry. In order to penetrate new vertical markets, we will need to develop a similar understanding of those new markets and the associated business challenges faced by participants in them. Developing this level of understanding may require substantial investments of time and resources and we may not be successful. If we fail to penetrate new vertical markets successfully, our revenue may grow at a slower rate than we anticipate and our financial condition could suffer.

Our business is substantially dependent on revenue from automotive insurance providers and subject to risks related to automotive insurance and the larger automotive industry. Our business may also be adversely affected by downturns in the home and life insurance industries.

A substantial majority of the insurance purchased through our marketplace is automobile insurance and our financial prospects depend significantly on the larger automotive industry ecosystem. If insurance carriers experience large or unexpected losses through the offering of insurance, these carriers may choose to decrease the amount of money they spend with us. In addition, decreases in consumer demand in the automotive industry in general could adversely affect the demand for insurance and, in turn, the number of consumers using our marketplace to request insurance quotes. For example, trends in the automotive industry, such as from the effects of ride sharing applications, including Uber and Lyft, distracted driving and autonomous driving technologies, have the potential to adversely affect automobile purchases and to decrease the demand for auto insurance. In addition, consumer purchases of new and used automobiles generally decline during recessionary periods and other periods in which disposable income is adversely affected and may be affected by negative trends in the broader economy, including the cost of energy and gasoline, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility and increased unemployment.

We are also dependent upon the economic success of the home and life insurance industries. Declines in demand for home and life insurance could cause fewer consumers to use our product offerings to shop for such policies. Downturns in either of these markets, which could be caused by a downturn in the economy at large, could materially adversely affect our business.

If we fail to build and maintain our brand, our ability to expand the use of our marketplace by consumers and insurance providers may be adversely affected.

Our future success depends upon our ability to create and maintain brand recognition and a reputation for delivering easy, efficient and personal insurance shopping. A failure by us to build our brand and deliver on these expectations could harm our reputation and damage our ability to attract and retain consumers, which could adversely affect our business. If consumers do not perceive our marketplace as a better insurance shopping experience, our reputation and the strength of our brand may be adversely affected.

Many of our competitors have more resources than we do and can spend more advertising their brands and services. As a result, we are required to spend considerable money and other resources to create brand awareness and build our reputation. Should the need or competition for top-of-mind awareness and brand preference increase, we may not be able to build brand awareness, and our efforts at building, maintain and enhancing our reputation could fail. Even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brand cost-effectively, our business, results of operations and financial condition could be materially adversely affected.

Complaints or negative publicity about our business practices, our marketing and advertising campaigns, our compliance with applicable laws and regulations, the integrity of the data that we provide to consumers, data privacy and security issues, and other aspects of our business, whether valid or not, could diminish confidence and participation in our marketplace and could adversely affect our reputation and business. There can be no assurance that we will be able to maintain or enhance our brand, and failure to do so would harm our business growth prospects and operating results.

Our marketing efforts may not be successful.

We currently rely on performance marketing channels that must deliver on metrics that are selected by our insurance provider customers and are subject to change at any time. We are unable to control how our insurance provider customers evaluate our performance. Certain of these metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and adversely affect our business. In addition, the metrics we provide may differ from estimates published by third parties or from similar metrics of our competitors due to differences in methodology. If our insurance provider customers do not perceive our metrics to be accurate, or if we discover material inaccuracies in our metrics, it could adversely affect our online marketing efforts and business.

In addition, we plan to expand our marketing efforts into offline channels such as television and radio. We face significant competition in marketing on offline channels, including from competitors and insurance carriers who may have significantly greater resources and brand recognition than we do. If we fail to expand our marketing efforts in offline channels or to market ourselves successfully on such channels, we may not experience increases in consumer traffic and increased referral and advertising revenue necessary to grow our business, which could have a material adverse effect on our results of operations and financial results.

If we fail to manage future growth effectively, our business could be materially adversely affected.

We have at times experienced rapid growth and anticipate further growth. This growth has placed significant demands on management and our operational infrastructure. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, while maintaining the beneficial aspects of our company culture. If we do not manage the growth of our business and operations effectively, the quality of our services and efficiency of our operations could suffer and we may not be able to execute on our business plan, which could harm our brand, results of operations and overall business.

Failure to increase our revenue or reduce our sales and marketing expense as a percentage of revenue would adversely affect our financial condition and profitability.

We expect to make significant future investments to support the further development and expansion of our business, and these investments may not result in increased revenue or growth on a timely basis or at all. Furthermore, these investments may not decrease as a percentage of revenue if our business grows. In particular, we intend to continue investing to market to our consumers including to increase awareness of our brand, including through television and radio advertisements. There can be no assurance that these investments will increase revenue or that we will eventually be able to decrease our sales and marketing expense as a percentage of revenue, and failure to do so would adversely affect our financial condition and profitability.

We participate in a highly competitive market, and pressure from existing and new companies may adversely affect our business and operating results.

We face significant competition from companies that provide information and insurance-buying services designed to help consumers shop for insurance and to enable insurance providers to reach these consumers. Our competitors offer various products and services that compete with us. Some of these competitors include:

•	companies that operate, or could develop, insurance search websites;

•	media sites, including websites dedicated to providing multiple quote insurance information and financial services information generally;

•	internet search engines; and

•	individual insurance providers, including through the operation of their own websites, physical storefront operations and broker arrangements.

We compete with these and other companies for a share of insurance providers’ overall budget for online and offline media marketing and referral spend. To the extent that insurance providers’ view alternative marketing and media strategies to be superior to our marketplace, we may not be able to maintain or grow the number of insurance providers using, and advertising on, our marketplace, and our business and financial results may be harmed.

We also expect that new competitors will enter the online insurance industry with competing marketplaces, products and services, which could have an adverse effect on our business and financial results.

Our competitors could significantly impede our ability to maintain or expand the number of consumers and insurance providers using our marketplace. Our competitors also may develop and market new technologies that render our marketplace less competitive, unmarketable or obsolete. In addition, if our competitors develop marketplaces with similar or superior functionality to ours, and our web traffic declines, we may need to decrease our referral and advertising fees. If we are unable to maintain our current pricing structure due to competitive pressures, our revenue would likely be reduced and our financial results would be adversely affected.

Our existing and potential competitors may have significantly more financial, technical, marketing and other resources than we have, and the ability to devote greater resources to the development, promotion and support of their marketplaces, products and services. In addition, they may have more extensive insurance industry relationships than we have, longer operating histories and greater name recognition. As a result, these competitors may be able to respond more quickly with new technologies and to undertake more extensive marketing or promotional campaigns than we can. In addition, to the extent that any of our competitors have existing relationships with insurance providers for marketing or data analytics solutions, those insurance providers may be unwilling to partner with us. If we are unable to compete with these competitors, the demand for our marketplace and related products and services could substantially decline.

In addition, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. We may not be able to compete successfully against current or future competitors, and competitive pressures may harm our business and financial results.

Insurance providers on our marketplace may not provide competitive levels of service to consumers, which could materially adversely affect our brand and business and our ability to attract consumers.

Our ability to provide consumers with a high-quality and compelling insurance shopping experience depends, in part, on consumers receiving competitive prices, convenience, customer service and responsiveness from insurance providers with whom they are matched on our marketplace. If these providers do not meet or exceed consumer expectations with competitive levels of convenience, customer service, price and responsiveness, the value of our brand may be harmed, our ability to attract consumers to our marketplace may be limited and the number of consumers matched through our marketplace may decline, which could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on our ability to maintain and improve the technology infrastructure necessary to send marketing emails and operate our websites, and any significant disruption in service on our email network infrastructure or websites could result in a loss of consumers, which could harm our business, brand, operating results and financial condition.

Our brand, reputation and ability to attract consumers and insurance providers depend on the reliable performance of our technology infrastructure and content delivery. We use emails to attract consumers to our marketplace. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be prolonged and harmful to our business. If our websites are unavailable when users attempt to access them, or if they do not load as quickly as expected, users may not return as often in the future, or at all. As our user base and the amount of information shared on our websites and mobile applications continue to grow, we will need an increasing amount of network capacity and computing power. We have spent and expect to continue to spend substantial amounts on data centers and equipment and related network infrastructure and services to handle the traffic on our websites and mobile applications and to help shorten the length of or prevent system interruptions. The operation of these systems is expensive and complex and we could experience operational failures. Interruptions, delays or failures in these systems, whether due to earthquakes, adverse weather conditions, other natural disasters, power loss, computer viruses, cybersecurity attacks, physical break-ins, terrorism, errors in our software or otherwise, could be prolonged and could affect the security or availability of our websites and applications, and prevent consumers from accessing our services. Such interruptions also could result in third parties accessing our confidential and proprietary information, including our intellectual property or consumer information. Problems with the reliability or security of our systems could harm our reputation, our ability to protect our confidential and proprietary information, result in a loss of users of our marketplace or result in additional costs. If we do not maintain or expand our network infrastructure successfully or if we experience operational failures or prolonged disruptions or delays in the availability of our systems or a significant search engine, we could lose current and potential consumers, which could harm our operating results and financial condition.

Substantially all of the communications, network and computer hardware used to operate our websites and mobile applications are located in the United States in Amazon Web Services and Google Cloud Platform data centers. Although we believe our systems are fully redundant, there may be exceptions for certain hardware. In addition, we do not own or control the operation of these facilities. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of these events could result in damage to our systems and hardware or could cause them to fail. In addition, we may not have sufficient protection or recovery plans in certain circumstances.

Problems faced by our third-party web hosting providers could adversely affect the experience of users of our marketplace. Our third-party web hosting providers could close their facilities without adequate notice. Any financial difficulties, up to and including bankruptcy, faced by our third-party web hosting providers or any of the service providers with whom they contract may have adverse effects on our business, the nature and extent of which are difficult to predict. If our third-party web hosting providers are unable to keep up with our growing capacity needs, our business could be harmed.

Any errors, defects, disruptions or other performance or reliability problems with our network operations could cause interruptions in access to our marketplace as well as delays and additional expense in arranging new facilities and services and could harm our reputation, business, operating results and financial condition.

Although we carry business interruption insurance, it may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business that may result from interruptions in our service as a result of system failures.

We rely on third-party service providers for many aspects of our business, and any failure to maintain these relationships could harm our business.

Our success will depend upon our relationships with third parties, including those with our payment processor, our data center host, our customer relationship manager software provider and our general ledger provider. If these third parties experience difficulty meeting our requirements or standards, or if the license agreements we have entered into with such third parties are terminated or not renewed, it could make it difficult for us to operate some aspects of our business, which could damage our business and reputation. In addition, if such third-party service providers were to cease operations, temporarily or permanently, face financial distress or other business disruptions, increase their fees, or if our relationships with these providers deteriorate, we could suffer increased costs and delays in our ability to provide consumers with content or provide similar services until an equivalent provider could be found or we could develop replacement technology or operations. In addition, if we are unsuccessful in identifying or finding high-quality partners, if we fail to negotiate cost-effective relationships with them or if we ineffectively manage these relationships, it could adversely affect our business and financial results.

We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. Experienced information technology personnel, who are critical to the success of our business, are in particularly high demand. This demand is particularly acute in the greater Boston, Massachusetts area, where we are headquartered. Competition for their talents is intense, and retaining such individuals can be difficult. The loss of any of our executive officers or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Our executive officers and other employees are at-will employees, which means they may terminate their employment relationships with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be materially adversely affected.

We are subject to risks associated with a corporate culture that promotes entrepreneurialism and decentralized decision making.

We have delegated considerable operational autonomy and responsibility to our employees, including by having flexible working hours. In addition, a central tenet of our culture is providing our employees with opportunities to grow, accept new challenges and take on new responsibilities.

As a consequence, we may have relatively inexperienced people in key positions, and we routinely rotate experienced employees to other jobs within our company. In addition, the autonomy we provide to our employees could result in poor decision making, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we are unable to successfully respond to changes in the market, our business could be harmed.

While our business has grown rapidly as consumers and insurance providers have increasingly accessed our marketplace, we expect that our business will evolve in ways that may be difficult to predict. For example, we anticipate that over time we may reach a point when investments in new user traffic are less productive and the continued growth of our revenue will require more focus on developing new product and service offerings for consumers and insurance providers, expanding our marketplaces into new international markets and new industries to attract new customers, and increasing our referral and advertising fees. It is also possible that consumers and insurance providers could broadly determine that they no longer believe in the efficiency and effectiveness of our marketplace. Our continued success will depend on our ability to successfully adjust our strategy to meet the changing market dynamics. If we are unable to do so, our business could be harmed and our results of operations and financial condition could be materially adversely affected.

We have incurred net losses in the past and we may generate losses in the future.

We have incurred net losses in the past and have never generated net income on an annual basis. We anticipate that our operating expenses and capital expenditures will increase substantially in the foreseeable future as we continue to invest to expand into new verticals, enhance our brand awareness, hire additional employees, expand outside of the United States and improve our technology and infrastructure capabilities. Our expansion efforts may prove more expensive than we anticipate, and we may not succeed in increasing our revenue and margins sufficiently to offset these higher expenses. We incur significant expenses in acquiring consumers, developing our technology and marketing the products and services we offer. Our costs also may increase due to our continued new product development and general administrative expenses, such as legal and accounting expenses related to being a public company. If we fail to increase our revenue or manage these additional costs, we may continue to incur losses in the future.

We expect our results of operations to fluctuate on a quarterly and annual basis.

Our revenue and results of operations could vary significantly from period to period and may fail to match expectations as a result of a variety of factors, some of which are outside of our control. Our results may vary as a result of fluctuations in the number of consumers and insurance providers using our marketplace and the size and seasonal variability of the marketing budgets of our insurance provider customers. In addition, the auto, home and life insurance industries are each subject to their own cyclical trends and uncertainties. Fluctuations and variability across these different verticals may affect our revenue. As a result of the potential variations in our revenue and results of operations, period-to-period comparisons may not be meaningful and the results of any one period should not be relied on as an indication of future performance. In addition, our results of operations may not meet the expectations of investors or public market analysts who follow us, which may adversely affect our stock price.

Our past growth may not be indicative of our future growth, and our revenue growth rate may decline in the future.

Our revenue grew from $96.8 million in 2015 to $122.8 million in 2016 and to $126.2 million in 2017, increases of 26.8% and 2.8%, respectively. This growth may not be indicative of our future growth, if any, and we will not be able to grow as expected, or at all, if we do not accomplish the following:

•	increase the number of consumers using our marketplace;

•	maintain and expand the number of insurance providers that use our marketplace or our revenue per provider;

•	further improve the quality of our marketplace, and introduce high-quality new products; and

•	increase the number of insurance shoppers acquired by insurance providers on our marketplace.

Our revenue growth rates may also be limited if we are unable to achieve high market penetration rates as we experience increased competition. If our revenue or revenue growth rates decline, investors’ perceptions of our business may be adversely affected and the market price of our Class A common stock could decline.

Our dedication to making decisions based primarily on the best interests of our company and stockholders may cause us to forgo short-term gains in pursuit of potential but uncertain long-term growth.

Our guiding principle is to build our business by making decisions based primarily upon the best interests of our entire marketplace, including consumers and insurance providers, which we believe has been essential to our success in increasing our user growth rate and engagement and best serves the long-term interests of our company and our stockholders. In the past, we have forgone, and we will in the future continue to forgo, certain expansion or short-term revenue opportunities that we do not believe are in the best interests of our marketplace and its users, even if such decisions adversely affect our results of operations in the short term. However, this strategy may not result in the long-term benefits that we expect, in which case our user traffic and engagement, business and financial results could be harmed.

We collect, process, store, share, disclose and use consumer information and other data, and our actual or perceived failure to protect such information and data or respect users’ privacy could damage our reputation and brand and harm our business and operating results.

Use of our marketplace involves the storage and transmission of consumers’ information, including personal information, and security breaches could expose us to a risk of loss or exposure of this information, which could result in potential liability, litigation and remediation costs, as well as reputational harm, all of which could materially adversely affect our business and financial results. For example, unauthorized parties could steal our users’ names, email addresses, physical addresses, phone numbers and other information, including sensitive medical information, which we collect when providing life insurance quotes. While we use encryption and authentication technology licensed from third parties designed to effect secure transmission of such information, we cannot guarantee the security of the transfer and storage of the personal information we collect from customers.

Like all information systems and technology, our websites, mobile applications and information systems may be subject to computer viruses, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware and similar incidents or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or website shutdowns, or could cause loss of critical data or the unauthorized disclosure, access, acquisition, alteration or use of personal or other confidential information. Although we have a chief information officer who coordinates our cybersecurity measures, policies and procedures, and our chief information officer regularly reports to our board of directors regarding these matters, we cannot be certain that our efforts will be able to prevent breaches of the security of our information systems and technology. If we experience compromises to our security that result in websites or mobile application performance or availability problems, the complete shutdown of our websites or mobile applications or the loss or unauthorized disclosure, access, acquisition, alteration or use of confidential information, consumers and insurance providers may lose trust and confidence in us, and consumers and insurance providers may decrease the use of our website or stop using our website entirely. Further, outside parties may attempt to fraudulently induce employees, consumers or insurance providers to disclose sensitive information in order to gain access to our information or consumers’ or insurance providers’ information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often are not recognized until launched against a target, and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventative measures.

Any or all of the issues above could adversely affect our ability to attract new users and increase engagement by existing users, cause existing users to curtail or stop use of our marketplace, cause existing insurance provider customers to cancel their contracts or subject us to governmental or third-party lawsuits, investigations, regulatory fines or other actions or liability, thereby harming our business, results of operations and financial condition. Although we are not aware of any material information security incidents to date, we have detected common types of attempts to attack our information systems and data using means that have included viruses and phishing.

There are numerous federal, state and local laws in the United States and around the world regarding privacy and the collection, processing, storing, sharing, disclosing, using, cross-border transfer and protecting of personal information and other data, the scope of which are changing, subject to differing interpretations, and which may be costly to comply with, may result in regulatory fines or penalties, and may be inconsistent between countries and jurisdictions or conflict with other rules.

We are subject to the terms of our privacy policies and privacy-related obligations to third parties. We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection, to the extent possible. However, it is possible that these obligations may be interpreted and applied in new ways or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices or that new regulations could be enacted. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which could include personally identifiable information or other user data, may result in governmental investigations, enforcement actions, regulatory fines, litigation or public statements against us by consumer advocacy groups or others, and could cause consumers and insurance providers to lose trust in us, all of which could be costly and have an adverse effect on our business. In addition, new and changed rules and regulations regarding privacy, data protection and cross-border transfers of consumer information could cause us to delay planned uses and disclosures of data to comply with applicable privacy and data protection requirements. Moreover, if third parties that we work with violate applicable laws or our policies, such violations also may put consumer or insurance provider information at risk and could in turn harm our reputation, business and operating results.

We may be unable to halt the operations of websites that aggregate or misappropriate our data.

From time to time, third parties may misappropriate our data through website scraping, robots or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites may misappropriate data in our marketplace and attempt to imitate our brand or the functionality of our website. If we become aware of such websites, we intend to employ technological or legal measures in an attempt to halt their operations. However, we may be unable to detect all such websites in a timely manner and, even if we could, technological and legal measures may be insufficient to halt their operations. In some cases, particularly in the case of websites operating outside of the United States, our available remedies may not be adequate to protect us against the effect of the operation of such websites. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, results of operations or financial condition. In addition, to the extent that such activity creates confusion among consumers or advertisers, our brand and business could be harmed.

We are subject to a number of risks related to the credit card and debit card payments we accept.

We accept payments through credit and debit card transactions. For credit and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees may require us to increase the prices we charge and would increase our operating expenses, either of which could harm our business, financial condition and results of operations.

We currently rely exclusively on one third-party vendor to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if this vendor becomes unwilling or unable to provide these services to us and we are unable to find a suitable replacement on a timely basis. If we or our processing vendor fails to maintain adequate systems for the authorization and processing of credit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if these systems fail to work properly and, as a result, we do not charge our customers’ credit cards on a timely basis or at all, our business, revenue, results of operations and financial condition could be harmed.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data are compromised due to a breach of data, we may be liable for significant costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could harm our business, results of operations and financial condition.

We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for us to comply. We are required to comply with payment card industry security standards. Failing to comply with those standards may violate payment card association operating rules, federal and state laws and regulations, and the terms of our contracts with payment processors. Any failure to comply fully also may subject us to fines, penalties, damages and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Further, there is no guarantee that such compliance will prevent illegal or improper use of our payment systems or the theft, loss or misuse of data pertaining to credit and debit cards, card holders and transactions.

If we are unable to maintain our chargeback rate or refund rates at acceptable levels, our processing vendor may increase our transaction fees or terminate its relationship with us. Any increases in our credit and debit card fees could harm our results of operations, particularly if we elect not to raise our rates for our service to offset the increase. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

Our success will depend, in part, on our ability to grow our business in response to the demands of consumers, insurance providers and other constituents within the insurance industry as well as competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of technology, research and development, and sales and marketing functions;

•	transition of the acquired company’s consumers and data to our marketplace;

•	retention of employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

•	potential write-offs of intangibles or other assets acquired in such transactions that may have an adverse effect on our operating results in a given period;

•	potential liabilities for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former stockholders or other third parties.

Our failure to address these risks or other problems encountered in connection with future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and harm our business generally. Future acquisitions also could result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expense or impairment charges associated with acquired intangible assets or goodwill, any of which could harm our financial condition. Also, the anticipated benefits of any acquisitions may not be realized.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us, our business, operating results and financial condition may be harmed.

We intend to continue to make investments to support our growth and may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to increase our marketing expenditures to improve our brand awareness, develop new product and service offerings or further improve our marketplace and existing product and service offerings, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Volatility in the credit markets also may have an adverse effect on our ability to obtain debt financing.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be materially adversely affected.

Litigation could distract management, increase our expenses or subject us to material money damages and other remedies.

Although we are not currently a party to any material legal proceedings, we may be involved from time to time in various legal proceedings, including, but not limited to, actions relating to breach of contract and intellectual property infringement that might necessitate changes to our business or operations. Regardless of whether any claims against us have merit, or whether we are ultimately held liable or subject to payment of damages, claims may be expensive to defend and may divert management’s time away from our operations. If any legal proceedings were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial position and results of operations. Any adverse publicity resulting from actual or potential litigation may also materially and adversely affect our reputation, which in turn could adversely affect our results.

Companies in the internet, technology and media industries are frequently subject to allegations of infringement or other violations of intellectual property rights. While we are not currently subject to claims relating to intellectual property, as we grow our business and expand our operations we may become subject to intellectual property claims by third parties. We plan to vigorously defend our intellectual property rights and our freedom to operate our business; however, regardless of the merits of the claims, intellectual property claims are often time consuming and extremely expensive to litigate or settle and are likely to continue to divert managerial attention and resources from our business objectives. Successful infringement claims against us could result in significant monetary liability or prevent us from operating our business or portions of our business. Resolution of claims may require us to obtain licenses to use intellectual property rights belonging to third parties, which may be expensive to procure, or we may be required to cease using intellectual property of third parties altogether. Many of our contracts require us to provide indemnification against third-party intellectual property infringement claims, which would increase our defense costs and may require that we pay damages if there were an adverse ruling in any such claims. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our existing and any future indebtedness could adversely affect our ability to operate our business.

As of December 31, 2017, we had $4.6 million of outstanding borrowings under our loan and security agreement with Western Alliance Bank. We do not intend to use any of our proceeds from this offering to prepay any of these borrowings. We could in the future incur additional indebtedness beyond our borrowings from Western Alliance Bank.

Our outstanding indebtedness combined with our other financial obligations and contractual commitments, including any additional indebtedness beyond our borrowings from Western Alliance Bank, could have significant adverse consequences, including:

•	requiring us to dedicate a portion of our cash resources to the payment of interest and principal, reducing money available to fund working capital, capital expenditures, product development and other general corporate purposes;

•	increasing our vulnerability to adverse changes in general economic, industry and market conditions;

•	subjecting us to restrictive covenants that may reduce our ability to take certain corporate actions or obtain further debt or equity financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

In addition, our indebtedness under the loan and security agreement bears interest at a variable rate, making us vulnerable to increases in the market rate of interest. If the market rate of interest increases substantially, we will have to pay additional interest on this indebtedness, which would reduce cash available for our other business needs.

We intend to satisfy our current and future debt service obligations with our existing cash and cash flows from operations. However, we may not have sufficient funds, and may be unable to generate sufficient cash flows from operations, to pay the amounts due under our existing debt instruments. Failure to make payments or comply with other covenants under our existing debt instruments could result in an event of default and acceleration of amounts due. Under our loan and security agreement with Western Alliance Bank, the occurrence of an event that would reasonably be expected to have a material adverse effect on our business, operations, assets or condition is an event of default. If an event of default occurs and the lender accelerates the amounts due, we may need to seek additional financing, which may not be available on acceptable terms, in a timely manner or at all. In such event, we may not be able to make accelerated payments, and the lender could seek to enforce security interests in the collateral securing such indebtedness, which includes substantially all of our assets. In addition, the covenants under our existing debt instruments, the pledge of our assets as collateral and the negative pledge with respect to our intellectual property could limit our ability to obtain additional debt financing. Any of these events could have a material adverse effect on our results of operations or financial condition.

Risks Related to Our Intellectual Property

We may not be able to adequately protect our intellectual property rights.

Our business depends on our intellectual property, the protection of which is crucial to the success of our business. We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. In addition, we attempt to protect our intellectual property, technology and confidential information by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements as we deem appropriate. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our website features, software and functionality or obtain and use information that we consider proprietary.

We may not be able to discover or determine the extent of any unauthorized use or infringement or violation of our intellectual property or proprietary rights. Third parties also may take actions that diminish the value of our proprietary rights or our reputation. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of resources, the impairment or loss of portions of our intellectual property and could materially adversely affect our business, financial condition and operating results. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. These steps may be inadequate to protect our intellectual property. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to use information that we regard as proprietary to create product offerings that compete with ours. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights, which could materially adversely affect our business, financial condition and operating results.

Competitors may adopt service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term “EverQuote.”

We currently hold the “everquote.com” internet domain name as well as various other related domain names. The regulation of domain names in the United States is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain all domain names that use the name EverQuote.

We currently operate only in the United States. To the extent that we determine to expand our business internationally, we will encounter additional risks, including different, uncertain or more stringent laws relating to intellectual property rights and protection.

We may in the future be subject to intellectual property disputes, which are costly to defend and could harm our business and operating results.

We may from time to time face allegations or claims that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including from our competitors or non-practicing entities. Such claims, regardless of their merit, could result in litigation or other proceedings and could require us to expend significant financial resources and attention by our management and other personnel that otherwise would be focused on our business operations, result in injunctions against us that prevent us from using material intellectual property rights, or require us to pay damages to third parties. Patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may result in significant settlement costs or require us to stop offering some features, or purchase licenses or modify our products and features while we develop non-infringing substitutes, but such licenses may not be available on terms acceptable to us or at all, which would require us to develop alternative intellectual property.

Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, our operating results and our reputation.

As our business expands, we may be subject to intellectual property claims against us with increasing frequency, scope and magnitude. We may also be obligated to indemnify affiliates or other partners who are accused of violating third parties’ intellectual property rights by virtue of those affiliates or partners’ agreements with us, and this could increase our costs in defending such claims and our damages. For example, many of our agreements with insurance providers and other partners require us to indemnify these entities against third-party intellectual property infringement claims. Furthermore, such insurance providers and partners may discontinue their relationship with us either as a result of injunctions or otherwise. The occurrence of these results could harm our brand or materially adversely affect our business, financial position and operating results.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our technologies and processes, we rely in part on confidentiality agreements with our employees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we may not be able to assert our trade secret rights against such parties. To the extent that our employees, contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights to related or resulting know-how and inventions. The loss of confidential information or intellectual property rights, including trade secret protection, could make it easier for third parties to compete with our products. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our business, results of operations, reputation and competitive position.

Our use of “open source” software could adversely affect our ability to protect our proprietary software and subject us to possible litigation.

We use open source software in connection with our software development. From time to time, companies that use open source software have faced claims challenging the use of open source software and/or compliance with open source license terms. We could be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming non-compliance with open source licensing terms. Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop services that are similar to or better than ours.

Risks Related to Government Regulation

Our businesses are heavily regulated. We are, and may in the future become, subject to a variety of international, federal, state, and local laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

Our activities are subject to extensive regulation under the laws of the United States and its various states and the other jurisdictions in which we operate. We are currently subject to a variety of, and may in the future become subject to additional, international, federal, state and local laws that are continuously evolving and developing, including laws regarding the insurance industry, mobile- and internet-based businesses and other businesses that rely on advertising, as well as privacy and consumer protection laws, including the Telephone Consumer Protection Act, or TCPA, the Telemarketing Sales Rule, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, the Fair Credit Reporting Act and employment laws, including those governing wage and hour requirements. Our insurance activities are subject to regulation by state insurance regulators in the United States. These laws are complex and can be costly to comply with, require significant management time and effort, and could subject us to claims, government enforcement actions, civil and criminal liability or other remedies, including suspension of business operations. These laws may conflict with each other, further complicating compliance efforts.

If we are unable to comply with these laws or regulations in a cost-effective manner, we may be required to modify affected products and services, which could require a substantial investment and loss of revenue, or cease providing the affected product or service altogether. If we are found to have violated laws or regulations, we may be subject to significant fines, penalties and other losses.

We assess customer insurance needs, collect customer contact information and provide other product offerings, which results in us receiving personally identifiable information. This information is increasingly subject to legislation and regulation in the United States. This legislation and regulation is generally intended to protect individual privacy and the privacy and security of personal information. We could be adversely affected if government regulations require us to significantly change our business practices with respect to this type of information or if the insurance providers who use our marketplace violate applicable laws and regulations.

Changes in applicable laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business, having a material adverse effect on our business, financial condition and results of operations. If there were to be changes to statutory or regulatory requirements, we may be unable to comply fully with or maintain all required insurance licenses and approvals. Regulatory authorities have relatively broad discretion to grant, renew and revoke licenses and approvals. If we do not have all requisite licenses and approvals, or do not comply with applicable statutory and regulatory requirements, the regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us, which could have a material adverse effect on our business, results of operations and financial condition.

We cannot predict whether any proposed legislation or regulatory changes will be adopted, or what impact, if any, such proposals or, if enacted, such laws could have on our business, results of operations and financial condition. If we fail to comply with applicable laws and regulations, we may be subject to investigations, criminal penalties or civil remedies, including fines, injunctions, loss of an operating license or approval, increased scrutiny or oversight by regulatory authorities, the suspension of individual employees, limitations on engaging in a particular business or redress to customers. The cost of compliance and the consequences of non-compliance could have a material adverse effect on our business, results of operations and financial condition. In addition, a failure to comply with applicable laws and regulations could have a material adverse effect on our business, results of operations and financial condition by exposing us to negative publicity and reputational damage or by harming our customer or employee relationships.

In most jurisdictions, government regulatory authorities have the power to interpret and amend applicable laws and regulations, and have discretion to grant, renew and revoke the various licenses and approvals we need to conduct our activities. Such authorities may require us to incur substantial costs in order to comply with such laws and regulations. Regulatory statutes are broad in scope and subject to differing interpretation. In some areas of our businesses, we act on the basis of our own or the industry’s interpretations of applicable laws or regulations, which may conflict from jurisdiction to jurisdiction. In the event those interpretations eventually prove different from the interpretations of regulatory authorities, we may be penalized or precluded from carrying on our previous activities.

Federal, state and international laws and regulations regulating insurance activities are complex and could have a material adverse effect on our business, may reduce our profitability and potentially limit our growth.

The insurance regulatory system in the United States is generally designed to protect the interests of consumers or policyholders, and not necessarily the interests of insurance producers, insurers, their stockholders and other investors. This system addresses, among other things: licensing companies and agents to transact business and authorizing lines of business; and regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements. In some cases, these insurance and other laws and regulations may impose operational limitations on our business, including on the products and services we may offer or on the amount or type of compensation we may collect. While we attempt to comply with applicable laws and regulations, there can be no assurance that we, our employees, consultants, contractors and other agents are in full compliance with such laws and regulations or interpretations at all times, or that we will be able to comply with any future laws or regulations.

In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that may alter or increase state authority to regulate insurance entities. Further, the National Association of Insurance Commissioners and state insurance regulators continually reexamine existing laws and regulations, interpretations of existing laws and the development of new laws and regulations. With limited exceptions, the U.S. federal government does not directly regulate the business of insurance. However, federal legislation and administrative policies in several areas can significantly and adversely affect insurance entities. These areas include financial services regulation, securities regulation, privacy and taxation. In the future, additional federal regulation may be enacted, which could affect the way we conduct our business and could result in higher compliance costs.

Insurance laws or regulations that are adopted or amended, in addition to changes in federal statutes, including the Gramm-Leach-Bliley Act and the McCarran-Ferguson Act, financial services regulations and federal taxation laws or regulation, may be more restrictive than current laws or regulations and may result in lower revenues or higher costs of compliance and thus could have a material adverse effect on our results of operations and limit our growth.

Federal, state and international laws regulating telephone and email marketing practices impose certain obligations on marketers, which could reduce our ability to expand our business.

We, and the insurance providers using our marketplace, make telephone calls and send emails to consumers who request insurance quotes through our marketplace. The United States regulates marketing by telephone and email. The TCPA prohibits companies from making telemarketing calls to numbers listed in the Federal Do-Not-Call Registry and imposes other obligations and limitations on making phone calls and sending text messages to consumers. The CAN-SPAM Act regulates commercial email messages and specifies penalties for the transmission of commercial email messages that do not comply with certain requirements, such as providing an opt-out mechanism for stopping future emails from senders. We and the insurance providers who use our marketplace may need to comply with such laws and any associated rules and regulations. States and other countries have similar laws related to telemarketing and commercial emails. Additional or modified laws and regulations, or interpretations of existing, modified or new laws, regulations and rules, could prohibit or increase the cost of engaging with consumers and impair our ability to expand the use of our products, including our demand response solution, to more users. Failure to comply with obligations and restrictions related to telephone, text message and email marketing could subject us to lawsuits, fines, statutory damages, consent decrees, injunctions, adverse publicity and other losses that could harm our business. Moreover, over the past several years there has been a sustained increase in litigation alleging violations of laws relating to telemarketing, which has increased the exposure of companies that operate telephone and text messaging campaigns to class action litigation alleging violations of the TCPA. If we or the insurance providers who use our marketplace become subject to such litigation, it could result in substantial costs to and materially adversely affect our business.

Changes in the regulation of the internet could adversely affect our business.

Laws, rules and regulations governing internet communications, advertising and e-commerce are dynamic and the extent of future government regulation is uncertain. Federal and state regulations govern various aspects of our online business, including intellectual property ownership and infringement, trade secrets, the distribution of electronic communications, marketing and advertising, user privacy and data security, search engines and internet tracking technologies. In addition, changes in laws or regulations that adversely affect the growth, popularity or use of the internet, including potentially the recent repeal in the United States of net neutrality, could decrease the demand for our offerings and increase our cost of doing business. Future taxation on the use of the internet or e-commerce transactions could also be imposed. Future taxation on the use of the internet or e-commerce transactions could also be imposed. Existing or future regulation or taxation could hinder growth in or adversely affect the use of the internet generally, including the viability of internet e-commerce, which could reduce our revenue, increase our operating expenses and expose us to significant liabilities.

Risks from third-party products could adversely affect our businesses.

We offer third-party products, including life insurance products, and we provide marketing services with respect to other insurance products. Insurance, by its nature, involves a transfer of risk. If risk is not transferred in the way the customer expects, our reputation may be harmed and we may become a target for litigation. In addition, if these products do not generate competitive risk-adjusted returns that satisfy clients in a variety of asset classes, we will have difficulty maintaining existing business and attracting new business. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are particularly volatile, or when clients or investors are experiencing losses. Significant declines in the performance of these third-party products could subject us to reputational damage and litigation risk.

Risks Related to Our Class A Common Stock and this Offering

An active trading market for our Class A common stock may not develop, and you may not be able to resell your shares of our Class A common stock at or above the initial offering price.

Before this offering, there was no public trading market for our Class A common stock. If a market for our Class A common stock does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at an attractive price, at the time that you would like to sell them, or at all. The initial public offering price of our Class A common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our Class A common stock after the offering. We cannot predict the prices at which our Class A common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our Class A common stock may fall.

The market price of our Class A common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering and could subject us to securities class action litigation.

The market price of our Class A common stock could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Some of the factors that may cause the market price of our Class A common stock to fluctuate include:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	announcements of new service offerings, strategic alliances or significant agreements by us or by our competitors;

•	departure of key personnel;

•	litigation involving us or that may be perceived as having an adverse effect on our business;

•	changes in general economic, industry and market conditions and trends;

•	investors’ general perception of us;

•	sales of large blocks of our stock; and

•	announcements regarding industry consolidation.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Our quarterly operating results or other operating metrics may fluctuate significantly, which could cause the trading price of our Class A common stock to decline.

Our quarterly operating results and other operating metrics have fluctuated in the past and may in the future fluctuate as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	the level of demand for our product and service offerings and our ability to maintain and increase our customer base;

•	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of our market;

•	bind rates by consumers;

•	pricing pressure as a result of competition or otherwise;

•	our ability to reduce costs;

•	errors in our forecasting of the demand for our product and service offerings, which could lead to lower revenue or increased costs;

•	seasonal or other variations in purchasing patterns by customers;

•	increases in and timing of sales and marketing and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	adverse litigation judgments, settlements or other litigation-related costs;

•	regulatory proceedings or other adverse publicity about us or our product and service offerings;

•	costs related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs; and

•	general economic conditions.

Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our operating results.

The variability and unpredictability of our quarterly operating results or other operating metrics could result in our failure to meet our expectations or those of any analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

We will have broad discretion in the use of our net proceeds from this offering and may not use them effectively.

Our management will have broad discretion to use our net proceeds from our sale of shares in this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We expect to use our net proceeds from this offering for working capital, capital expenditures and general corporate purposes, which could include potential strategic transactions and international expansion. See “Use of Proceeds.” Because we will have broad discretion in the application of our net proceeds from this offering, our management may fail to apply these funds effectively, which could materially adversely affect our ability to operate and grow our business. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, or if they publish negative evaluations of our stock or the stock of other companies in our industry, the price of our stock and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by industry or financial analysts. If no analysts or few analysts commence coverage of us, the trading price of our Class A common stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our Class A common stock or the stock of other companies in our industry, the price of our Class A common stock could decline. If one or more of these analysts cease to cover our Class A common stock, we could lose visibility in the market for our Class A common stock, which in turn could cause our stock price to decline.

Purchasers in this offering will incur immediate and substantial dilution in the book value of their investment as a result of this offering.

If you purchase Class A common stock in this offering, you will incur immediate and substantial dilution of $         per share, representing the difference between the initial public offering price of $         per share, which is the midpoint of the range listed on the cover page of this prospectus, and our pro forma as adjusted net tangible book value per share after giving effect to sales of shares by us in this offering and the automatic conversion of all outstanding shares of preferred stock into Class B common stock upon the closing of this offering. Moreover, to the extent outstanding options are exercised and outstanding restricted stock units vest, you will incur further dilution. See the “Dilution” section of this prospectus.

Because we do not expect to pay any dividends on our Class A common stock for the foreseeable future, investors in this offering may never receive a return on their investment.

You should not rely on an investment in our Class A common stock to provide dividend income. We do not anticipate that we will pay any cash dividends to holders of our Class A common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our Class A common stock.

The dual-class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our directors, executive officers and entities affiliated with Link Ventures and other significant stockholders who will hold in the aggregate     % of the voting power of our capital stock following the completion of this offering. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Our Class B common stock has 10 votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Following this offering, our directors, executive officers and holders of more than 5% of our common stock, and their respective affiliates, will hold in the aggregate     % of

the voting power of our capital stock; and entities affiliated with Link Ventures will hold in the aggregate     % of the voting power of our capital stock. Because of the 10-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers to trusts and individual retirement accounts. In addition, all shares of Class B common stock will be required to convert to Class A common stock upon the election of a majority by voting power of the outstanding Class B common stock. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. See the section titled “Description of Capital Stock—Anti-Takeover Provisions” for additional information.

Our status as a “controlled company” could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Upon the closing of this offering, more than 50% of our voting power will be held by entities affiliated with Link Ventures. As a result, we will be a “controlled company” under the rules of the New York Stock Exchange. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following the closing of this offering, we may rely on certain of these exemptions. Accordingly, should the interests of Link Ventures differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance standards. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our Class A common stock could substantially decline. Based on shares outstanding as of February 28, 2018, on the closing of this offering, we will have outstanding a total of                 shares of Class A common stock and                 shares of Class B common stock, assuming no exercise of outstanding options, and after giving effect to the automatic conversion of all of our outstanding shares of preferred stock into shares of Class B

common stock (excluding the underwriters’ option to purchase additional shares of Class A common stock). This includes the                 shares of Class A common stock that we are selling in this offering, which may be resold in the public market immediately. The remaining                 shares of our Class A common stock and                 shares of our Class B common stock, which together represent     % of our outstanding shares after this offering, are currently, and will be following the closing of this offering, restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations, under federal securities laws with respect to affiliate sales. Each of our directors, executive officers and other holders of substantially all our outstanding shares have entered into lock-up agreements with the underwriters under which the holders of such securities have agreed that, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities LLC, they will not dispose of or hedge any of their capital stock or securities convertible into or exchangeable for shares of capital stock for 180 days following the date of this prospectus. Upon each release of the foregoing restrictions, our securityholders subject to a lock-up agreement will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to a release of the foregoing restrictions. For a description of the lock-up agreements, see the “Shares Eligible for Future Sale” and “Underwriting” sections of this prospectus.

In addition, as of February 28, 2018, there were 395,532 shares of Class B common stock subject to outstanding options, 72,615 shares of Class A common stock subject to outstanding options and an additional 177,960 shares of Class A common stock reserved for issuance under our equity incentive plans that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended, or the Securities Act. Moreover, after this offering, holders of an aggregate of                  shares of our Class B common stock as of February 28, 2018, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of Class A common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed on our affiliates under Rule 144.

Anti-takeover provisions in our restated certificate of incorporation and our amended and restated bylaws, as well as provisions of Delaware law, might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our Class A common stock.

Our restated certificate of incorporation and amended and restated bylaws and Delaware law contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our Class A common stock. These provisions may also prevent or delay attempts by our stockholders to replace or remove our management or directors. Our corporate governance documents include provisions:

•	providing that directors may be removed by stockholders only for cause and only with a vote of the holders of shares representing at least of the voting power of all shares that stockholders would be entitled to vote for the election of directors;

•	limiting the ability of our stockholders to call and bring business before special meetings of stockholders and to take action by written consent in lieu of a meeting;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our Class A common stock; and

•	limiting the liability of, and providing indemnification to, our directors and officers.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders holding shares representing more than 15% of the voting power of our outstanding voting stock from engaging in certain business combinations with us. Any provision of our restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our Class A common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your Class A common stock in an acquisition.

Our restated certificate provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for substantially all disputes between us and our stockholders. Our restated certificate further provides that the federal district courts of the United States of America are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions could limit the ability of stockholders to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee or stockholder of our company to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery or (4) any action asserting a claim governed by the internal affairs doctrine. Our restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and operating results.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our management team and could divert their attention away from the day-to-day management of our business, which could materially adversely affect our business, financial condition and operating results.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses.

We are currently evaluating our internal controls, identifying and remediating any deficiencies in those internal controls and documenting the results of our evaluation, testing and remediation. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting that we are unable to remediate before the end of the same fiscal year in which the material weakness is identified, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to attest to management’s report on the effectiveness of our internal controls, which will be required after we are no longer an emerging growth company, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Class A common stock to decline.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

We have elected to rely on certain phase-in provisions of the New York Stock Exchange rules, and, as a result, we will not immediately be subject to certain corporate governance requirements otherwise required of New York Stock Exchange-listed companies.

We are currently relying on the phase-in provisions of the New York Stock Exchange rules applicable to audit committees, which allow us to have only one independent member on the audit committee upon the listing date of our Class A common stock, a majority of independent members on our audit committee within 90 days of the listing date and a fully independent committee within one year of the listing date. As of the date of this offering, only                 member of our audit committee has been determined to be independent.

To the extent we elect not to rely on applicable exemptions from corporate governance requirements available to us as a “controlled company”, we also intend to rely on the phase-in provisions of the New York

Stock Exchange rules with respect to the requirements that we have a majority of independent directors on our board of directors and compensation and nominating and corporate governance committees that are composed entirely of independent directors. Under these phase-in provisions, a majority of the members of our board of directors must be independent within one year of the date of this offering, and our compensation and nominating and corporate governance committees must each have one independent member at the time of this offering, a majority of independent members within 90 days of the date of this offering and all independent members within one year of the date of this offering. As of the date of this offering, only                 members of our board of directors have been determined to be independent. Upon the closing of this offering, we will not have a compensation committee or a nominating and corporate governance committee.

During the phase-in periods, our stockholders will not have the same protections afforded to stockholders of companies that comply with the New York Stock Exchange’s independence requirements without reliance on the phase-in periods. We will be required to recruit new directors in order to comply with the New York Stock Exchange’s independence requirements, and the resultant changes in our board and committee membership may influence our future corporate strategy and operating philosophies and may result in deviations from our current strategy. Moreover, if, during the phase-in periods, we are unable to recruit a sufficient number of new directors who qualify as independent or otherwise comply with New York Stock Exchange rules, we may be subject to delisting by the New York Stock Exchange.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are not currently required to comply with the rules of the Securities and Exchange Commission, or SEC, implementing Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. As an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of being a public company, we have undertaken various actions, and may need to take additional actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. In addition, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be materially adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of this offering, subject to specified conditions. For so long as we remain an emerging growth company, we are permitted, and intend, to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. We would cease to be an emerging growth company earlier if we have more than $1.07 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1 billion of non-convertible debt securities over a three-year period. These exemptions include reduced disclosure obligations regarding executive compensation and exemptions from the requirements to hold non-binding advisory votes on executive compensation and golden parachute payments, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, not being required to comply with certain requirements of Auditing Standard 3101 relating to providing a supplement to the auditor’s report regarding critical audit matters and not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our Class A common stock less attractive if we rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. Accordingly, we will incur additional costs in connection with complying with the accounting standards applicable to public companies at such time or times as they become applicable to us.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial condition and results of operations.

Accounting principles and related pronouncements, implementation guidelines and interpretations we apply to a wide range of matters that are relevant to our business, including, but not limited to, revenue recognition, stock-based compensation, the redemption value of our redeemable convertible preferred stock, income taxes and capitalization of web-site development costs are complex and involve subjective assumptions, estimates and judgments by our management. Changes in these accounting pronouncements or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Accounting principles generally accepted in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

In particular, in May 2014, the FASB issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers (Topic 606), or ASU 2014-09, which supersedes the revenue recognition requirements in Accounting Standards Codification 605, Revenue Recognition. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As an “emerging growth company” the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use this extended transition period under the JOBS Act with respect to ASU 2014-09, which will result in ASU 2014-09 becoming applicable to us on January 1, 2019. We are evaluating ASU 2014-09 and have not determined the impact it may have on our financial reporting.

Changes in lease accounting standards may materially and adversely affect us.

The FASB recently adopted new accounting rules, to be effective for our fiscal year beginning after December 2019, that will require companies to capitalize most leases on their balance sheets by recognizing a lessee’s rights and obligations. When the rules are effective, we will be required to account for the leases for our office space as assets and liabilities on our balance sheet, while previously we accounted for such leases on an “off balance sheet” basis. As a result, lease-related assets and liabilities will be recorded on our balance sheet, and we may be required to make other changes to the recording and classification of our lease-related expenses. Though these changes will not have any direct effect on our overall financial condition, these changes will cause the total amount of assets and liabilities we report to increase.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans, and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “seek,” “would” or “continue,” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Although we belive that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit or gross margin, operating expenses, cash flows and ability to achieve, and maintain, future profitability;

•	our ability to attract and retain consumers and insurance providers using our marketplace;

•	our ability to develop new and enhanced products and services to attract and retain consumers and insurance providers, and our ability to successfully monetize them;

•	our anticipated growth and growth strategies and our ability to effectively manage that growth;

•	our ability to maintain and build our brand;

•	our reliance on our third-party service providers;

•	our ability to expand internationally;

•	the impact of competition in our industry and innovation by our competitors;

•	our ability to hire and retain necessary qualified employees to expand our operations;

•	our ability to adequately protect our intellectual property;

•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business;

•	the increased expenses and administrative workload associated with being a public company;

•	failure to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud; and

•	the future trading prices of our Class A common stock.

While we may elect to update these forward-looking statements at some point in the future, whether as a result of any new information, future events, or otherwise, we have no current intention of doing so except to the extent required by applicable law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance, events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our Class A common stock by us in this offering will be approximately $            million, assuming an initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters fully exercise their option to purchase additional shares from us in this offering, we estimate that our net proceeds from this offering will be approximately $            million. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions, estimated placement agent fees and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our Class A common stock, facilitate access to the public equity markets, increase our visibility in the marketplace and obtain additional capital.

We intend to use the net proceeds we receive from this offering for working capital, capital expenditures and general corporate purposes. In addition, we believe that opportunities may exist from time to time to expand our current business through acquisitions of or investments in complementary products, technologies or businesses. While we have no current agreements, commitments or understandings for any specific acquisitions at this time, we may use a portion of our net proceeds for these purposes.

Based on our current plans, we believe our net proceeds received from this offering, our existing cash, anticipated cash flows from future operations and liquidity available from our revolving line of credit will be sufficient to meet our working capital and capital expenditure needs and debt service obligations for at least the next              months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner that we currently expect.

Our management will have broad discretion in the application of the net proceeds we receive from this offering, and investors will be relying on the judgment of our management regarding the application of our net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations, the anticipated growth of our business, and the availability and terms of alternative financing sources to fund our growth. Pending their use as described above, we intend to invest the net proceeds we receive from this offering in saving, certificate of deposit and money market accounts as well as short-term and intermediate investment-grade interest-bearing securities and obligations, such as money market funds, commercial paper and obligations of the United States government and its agencies.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We do not anticipate declaring or paying any cash dividends on our capital stock in the foreseeable future. Any future determination to declare and pay cash dividends, if any, will be made at the discretion of our board of directors and will depend on a variety of factors, including applicable laws, our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, general business or financial market conditions, and other factors our board of directors may deem relevant. In addition, our revolving line of credit contains covenants that could restrict our ability to pay cash dividends. Investors should not purchase our Class A common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash and our capitalization as of December 31, 2017:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the automatic conversion of all outstanding shares of our preferred stock into shares of Class B common stock upon the closing of this offering; and

•	the filing and effectiveness of our restated certificate of incorporation, which provides for, among other things, the elimination of our Series A preferred stock, Series B preferred stock and Series B-1 preferred stock; and

•	on a pro forma as adjusted basis to give further effect to our issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the following table in conjunction with our financial statements and related notes appearing at the end of this prospectus and the sections of the prospectus titled “Selected and Other Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock.”

	As of December 31, 2017
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share amounts)
Cash	$2,363	$	$

Revolving line of credit(1)(2)	2,000
Term loan(2)	2,611

Current and long-term debt, net of discount(2)	4,611
Redeemable convertible preferred stock (Series A, B and B-1), $0.001 par value, 1,867,886 shares authorized, 1,574,508 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	50,937
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—
Class A common stock, $0.001 par value; 3,750,595 shares authorized, 3,000 shares issued and outstanding, actual; shares authorized, 3,000 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class B common stock, $0.001 par value; 3,445,762 shares authorized, 1,083,874 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1
Additional paid-in capital	774
Accumulated deficit	(51,319)

Total stockholders’ equity (deficit)	(50,544)

Total capitalization	$5,004	$	$

(1)	As of December 31, 2017, our revolving line of credit provided for up to $6.0 million of borrowings to fund our working capital needs.
(2)	On March 16, 2018, we entered into a loan modification agreement to modify the loan and security agreement under which these amounts were outstanding. This modification agreement increased the revolving line of credit to $11.0 million, extended the maturity date of the revolving line of credit to March 2020 and eliminated the term loan. This modification is not reflected in the table above.

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share of Class A common stock, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each increase (decrease) of 1,000,000 shares in the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by $            million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions, estimated placement agent fees and estimated offering expenses payable by us.

The foregoing table excludes:

•	39,860 shares of Class A common stock issuable upon the exercise of options outstanding under our 2008 Stock Incentive Plan as of December 31, 2017, with a weighted-average exercise price of $55.70 per share;

•	402,085 shares of Class B common stock issuable upon the exercise of options outstanding under our 2008 Stock Incentive Plan as of December 31, 2017, with a weighted-average exercise price of $36.12 per share;

•	30,312 shares of Class B common stock issuable upon the vesting of restricted stock units outstanding under our 2008 Stock Incentive Plan as of December 31, 2017;

•	205,578 shares of Class A common stock reserved for future issuance under our 2008 Stock Incentive Plan as of December 31, 2017; and

•	additional shares of Class A common stock that will become available for issuance in connection with this offering under our 2018 Equity Incentive Plan.

In addition, the number of shares of Class A common stock available for issuance under the 2018 Equity Incentive Plan upon the closing of this offering will be subject to automatic annual increases through                 in accordance with the terms of such plan.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share immediately after this offering.

Our historical net tangible book deficit as of December 31, 2017 was $(50.5) million, or $(46.50) per share of common stock. Our historical net tangible book deficit represents our total tangible assets less our total liabilities and preferred stock, which is not included within our stockholders’ equity (deficit). Historical net tangible book deficit per share represents historical net tangible book deficit divided by the 1,086,874 shares of common stock outstanding as of December 31, 2017.

Our pro forma net tangible book value as of December 31, 2017 was $                , or $         per share of common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the automatic conversion of all outstanding shares of preferred stock into an aggregate of                  shares of Class B common stock upon the closing of this offering. Pro forma net tangible book value per share represents our pro forma net tangible book value divided by                 , the total number of shares of common stock outstanding as of December 31, 2017, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into Class B common stock upon the closing of this offering.

After giving further effect to our issuance and sale of                  shares of Class A common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been $                  million, or approximately $            per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to our existing stockholders and immediate dilution of $            per share to new investors purchasing our shares of Class A common stock in this offering. Dilution per share to new investors is determined by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share of our Class A common stock paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share			$
Historical net tangible book deficit per share as of December 31, 2017		$(46.50)
Increase per share attributable to the pro forma adjustment described above

Pro forma net tangible book value per share as of December 31, 2017	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing our Class A common stock in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing shares of our Class A common stock in this offering			$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share of Class A common stock offered by us, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $                 and the dilution per share to new investors by $            , assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Each increase of 1,000,000 shares in the number of shares of

Class A common stock offered by us would increase our pro forma as adjusted net tangible book value per share after this offering by $             and decrease the dilution per share to new investors by $            , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions. Each decrease of 1,000,000 shares in the number of shares of Class A common stock offered by us would decrease our pro forma as adjusted net tangible book value per share after this offering by $            and increase the dilution per share to new investors by $            , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock from us in this offering, our pro forma as adjusted net tangible book value per share after the offering would be $            , and the dilution per share to new investors would be $            , in each case assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

The following table summarizes, as of December 31, 2017, on the pro forma as adjusted basis as described above, the total number of shares of common stock purchased from us, the total consideration paid and the average price per share paid or to be paid by existing stockholders and new investors acquiring shares of Class A common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100%			100%

The table above assumes no exercise of the underwriters’ option to purchase additional shares of our Class A common stock. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the percentage of shares of our common stock held by existing stockholders would be decreased to             % of the total number of our common stock outstanding after our this offering, and the number of shares held by new investors participating in this offering would be increased to     % of the total number of shares of our common stock outstanding after this offering.

The foregoing table excludes:

•	39,860 shares of Class A common stock issuable upon the exercise of options outstanding under our 2008 Stock Incentive Plan as of December 31, 2017, with a weighted-average exercise price of $55.70 per share;

•	402,085 shares of Class B common stock issuable upon the exercise of options outstanding under our 2008 Stock Incentive Plan as of December 31, 2017, with a weighted-average exercise price of $36.12 per share;

•	30,312 shares of Class B common stock issuable upon the vesting of restricted stock units outstanding under our 2008 Stock Incentive Plan as of December 31, 2017;

•	205,578 shares of Class A common stock reserved for future issuance under our 2008 Stock Incentive Plan as of December 31, 2017; and

•	additional shares of Class A common stock that will become available for issuance in connection with this offering under our 2018 Equity Incentive Plan.

To the extent any of the outstanding options are exercised or any of the outstanding restricted stock units vest, you will experience further dilution as a new investor in this offering. If all outstanding options had been exercised and all outstanding restricted stock units had vested as of December 31, 2017, our pro forma as adjusted net tangible book value per share after this offering would be $            per share, and the total dilution per share to new investors would be $            per share. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL AND OTHER DATA

The following tables present selected financial and other data for our business. The selected statement of operations data presented below for the years ended December 31, 2016 and 2017 and the selected balance sheet data as of December 31, 2016 and 2017 have been derived from our audited financial statements appearing at the end of this prospectus. The selected statement of operations data presented below for the years ended December 31, 2013, 2014 and 2015 and the selected balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our unaudited financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period. You should read the following selected financial data in conjunction with the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing at the end of this prospectus.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands, except per share data)
Statement of Operations Data:
Revenue(1)	$45,581	$61,901	$96,798	$122,778	$126,242

Cost and operating expenses(2):
Cost of revenue	393	2,083	3,971	5,888	7,745
Sales and marketing	42,584	56,104	87,158	105,820	109,473
Research and development	3,758	4,999	4,826	6,585	9,194
General and administrative	1,064	3,086	3,475	4,894	4,519

Total cost and operating expenses	47,799	66,272	99,430	123,187	130,931

Loss from operations	(2,218)	(4,371)	(2,632)	(409)	(4,689)
Interest expense	(344)	(895)	(804)	(506)	(382)

Loss before income taxes	(2,562)	(5,266)	(3,436)	(915)	(5,071)
Provision for (benefit from) income taxes	(106)	(282)	—	18	—

Net loss	(2,456)	(4,984)	(3,436)	(933)	(5,071)
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	(656)	(14,093)

Net loss attributable to common stockholders	$(2,456)	$(4,984)	$(3,436)	$(1,589)	$(19,164)

Net loss per share attributable to common stockholders, basic and diluted(3)	$(2.02)	$(3.80)	$(2.85)	$(1.30)	$(17.47)

Weighted average common shares outstanding, basic and diluted(3)	1,213	1,310	1,207	1,221	1,097

Other Financial and Operational Data:
Quote requests	1,832	2,363	5,352	9,508	12,123
Variable marketing margin(4)	$6,913	$11,915	$23,384	$33,760	$37,551
Adjusted EBITDA(4)	$(1,539)	$(1,216)	$(218)	$2,984	$(1,469)

(1)	Comprised of revenue from the following distribution channels (as a percentage of total revenue):

	Year Ended December 31,
	2013	2014	2015	2016	2017
Direct channel	26%	58%	65%	81%	85%
Indirect channel	74	42	35	19	15

	100%	100%	100%	100%	100%

(2)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Cost of revenue	$—	$7	$28	$32	$27
Sales and marketing	156	285	536	762	789
Research and development	109	807	160	429	467
General and administrative	78	1,184	453	733	577

	$343	$2,283	$1,177	$1,956	$1,860

(3)	See Note 11 to our audited financial statements included at the end of this prospectus for an explanation of the calculations of net loss per share attributable to common stockholders, basic and diluted.
(4)	See “—Non-GAAP Financial Measures” for information regarding our use of these non-GAAP financial measures and a reconciliation of such measures to comparable GAAP financial measures.

	As of December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Balance Sheet Data:
Cash	$20	$1,950	$1,187	$12,400	$2,363
Working capital (deficit)(1)	(5,049)	(3,818)	(7,422)	11,147	2,634
Total assets	9,487	12,700	16,335	28,250	20,519
Current and long-term debt, net of discount	10,442	13,838	13,546	4,091	4,611
Total liabilities	13,481	18,847	22,793	16,966	20,126
Redeemable convertible preferred stock	981	981	981	36,942	50,937
Total stockholders’ deficit	(4,975)	(7,128)	(7,439)	(25,658)	(50,544)

(1)	We define working capital (deficit) as current assets less current liabilities.

Non-GAAP Financial Measures

To supplement our financial statements presented in accordance with GAAP and to provide investors with additional information regarding our financial results, we have presented in this prospectus our variable marketing margin and adjusted EBITDA as non-GAAP financial measures. These non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similarly titled measures presented by other companies.

Variable Marketing Margin. We define variable marketing margin, or VMM, as revenue as reported in our statements of operations and comprehensive loss, less variable online advertising costs (which are a component of sales and marketing costs) that are related to attracting consumers to our marketplace. The most directly comparable GAAP measure is income (loss) from operations. We utilize VMM to evaluate the efficiency and effectiveness of our online consumer acquisition efforts and to direct advertising spend to maximize our return on investment. We also use VMM to evaluate the financial performance of our marketplace. We have presented VMM because it is a key measure used by our management and board of directors to understand and evaluate our operating performance, to establish budgets and to develop operational goals for managing our business.

Adjusted EBITDA. We define adjusted EBITDA as our net loss, excluding the impact of stock-based compensation expense; depreciation and amortization expense; interest expense; and our provision for (benefit from) income taxes. The most directly comparable GAAP measure is net income (loss). We monitor and have presented in this prospectus adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our operating performance, to establish budgets and to develop operational goals for managing our business. In particular, we believe that excluding the impact of these expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core operating performance.

We use these non-GAAP financial measures to evaluate our operating performance and trends and make planning decisions. We believe that each of these non-GAAP financial measures helps identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we exclude in the calculations of each non-GAAP financial measure. Accordingly, we believe that these financial measures provide useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects.

Our non-GAAP financial measures are not prepared in accordance with GAAP and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures rather than income (loss) from operations and net income (loss), which are the most directly comparable financial measures calculated and presented in accordance with GAAP. Some of these limitations are:

•	VMM excludes costs and other operating expenses that are significant recurring expenses for our business, including the costs of delivering our product and supporting our business, which are an important part of our strategy;

•	adjusted EBITDA excludes stock-based compensation expense as it has recently been, and will continue to be for the foreseeable future, a significant recurring non-cash expense for our business;

•	adjusted EBITDA excludes depreciation and amortization expense and, although this is a non-cash expense, the assets being depreciated and amortized may have to be replaced in the future;

•	adjusted EBITDA does not reflect the cash requirements necessary to service interest on our debt which affects the cash available to us;

•	adjusted EBITDA does not reflect income tax expense (benefit) that affects cash available to us; and

•	the expenses and other items that we exclude in our calculations of VMM and adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from VMM and adjusted EBITDA when they report their operating results.

In addition, other companies may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

The following tables reconcile VMM and adjusted EBITDA to income (loss) from operations and net income (loss), respectively, the most directly comparable financial measures calculated and presented in accordance with GAAP.

Reconciliation of Loss from Operations to Variable Marketing Margin:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Loss from operations	$(2,218)	$(4,371)	$(2,632)	$(409)	$(4,689)
Cost of revenue	393	2,083	3,971	5,888	7,745
Other sales and marketing costs	3,916	6,118	13,744	16,802	20,782
Research and development	3,758	4,999	4,826	6,585	9,194
General and administrative	1,064	3,086	3,475	4,894	4,519

Variable marketing margin	$6,913	$11,915	$23,384	$33,760	$37,551

Reconciliation of Net Loss to Adjusted EBITDA:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Net loss	$(2,456)	$(4,984)	$(3,436)	$(933)	$(5,071)
Stock-based compensation	343	2,283	1,177	1,956	1,860
Depreciation and amortization	336	872	1,237	1,437	1,360
Interest expense	344	895	804	506	382
Provision for (benefit from) income taxes	(106)	(282)	—	18	—

Adjusted EBITDA	$(1,539)	$(1,216)	$(218)	$2,984	$(1,469)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our financial statements and related notes and other financial information included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors.” In this discussion, we use financial measures that are considered non-GAAP financial measures under Securities and Exchange Commission rules. These rules require supplemental explanation and reconciliation, which is included elsewhere in this prospectus. Investors should not consider non-GAAP financial measures in isolation from, or in substitution for, financial information presented in compliance with GAAP.

Company Overview

EverQuote makes insurance shopping easy, efficient and personal, saving consumers and insurance providers time and money.

We operate the largest online marketplace for insurance shopping in the United States. Our goal is to reshape insurance shopping for consumers and improve the way insurance providers attract and connect with customers as insurance shopping continues to shift online. With over 10 million consumer visits per month, our results-driven marketplace, powered by our proprietary data and technology platform, matches and connects consumers seeking to purchase insurance with relevant options from our broad direct network of insurance providers, saving consumers and providers time and money. Our network includes more than 160 insurance carriers, including the 20 largest property and casualty carriers by premium volume, over 100 leading regional carriers and technology-enabled insurance startups, as well as more than 7,000 insurance agencies. As of February 28, 2018, our marketplace has converted more than 230 million consumer visits into 35 million auto, home and life insurance quote requests.

Consumers may view insurance as a simple commodity with standard pricing. However, finding the right insurance product is often challenging for consumers, who face limited online options, complex, variable and opaque pricing, and myriad coverage configurations. We present consumers with a single starting point for a comprehensive and cost-effective insurance shopping experience. Our marketplace reduces the time consumers spend searching across multiple sites by delivering broader and more relevant results than consumers may find on their own. Our service is free for consumers, and we derive our revenue from sales of consumer referrals to insurance providers. A consumer survey we conducted in 2017 reported average annual premium savings of $536 for consumers purchasing auto insurance policies through our marketplace, and we estimate providers have sourced 4.2 million policies to date through EverQuote. Based on this data, we believe we have saved consumers more than $2 billion over the past seven years.

Insurance providers operate in a highly competitive and regulated industry and typically specialize on pre-determined subsets of consumers. As a result, not every consumer is a good match for every provider, and providers struggle to efficiently reach the segments that are most desirable for their business models. Traditional offline and online advertising channels reach broad audiences but lack the fine-grained consumer acquisition capabilities needed for optimally matching consumers to specific insurance products. We connect providers to a large volume of high-intent, pre-validated consumer referrals that match the insurers’ specific requirements. The transparency of our marketplace, as well as the campaign management tools we offer, make it easy for insurance providers to evaluate the performance of their marketing spend on our platform and manage their own return on investment. We are consistently one of the largest and most efficient consumer acquisition and retention channels for our insurance provider customers based on their feedback.

Since our founding in 2011, our core mission has been to make finding insurance easy and more personal, saving consumers and insurance providers time and money. We are working to build the largest and most trusted online insurance marketplace in the world. In pursuing this goal, we have consistently innovated through our disruptive data driven approach. Highlights of our history of innovation include:

•	In 2011, we launched the EverQuote marketplace for auto insurance.

•	In 2013, we launched EverQuote Pro, our provider portal, for carriers.

•	In 2015, we launched EverQuote Pro for agents.

•	In 2016, we added home and life insurance in our marketplace and EverDrive, our social safe-driving mobile app.

•	In 2017, we reached 500,000 downloads of EverDrive.

•	In 2018, we exceeded 35 million cumulative quote requests since launch of our marketplace.

We rapidly scaled our business in a capital-efficient manner, having grown our company to revenue of over $125 million in 2017 with less than $10 million of equity raised to finance our business. Our revenue grew from $45.6 million in 2013 to $126.2 million in 2017, representing a compound annual growth rate of 29.0%. In 2016 and 2017, our total revenue was $122.8 million and $126.2 million, respectively, representing year-over-year growth of 2.8%. We had a net loss of $0.9 million in 2016 and a net loss of $5.1 million in 2017, and had $3.0 million and $(1.5) million in adjusted EBITDA in 2016 and 2017, respectively. See the section titled “Selected Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA and its reconciliation to net income (loss) determined in accordance with generally accepted accounting principles in the United States, or GAAP.

Factors Affecting Our Performance

We believe that our performance and future growth depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors.”

Auto Insurance Industry Risk

We derive a significant portion of our revenue from auto insurance providers and our financial results depend on the performance of the auto insurance industry. In 2016, the U.S. commercial auto insurance industry experienced its worst underwriting performance in 15 years, with higher loss ratios that were driven by both adverse claim severity and frequency trends. Factors contributing to these trends include increased miles driven, greater incidence of distracted driving-related accidents, higher physical damage losses and repair costs due to more complex and sophisticated automobile parts and higher bodily injury costs from more serious accidents. As a result, our auto insurance carrier customers reduced marketing spend and cost per sale targets the following year, ultimately impacting our revenue growth in the auto insurance vertical in 2017. Despite these industry headwinds, we were able to grow our overall revenue by 2.8% in 2017. Following this industry downturn, loss ratios decreased in 2017, and in 2018, we are seeing an increase in auto insurance provider marketing spend and spend per referral in our marketplace.

Shift from indirect to direct distribution channels

Over the past five years we have shifted the majority of our revenue from our indirect channel, consisting of aggregators and media networks, to our direct channel, consisting of carriers and agents. This shift has been an important part of our maturity and evolution. The benefits of direct distribution include improved consumer experience, higher pricing per referral, improved pricing stability, greater revenue predictability, richer data feedback, better performance and stronger relationships with providers and consumers. In 2017, direct distribution accounted for 85% of total revenue, as compared to 8% in 2012.

Expanding consumer traffic

Our success depends in part on the growth of our consumer traffic, as measured by quote requests. We have historically increased consumer traffic to our marketplace by expanding existing advertising channels and adding new channels. We plan to continue to increase consumer traffic by leveraging the features and growing data assets of our platform.

Increasing the number of insurance providers and their respective spend in our marketplace

Our success also depends on our ability to retain and grow our insurance provider network. We have expanded both the number of insurance providers and the spend per provider on our platform. We believe we can increase the number of referrals per quote request while increasing the bind rate per quote request, which would allow us to increase our revenue at low incremental cost.

Cost per quote request

We have been able to significantly increase quote request volume while decreasing cost per quote request. This has enabled us to expand our variable marketing margin, while driving efficient return on investment for our insurance provider customers.

Key Business Metrics

We regularly review a number of metrics, including GAAP operating results and the key metrics listed below, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make operating and strategic decisions. Some of these metrics are non-financial metrics or are financial metrics that are not defined by GAAP.

Quote Requests

Quote requests are consumer-submitted website forms that contain the data required to provide an insurance quote. As we attract more consumers to our platform and they complete quote requests, we are able to refer them to our insurance provider customers, selling more referrals while also collecting data, which we use to improve personalization, conversion rates and consumer satisfaction. As of February 28, 2018, our marketplace has converted more than 230 million consumer visits into 35 million auto, home and life insurance quote requests. Our quote request volume grew from 1.8 million quote requests in 2013 to 12.1 million quote requests in 2017, representing a compound annual growth rate of 60.4%.

Variable Marketing Margin

We define variable marketing margin, or VMM, as revenue as reported in our statements of operations and comprehensive loss, less variable online advertising costs (which are a component of sales and marketing costs) that are related to attracting consumers to our marketplace. We utilize VMM to evaluate the efficiency and effectiveness of our online consumer acquisition efforts and to direct advertising spend to maximize our return on investment. We also use VMM to evaluate the financial performance of our marketplace. VMM is a non-GAAP financial measure that we present in this prospectus to supplement the financial information we provide on a GAAP basis. We have presented VMM because it is a key measure used by our management and board of directors to understand and evaluate our operating performance, to establish budgets and to develop operational goals for managing our business. VMM, as a non-GAAP financial measure, should not be considered in isolation from, or as an alternative to, measures prepared in accordance with GAAP. VMM should be considered together with other operating and financial performance measures presented in accordance with GAAP. Also, VMM may not necessarily be comparable to similarly titled measures presented by other companies. Our VMM grew from $6.9 million in 2013 to $37.6 million in 2017, representing a compound annual growth rate of 52.7%. For further explanation of the uses and limitations of this measure and a reconciliation of our VMM to the most directly comparable GAAP measure, income (loss) from operations, please see “Selected Financial and Other Data—Variable Marketing Margin.”

Adjusted EBITDA

We define adjusted EBITDA as net loss, adjusted to exclude: stock-based compensation expense, depreciation and amortization expense, interest expense and the provision for (benefit from) income taxes. Adjusted EBITDA is a non-GAAP financial measure that we present in this prospectus to supplement the financial information we present on a GAAP basis. We monitor and have presented in this prospectus adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our operating performance, to establish budgets and to develop operational goals for managing our business. Adjusted EBITDA should not be considered in isolation from, or as an alternative to, measures prepared in accordance with GAAP. Adjusted EBITDA should be considered together with other operating and financial performance measures presented in accordance with GAAP. Also, adjusted EBITDA may not necessarily be comparable to similarly titled measures presented by other companies. For further explanation of the uses and limitations of this measure and a reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure, net income (loss), please see “Selected Financial and Other Data — Adjusted EBITDA.”

Key Components of Our Results of Operations

Revenue

We generate our revenue by selling consumer referrals to insurance provider customers, consisting of carriers and agents, as well as to indirect distributors. To simplify the quoting process for the consumer and improve performance for the provider, we are able to provide consumer-submitted quote request data along with each referral. We support three secure consumer referral formats:

•	Clicks: An online-to-online referral, with a handoff of the consumer to the provider’s website.

•	Data: An online-to-offline referral, with quote request data transmitted to the provider for follow-up.

•	Calls: An online-to-offline referral, with the consumer and provider connected by phone.

We recognize revenue from consumer referrals at the time of delivery. Our revenue is comprised of consumer referral fees from the automotive and home and life insurance verticals as follows:

	Year Ended December 31,
	2016	2017
	(in thousands)
Automotive	$119,640	$119,313
Home and Life	3,138	6,929

Total Revenue	$122,778	$126,242

Cost and Operating Expenses

Our cost and operating expenses consist of cost of revenue, sales and marketing, research and development, and general and administrative expenses.

We allocate certain overhead expenses, such as rent, utilities, office supplies and depreciation and amortization of general office assets to cost of revenue and operating expense categories based on headcount. As a result, an overhead expense allocation is reflected in cost of revenue and each operating expense category. Personnel-related costs included in cost of revenue and each operating expense category include wages, fringe benefit costs and stock-based compensation expense.

Cost of Revenue

Cost of revenue is comprised primarily of the costs of operating our marketplace and delivering consumer referrals to our customers. These costs consist primarily of technology service costs including hosting, software, data services, and third-party call center costs. In addition, cost of revenue includes depreciation and amortization of our platform technology assets and personnel-related costs.

Sales and Marketing

Sales and marketing expense consists primarily of advertising and marketing expenditures as well as personnel-related costs for employees engaged in sales, marketing, data analytics and consumer acquisition functions. Advertising consists of variable costs that are related to attracting consumers to our marketplace, increasing downloads of our social safe-driving mobile app EverDrive and promoting our marketplace to carriers and agents. Our advertising costs consist of online ad spend, including search, display and social media advertisements, as well as the costs to create and produce these advertisements. Advertising costs are expensed as incurred. Marketing costs consist primarily of content development, public relations, memberships, and event costs. In order to continue to grow our business and brand awareness, we expect that we will continue to commit substantial resources to our sales and marketing efforts. From 2013 to 2017, our sales and marketing expense as a percentage of revenue decreased from 93.4% to 86.7%, and we expect this trend to continue over the long term as we scale our business.

Research and Development

Research and development expenses consist primarily of personnel-related costs for software development, product management and data analytics. We have focused our research and development efforts on improving ease of use and functionality of our existing marketplace platform and developing new offerings and internal tools. We primarily expense research and development costs. Direct development costs related to software enhancements that add functionality are capitalized and depreciated as a component of cost of revenue. We expect that research and development expenses will increase as we continue to enhance and expand our platform technology.

General and Administrative

General and administrative expenses consist of personnel-related costs and related expenses for executive, finance, legal, human resources, technical support and administrative personnel as well as the costs associated with professional fees for external legal, accounting and other consulting services, insurance premiums and payment processing and billing costs. We expect general and administrative expenses to increase as we incur the costs of compliance associated with being a publicly traded company, including legal, audit and consulting fees.

Interest Expense

Interest expense consists of interest expense associated with outstanding borrowings under our loan and security agreements and the amortization of deferred financing costs and debt discount associated with such arrangements. See “—Liquidity and Capital Resources—Loan and Security Agreement.” In 2016, we also incurred interest on our related party note payable that was outstanding for a portion of 2016, all of which was repaid in the second half of 2016.

Income Taxes

We have not recorded income tax benefits for the net losses we have incurred in the years ended December 31, 2016 and 2017 or for our research and development tax credits, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss carryforwards and tax credits will not be realized. As of December 31, 2017, we had U.S. federal and state net operating loss carryforwards of $9.1 million and $7.1 million, respectively, which may be available to offset future taxable income and begin to expire in 2027. As of December 31, 2017, we also had U.S. federal and state research and development tax credit carryforwards of $1.8 million and $0.9 million, respectively, which may be available to offset future tax liabilities and begin to expire in 2029. We have recorded a full valuation allowance against our net deferred tax assets at each balance sheet date. In 2016, we recorded less than $0.1 million of current federal and state income tax expense.

On December 22, 2017, the Tax Cuts and Jobs Act, or the TCJA, was signed into United States law. The TCJA includes a number of changes to existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018, as well as a limitation of the deduction for net operating losses to 80% of annual taxable income and the elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely). The federal tax rate change resulted in a reduction in our deferred tax assets and liabilities, and a corresponding reduction of our valuation allowance. As a result, no income tax expense or benefit was recognized as of the enactment date of the TCJA. The other provisions of the TCJA did not have a material impact on the December 31, 2017 financial statements.

Results of Operations

Comparison of the Years Ended December 31, 2016 and 2017

The following tables set forth our results of operations in dollar amounts and as percentage of total revenue for the periods shown:

	Year Ended December 31,
	2016	2017	Change
	(in thousands)
Revenue	$122,778	$126,242	$3,464

Cost and operating expenses:
Cost of revenue	5,888	7,745	1,857
Sales and marketing	105,820	109,473	3,653
Research and development	6,585	9,194	2,609
General and administrative	4,894	4,519	(375)

Total cost and operating expenses	123,187	130,931	7,744

Loss from operations	(409)	(4,689)	(4,280)
Interest expense	(506)	(382)	124

Loss before income taxes	(915)	(5,071)	(4,156)
Provision for income taxes	18	—	(18)

Net loss	$(933)	$(5,071)	$(4,138)

Other Financial Data:
Variable marketing margin	$33,760	$37,551	$3,791

	Year Ended December 31,
	2016	2017
Revenue	100.0%	100.0%

Cost and operating expenses:
Cost of revenue	4.8	6.1
Sales and marketing	86.2	86.7
Research and development	5.4	7.3
General and administrative	4.0	3.6

Total cost and operating expenses	100.4	103.7

Loss from operations	(0.4)	(3.7)
Interest expense	(0.4)	(0.3)

Loss before income taxes	(0.8)	(4.0)
Provision for income taxes	—	—

Net loss	(0.8)%	(4.0)%

Other Financial Data:
Variable marketing margin	27.5%	29.7%

Revenue:

	Year Ended December 31,		Change
	2016	2017	Amount	%
	(dollars in thousands)
Revenue	$122,778	$126,242	$3,464	2.8%

Our revenue increased by $3.5 million from $122.8 million in 2016 to $126.2 million in 2017. The increase was due to an increase in revenue from our direct customers, partially offset by a decrease in revenue from our indirect distributors. Revenue from our direct channel increased by $7.3 million as a result of increased agency enrollments and increased revenue per agent. Revenue from our indirect channel decreased by $3.8 million as we continued to shift revenue to direct customers.

Cost of Revenue

	Year Ended December 31,		Change
	2016	2017	Amount	%
	(dollars in thousands)
Cost of revenue	$5,888	$7,745	$1,857	31.5%
Percentage of revenue	4.8%	6.1%

Cost of revenue increased by $1.9 million from $5.9 million in 2016 to $7.7 million in 2017. Cost of revenue increased in both dollars and as a percentage of revenue due primarily to increased software and data services of $0.9 million and increased hosting costs of $0.7 million.

Sales and Marketing

	Year Ended December 31,		Change
	2016	2017	Amount	%
	(dollars in thousands)
Sales and marketing expense	$105,820	$109,473	$3,653	3.5%
Percentage of revenue	86.2%	86.7%

Sales and marketing expenses increased by $3.7 million from $105.8 million in 2016 to $109.5 million in 2017. The increase was primarily due to increased personnel-related costs of $1.9 million and office and increased occupancy costs of $0.7 million as we expanded headcount in our sales, marketing and customer acquisition functions. Office and occupancy costs also increased in 2017 due to the addition of a sales office in late 2016. In addition, advertising and marketing expenditures related to our social safe-driving app, EverDrive, increased by $1.7 million, while advertising expenditures related to our insurance marketplace decreased by $0.3 million due to increased consumer acquisition efficiency. These increases were partially offset by a decrease in travel expenditures of $0.3 million as inside sales personnel played a greater role in our sales strategy.

Research and Development

	Year Ended December 31,		Change
	2016	2017	Amount	%
	(dollars in thousands)
Research and development expense	$6,585	$9,194	$2,609	39.6%
Percentage of revenue	5.4%	7.3%

Research and development expenses increased by $2.6 million from $6.6 million in 2016 to $9.2 million in 2017. The increase was primarily due to increased personnel-related costs of $2.2 million and increased office and occupancy costs of $0.5 million as a result of our continued hiring of research and development employees to further develop and enhance our marketplace and technology.

General and Administrative

	Year Ended December 31,		Change
	2016	2017	Amount	%
	(dollars in thousands)
General and administrative expense	$4,894	$4,519	$(375)	(7.7)%
Percentage of revenue	4.0%	3.6%

General and administrative expenses decreased by $0.4 million from $4.9 million in 2016 to $4.5 million in 2017. The decrease was primarily due to reductions in travel expense and stock-based compensation expense included in personnel-related costs.

Interest Expense

Interest expense decreased by $0.1 million from $0.5 million in 2016 to $0.4 million in 2017 primarily as a result of the repayment of $5.1 million of principal on our note payable from a related party in 2016, partially offset by increased interest expense due to borrowings under our term loan facility.

Variable Marketing Margin

	Year Ended December 31,		Change
	2016	2017	Amount	%
	(dollars in thousands)
Variable marketing margin	$33,760	$37,551	$3,791	11.2%
Percentage of revenue	27.5%	29.7%

Variable marketing margin increased by $3.8 million from $33.8 million in 2016 to $37.6 million in 2017 and from 27.5% to 29.7% as a percentage of revenue. Our variable marketing margin grew as we increased the efficiency and scale of our marketplace. This was primarily related to reductions in cost per quote request and an increasing volume of quote requests resulting from continued improvement in our consumer acquisition operations.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly statement of operations data, in both dollar amounts and as a percentage of total revenue, for each of the eight quarters in the period ended December 31, 2017. In management’s opinion, the quarterly statement of operations data has been prepared on the same basis as the audited financial statements included in this prospectus and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. This information should be read together with our financial statements and related notes appearing at the end of this prospectus. Our operating results may fluctuate due to a variety of factors. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

Seasonality

Our revenue typically increases significantly in the first quarter of each year and modestly in the third quarter of each year. Our revenue typically remains flat or decreases modestly in the second and fourth quarter of each year. Factors affecting seasonality include traditional insurance renewal patterns, budgeting and spending patterns of our insurance carrier customers, and the impact of the holiday season on consumer insurance shopping behavior. The impacts of these seasonality trends are reflected in our quarterly operating results.

	Three Months Ended
	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017
	(in thousands)
Revenue	$30,852	$29,309	$31,937	$30,680	$31,752	$30,017	$32,096	$32,377

Cost and operating expenses:
Cost of revenue	1,290	1,301	1,582	1,715	1,736	1,884	1,889	2,236
Sales and marketing	25,156	25,494	27,745	27,425	28,427	26,354	27,604	27,088
Research and development	1,454	1,477	1,708	1,946	2,131	2,100	2,441	2,522
General and administrative	1,150	1,284	1,247	1,213	1,009	1,259	1,181	1,070

Total cost and operating expenses	29,050	29,556	32,282	32,299	33,303	31,597	33,115	32,916

Income (loss) from operations	1,802	(247)	(345)	(1,619)	(1,551)	(1,580)	(1,019)	(539)
Interest expense	(173)	(160)	(115)	(58)	(67)	(85)	(116)	(114)

Income (loss) before income taxes	1,629	(407)	(460)	(1,677)	(1,618)	(1,665)	(1,135)	(653)
Provision for income taxes	—	—	—	18	—	—	—	—

Net income (loss)	$1,629	$(407)	$(460)	$(1,695)	$(1,618)	$(1,665)	$(1,135)	$(653)

Other Financial and Operational Data:
Quote requests	2,004	2,011	2,728	2,765	2,961	2,950	3,228	2,984
Variable marketing margin(1)	$9,541	$7,899	$8,656	$7,664	$8,856	$9,108	$9,498	$10,089
Adjusted EBITDA(1)	$2,637	$604	$514	$(771)	$(676)	$(785)	$(268)	$260

(1)	See “Selected Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of these non-GAAP financial measures.

	Three Months Ended
	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost and operating expenses:
Cost of revenue	4.2	4.4	5.0	5.6	5.5	6.3	5.9	6.9
Sales and marketing	81.5	87.0	86.9	89.4	89.5	87.8	86.0	83.7
Research and development	4.7	5.0	5.3	6.3	6.7	7.0	7.6	7.8
General and administrative	3.7	4.4	3.9	4.0	3.2	4.2	3.7	3.3

Total cost and operating expenses	94.1	100.8	101.1	105.3	104.9	105.3	103.2	101.7

Income (loss) from operations	5.9	(0.8)	(1.1)	(5.3)	(4.9)	(5.3)	(3.2)	(1.7)
Interest expense	(0.6)	(0.5)	(0.4)	(0.2)	(0.2)	(0.3)	(0.4)	(0.4)

Income (loss) before income taxes	5.3	(1.3)	(1.5)	(5.5)	(5.1)	(5.6)	(3.6)	(2.1)
Provision for income taxes	—	—	—	0.1	—	—	—	—

Net income (loss)	5.3%	(1.3)%	(1.5)%	(5.6)%	(5.1)%	(5.6)%	(3.6)%	(2.1)%

Reconciliation of Income (Loss) from Operations to Variable Marketing Margin:

	Three Months Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2016	2016	2016	2016	2017	2017	2017	2017
	(in thousands)
Income (loss) from operations	$1,802	$(247)	$(345)	$(1,619)	$(1,551)	$(1,580)	$(1,019)	$(539)
Cost of revenue	1,290	1,301	1,582	1,715	1,736	1,884	1,889	2,236
Other sales and marketing costs	3,845	4,084	4,464	4,409	5,531	5,445	5,006	4,800
Research and development	1,454	1,477	1,708	1,946	2,131	2,100	2,441	2,522
General and administrative	1,150	1,284	1,247	1,213	1,009	1,259	1,181	1,070

Variable marketing margin	$9,541	$7,899	$8,656	$7,664	$8,856	$9,108	$9,498	$10,089

Reconciliation of Net Income (Loss) to Adjusted EBITDA:

	Three Months Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2016	2016	2016	2016	2017	2017	2017	2017
	(in thousands)
Net income (loss)	$1,629	$(407)	$(460)	$(1,695)	$(1,618)	$(1,665)	$(1,135)	$(653)
Stock-based compensation	495	503	508	450	471	468	433	488
Depreciation and amortization	340	348	351	398	404	327	318	311
Interest expense	173	160	115	58	67	85	116	114
Provision for income taxes	—	—	—	18	—	—	—	—

Adjusted EBITDA	$2,637	$604	$514	$(771)	$(676)	$(785)	$(268)	$260

Liquidity and Capital Resources

Since our inception, we have primarily funded our operations through issuances of shares of our convertible preferred stock and common stock, debt and cash flows from operations. As of December 31, 2017, we had cash of $2.4 million and availability of $4.0 million on a revolving line of credit under our amended Loan and Security Agreement.

As of December 31, 2017, we had a term loan with an outstanding principal balance of $2.6 million and a $6.0 million revolving line of credit with an outstanding balance of $2.0 million under our amended Loan and Security Agreement. Borrowings under the revolving line of credit cannot exceed 80% of eligible accounts receivable balances and bear interest at an annual rate of 0.5% above the greater of 3.5% or the prime rate (5.0% as of December 31, 2017). The term loan is repayable in 36 equal monthly installments through August 2019 and accrues interest at an annual rate of 2.0% above the greater of 3.5% or the prime rate (6.50% as of December 31, 2017). Borrowings under the amended Loan and Security Agreement are collateralized by substantially all of our assets and property. Under the amended Loan and Security Agreement, we agreed to affirmative and negative covenants to which we will remain subject until maturity. These covenants include limitations on our ability to incur additional indebtedness and engage in certain fundamental business transactions, such as mergers or acquisitions. The amended Loan and Security Agreement requires us to maintain two financial covenants: an asset coverage ratio of 1.35 to 1 and an actual-to-plan performance metric of at least 65%. Events of default under the amended Loan and Security Agreement include failure to make payments when due, insolvency events, failure to comply with covenants and material adverse events with respect to us.

On March 16, 2018, we entered into a Loan and Security Modification Agreement, or the 2018 Loan Modification, to modify our amended Loan and Security Agreement. This agreement increased the revolving line of credit to $11.0 million, extended the maturity date of the revolving line of credit to March 2020 and eliminated the term loan. Borrowings under the revolving line of credit cannot exceed 80% of eligible accounts receivable balances and continue to bear interest at 0.5% above the greater of 4.25% or the prime rate. Borrowings are collateralized by substantially all of our assets and property. We are still subject to affirmative and negative covenants to which we will remain subject until maturity. These covenants include limitations on our ability to incur additional indebtedness and engage in certain fundamental business transactions, such as mergers or acquisitions of other businesses. In addition, we are required to maintain a minimum asset coverage ratio of 1.5 to 1 calculated as the sum of unrestricted cash and qualified accounts receivable divided by borrowings outstanding under the revolving line of credit. Events of default under the 2018 Loan Modification include failure to make payments when due, insolvency events, failure to comply with covenants and material adverse events with respect to us. In the event of a default, the lender may declare all borrowings immediately due and payable.

The terms of the 2018 Loan Modification required that the existing outstanding term loan under the Loan and Security Agreement be repaid. Accordingly, on March 27, 2018, we used $2.3 million of proceeds from the revolving line of credit to repay the outstanding principal balance. As of March 27, 2018, $2.8 million remained available for borrowing under the revolving line of credit.

Since our inception, we have incurred recurring losses and may continue to incur losses in the foreseeable future. We believe our existing cash, together with liquidity available from our revolving line of credit will be sufficient to fund our operating expenses and capital expenditure requirements through at least March 2019. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending on business initiatives, purchases of capital equipment to support our growth, the expansion of sales and marketing activities, expansion of our business through acquisitions or our investments in complementary offerings, technologies or businesses, market acceptance of our platform and overall economic conditions. If we do not achieve our revenue goals as planned or if the debt becomes immediately due and payable, we believe that we can reduce our operating costs, pay down our outstanding debt and achieve positive cash flow from operations. If we need additional funds and are unable to obtain funding on a timely basis, we may need to significantly curtail our operations in an effort to provide sufficient funds to continue our operations, which could adversely affect our business prospects.

Cash Flows

The following table shows a summary of our cash flows for each of the years ended December 31, 2016 and 2017:

	Year Ended December 31,
	2016	2017
	(in thousands)
Net cash provided by (used in) operating activities	$5,485	$(1,672)
Net cash used in investing activities	(1,083)	(1,185)
Net cash provided by (used in) financing activities	6,811	(7,180)

Net increase (decrease) in cash	$11,213	$(10,037)

Net cash provided by (used in) operating activities

During the year ended December 31, 2016, operating activities provided $5.5 million of cash, primarily resulting from net cash provided by changes in our operating assets and liabilities of $2.9 million and non-cash charges of $3.5 million, partially offset by our net loss of $0.9 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2016 consisted of an aggregate $3.8 million increase in accounts payable and accrued expenses and other current liabilities, partially offset by increases of $0.5 million in each of accounts receivable and other assets. The increase in other assets was due to increases in restricted cash for our credit cards and increased security deposits for our office leases. Changes in accounts receivable, accounts payable and accrued expenses, and prepaid expenses were generally due to growth in our business, timing of customer and vendor invoicing and payments.

During the year ended December 31, 2017, operating activities used $1.7 million of cash, primarily resulting from our net loss of $5.1 million and net cash used by changes in our operating assets and liabilities of $0.4 million, partially offset by net non-cash charges of $3.8 million. Net cash used by changes in our operating assets and liabilities for the year ended December 31, 2017 consisted primarily of a $2.5 million increase in accounts receivable, partially offset by an aggregate $2.0 million increase in accounts payable and accrued expenses and other current liabilities. Changes in accounts receivable and accounts payable and accrued expenses were generally due to growth in our business, timing of customer and vendor invoicing and payments.

Net cash used in investing activities

Net cash used in investing activities was $1.1 million and $1.2 million for the years ended December 31, 2016 and 2017, respectively. In 2016, we used $1.1 million to acquire property and equipment, which included the capitalization of $0.5 million of software development costs. In 2017, we used $1.2 million to acquire property and equipment, which included the capitalization of $0.7 million of software development costs. Acquisitions of property and equipment generally include the purchase of computer equipment for our operations and employees, equipment, furniture and leasehold improvements and the capitalization of certain software development costs.

Net cash provided by (used in) financing activities

During the year ended December 31, 2016, net cash provided by financing activities was $6.8 million, consisting primarily of net proceeds from the sales of preferred stock of $35.5 million, net proceeds received from borrowings under our term loan of $1.2 million and exercise of common stock options of $0.6 million, all partially offset by cash used to repurchase common stock of $19.4 million, repayment of an outstanding note payable to a related party of $5.1 million and net repayments on our revolving line of credit of $6.0 million.

During the year ended December 31, 2017, net cash used in financing activities was $7.2 million, consisting primarily of cash used to repurchase common stock of $9.2 million and principal payments made on our term loan of $1.5 million, partially offset by proceeds received from net draw downs on our revolving line of credit of $2.0 million and exercise of common stock options of $1.5 million.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2017:

	Payments Due By Period
	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
	(in thousands)
Operating lease commitments(1)	$12,762	$1,514	$3,857	$3,986	$3,405
Debt obligations(2)	4,831	3,682	1,149	—	—

Total	$17,593	$5,196	$5,006	$3,986	$3,405

(1)	Amounts in table reflect payments due for our office leases in Cambridge, Massachusetts and Woburn, Massachusetts under operating lease agreements that expire at various dates through 2024.

(2)	Amounts in table reflect the contractually required principal and interest payments payable pursuant to our outstanding term loan as of December 31, 2017. For purposes of this table, the interest due under the term loan and revolving line of credit was calculated using an assumed interest rate of 6.5% and 5.0% per annum, respectively, which were the interest rates in effect as of December 31, 2017.

In connection with the refinancing of the outstanding borrowings under the Loan and Security Agreement, or the 2018 Loan Modification, that was executed on March 16, 2018, we extended the due date of the revolving line of credit to March 2020. As a result, principal and interest payments under the 2018 Loan Modification will be $0.6 million in 2018, $0.2 million in 2019 and $4.3 million in 2020 based on the amounts outstanding as of December 31, 2017. See “—Liquidity and Capital Resources”

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with GAAP. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Our revenue is derived from sales of consumer referrals. We recognize revenue in accordance with Accounting Standards Codification Topic 605 Revenue Recognition, or ASC 605. Accordingly, revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectability is reasonably assured. We recognize revenue from the sale of consumer referrals upon the delivery of the referral to our insurance provider customer.

We record revenue from sales of consumer referrals net of credits and other applicable allowances in the same period in which the related sales are recorded, based on the underlying contract terms.

Effective January 1, 2019, we will be required to adopt Accounting Standard Codification Topic 606, Revenue from Contracts with Customers, or ASC 606. We are currently evaluating the method of adoption and the potential impact to our financial statements.

Stock-Based Compensation

We measure stock options and other stock-based awards granted to employees and directors based on their fair value on the date of the grant and recognize compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. We apply the straight-line method of expense recognition to all awards with only service-based vesting conditions and apply the graded-vesting method to all awards with both service-based and performance-based vesting conditions.

We measure the fair value of stock-based awards granted to non-employees on the date at which the related service is complete. Compensation expense is recognized over the period during which services are rendered by such non-employee consultants until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of our common stock and updated assumption inputs in the Black-Scholes option-pricing model for options.

We estimate the fair value of stock options using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our common stock options, the risk-free interest rate for a period that approximates the expected term of our common stock options, and our expected dividend yield. We estimate the fair value of each restricted stock unit, or RSU, using the fair value of common stock.

Determination of the Fair Value of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each award grant, with input from management, considering our most recently available third-party valuations of our common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using a hybrid method, which used market approaches to estimate our total enterprise value. The hybrid method is a probability-weighted expected return method, or PWERM, where the equity value in one or more of the scenarios is calculated using an option pricing method, or OPM. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to shareholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for our company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. These third-party valuations were performed at various dates, which resulted in valuations of our common stock of $55.70 per share as of March 31, 2017 and $58.01 per share as of December 31, 2017. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, which may be a date later than the most recent third-party valuation date, including:

•	our historical operating and financial performance;

•	the market performance of comparable publicly traded companies within our industry;

•	secondary transactions in our common stock;

•	external market conditions affecting our industry, and trends within our industry;

•	the identification and analysis of mergers and acquisitions of comparable companies;

•	the prices, rights, preferences and privileges of our convertible preferred stock relative to the common stock;

•	the likelihood of achieving a liquidity event such as an initial public offering or sale given prevailing market conditions and the nature and history of our business;

•	any adjustments necessary to recognize a lack of marketability for our common stock;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results; and

•	U.S. economic market conditions.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our share-based compensation expense could be materially different.

Once a public trading market for our common stock has been established in connection with the closing of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for stock-based awards, as the fair value of our common stock will be its trading price in the public market.

Grants of Share-Based Awards

The following table sets forth by grant date the number of common stock subject to options and RSUs granted between January 1, 2017 and February 28, 2018, the per share exercise price of the options, the fair value per common share on each grant date, and the per share estimated fair value of the award:

Grant Date	Award Type	Number of Shares Subject to Grants	Per Share Exercise Price of Options	Per Share Fair Value of Common Stock on Grant Date	Per Share Estimated Fair Value of Award
April 26, 2017	Stock option	50,500	$55.70	$55.70	$26.33
July 19, 2017	Stock option	19,300	$55.70	$55.70	$26.11
July 19, 2017	RSU	9,000	—	$55.70	$55.70
October 18, 2017	Stock option	40,860	$55.70	$55.70	$26.10
January 24, 2018	Stock option	33,505	$58.01	$58.01	$30.65

Fair Value of Redeemable Convertible Preferred Stock

We carry our redeemable convertible preferred stock at its redemption value on our balance sheet. We record changes in redemption value at the end of each reporting period as an increase or decrease to net loss attributable to common stockholders.

After June 30, 2028, shares of our Series B and Series B-1 preferred stock (if then outstanding) are redeemable in an amount per share equal to the greater of the original issue price or the adjusted fair market value, as defined in our certificate of incorporation, plus all accrued but unpaid dividends thereon. As there has been no public market for our preferred stock to date, the adjusted fair market value of our preferred stock has been determined by management as of each reporting date based, in part, on the results of third-party valuations of our preferred stock performed as of each reporting date as well as management’s assessment of additional objective and subjective factors that it believed were relevant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our preferred stock valuations at each reporting date were prepared using a PWERM, which used a combination of market and income approaches to estimate our enterprise value.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, the estimated fair values of our preferred stock could be materially different.

Upon the closing of this offering, all of our preferred stock will convert into shares of our Class B common stock and it will no longer be necessary for us to estimate or account for changes in the redemption value of our preferred stock.

Capitalization of Website and Software Development Costs

We capitalize certain costs associated with the development of our websites and internal-use software after the preliminary project stage is complete and until the software is ready for its intended use. Research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance, and administration or overhead costs are expensed as incurred. Capitalization begins when the preliminary project stage is complete, management, with the relevant authority, authorizes and commits to the funding of the software project, it is probable the project will be completed, the software will be used to perform the functions intended and certain functional and quality standards have been met. Qualified costs incurred during the operating stage of our software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality, while costs that cannot be separated between maintenance of, and minor upgrades and enhancements to, internal-use software are expensed as incurred.

Capitalized software development costs are amortized on a straight-line basis over their estimated useful life of three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

During the years ended December 31, 2016 and 2017, we capitalized $0.5 million and $0.7 million of website and internal-use software development costs, respectively. We recorded amortization expense associated with our capitalized website and internal-use software development costs of $0.4 million and $0.5 million, for the years ended December 31, 2016 and 2017, respectively.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities, as measured by enacted tax rates anticipated to be in effect when these differences reverse. This method also requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, we establish a valuation allowance through a charge to income tax expense. We evaluate the potential for recovery of deferred tax assets by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our financial statements appearing at the end of this prospectus.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards; and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company earlier if we have more than $1.07 billion in annual revenue, we have more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1.0 billion of non-convertible debt securities over a three-year period.

Inflation Risk

During the last two years, inflation and changing prices have not had a material effect on our business. We are unable to predict whether inflation or changing prices will materially affect our business in the foreseeable future.

Quantitative and Qualitative Disclosures about Market Risks

We have a credit agreement that provided us with a term loan in the original amount of $4.5 million and a revolving line of credit of up to $6.0 million. Borrowings bear interest at a floating rate, which are the greater of 3.5% or the prime rate plus 2.0% for the term loan and the greater of 3.5% or the prime rate plus 0.5% for the revolving line of credit.

As of December 31, 2017, our term loan had an outstanding balance of $2.6 million, bearing interest at a rate of 6.5% per annum and outstanding borrowings on our revolving line of credit of $2.0 million bearing interest at a rate of 5.0%. Changes in interest rates could cause interest charges on our term loan to fluctuate. Based on the amount of total borrowings outstanding as of December 31, 2017, an increase or decrease of 10% in the prime rate as of December 31, 2017 would cause a corresponding increase or decrease to our net loss and cash flows of less than $0.1 million, assuming that such rate were to remain in effect for a year.

BUSINESS

Company Overview

EverQuote makes insurance shopping easy, efficient and personal, saving consumers and insurance providers time and money.

We operate the largest online marketplace for insurance shopping in the United States. Our goal is to reshape insurance shopping for consumers and improve the way insurance providers attract and connect with customers as insurance shopping continues to shift online. With over 10 million consumer visits per month, our results-driven marketplace, powered by our proprietary data and technology platform, matches and connects consumers seeking to purchase insurance with relevant options from our broad direct network of insurance providers, saving consumers and providers time and money. Our network includes more than 160 insurance carriers, including the 20 largest property and casualty carriers by premium volume, over 100 leading regional carriers and technology-enabled insurance startups, as well as more than 7,000 insurance agencies. As of February 28, 2018, our marketplace has converted more than 230 million consumer visits into 35 million auto, home and life insurance quote requests.

Consumers may view insurance as a simple commodity with standard pricing. However, finding the right insurance product is often challenging for consumers, who face limited online options, complex, variable and opaque pricing, and myriad coverage configurations. We present consumers with a single starting point for a comprehensive and cost-effective insurance shopping experience. Our marketplace reduces the time consumers spend searching across multiple sites by delivering broader and more relevant results than consumers may find on their own. Our service is free for consumers, and we derive our revenue from sales of consumer referrals to insurance providers. A consumer survey we conducted in 2017 reported average annual premium savings of $536 for consumers purchasing auto insurance policies through our marketplace, and we estimate providers have sourced 4.2 million policies to date through EverQuote. Based on this data, we believe we have saved consumers more than $2 billion over the past seven years.

Insurance providers operate in a highly competitive and regulated industry and typically specialize on pre-determined subsets of consumers. As a result, not every consumer is a good match for every provider, and providers struggle to reach the segments that are most desirable for their business models. Traditional offline and online advertising channels reach broad audiences but lack the fine-grained consumer acquisition capabilities needed for optimally matching consumers to specific insurance products. We connect providers to a large volume of high-intent, pre-validated consumer referrals that match the insurers’ specific requirements. The transparency of our marketplace, as well as the campaign management tools we offer, make it easy for insurance providers to evaluate the performance of their marketing spend on our platform and manage their own return on investment. We are consistently one of the largest and most efficient consumer acquisition and retention channels for our insurance provider customers based on their feedback.

The EverQuote platform is powered by data science. Our rich data assets and proprietary algorithms efficiently attract consumers, match them with relevant insurance providers and drive our overall business model. These assets include more than 1 billion consumer-submitted data points, derived from over 35 million quote requests and 100 billion ad impressions acquired through $390 million in advertising spend over the seven years ended February 28, 2018. We utilize our data assets throughout our business, from advertising and consumer acquisition to the innovation of new consumer and provider experiences, as well as to guide our strategic direction. As our data assets grow, our algorithms become more powerful. We believe our data science capabilities give us a significant competitive advantage.

Our marketplace benefits from significant network effects. As we attract more consumers to our platform, we collect more data to improve personalization, which in turn improves conversion rates and consumer satisfaction. The combination of these factors increases consumer traffic while reducing acquisition costs, leading to more quote requests for our insurance provider customers. Increased quote requests, combined with quote and bind feedback, improve providers’ advertising and marketing efficiency in our marketplace, resulting in more providers and provider spend. More providers and provider spend enable us to attract more consumers, generating more data.

We rapidly scaled our business in a capital-efficient manner, having grown our company to revenue of over $125 million in 2017 with less than $10 million of equity raised to finance our business. Our revenue grew from $45.6 million in 2013 to $126.2 million in 2017, representing a compound annual growth rate of 29.0%. In 2016 and 2017, our total revenue was $122.8 million and $126.2 million, respectively, representing year-over-year growth of 2.8%. We had a net loss of $0.9 million in 2016 and a net loss of $5.1 million in 2017, and had $3.0 million and $(1.5) million in adjusted EBITDA in 2016 and 2017, respectively. See the section titled “Selected Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA and its reconciliation to net income (loss) determined in accordance with generally accepted accounting principles in the United States, or GAAP.

Industry Overview

Insurance is one of the largest segments of the United States economy, with non-health insurance premiums over $1.2 trillion in 2016. Based on data from S&P Global Market Intelligence; SNL Insurance Data, we estimate that automotive, home, life, commercial, renters insurance policies accounted for $991 billion of premiums in 2016.

The insurance industry is highly competitive and diverse. There are over 1,500 carriers operating in non-health insurance markets in the United States, but the largest carrier accounted for less than 6% of total premiums in 2016, according to data from S&P Global Market Intelligence; SNL Insurance Data. In addition, we estimate there are approximately 100,000 agencies in the United States who sell insurance products across the auto, home, life, commercial and renters insurance markets.

Insurance marketing spend is large and evolving

To capture new policies and retain existing customers, insurance providers advertise across a broad range of online and offline marketing channels, devoting significant resources to sales and distribution. Separately, the internet has become increasingly influential in consumer insurance shopping, with more than 70% of insurance consumers shopping online according to a 2015 comScore survey. While insurance providers are reallocating marketing spend from traditional media sources to online media channels, we believe the shift of marketing budgets online continues to lag the shift in consumer behavior.

Based on carrier online advertising and agent marketing spend, we estimate that we have an immediate opportunity in excess of $2.6 billion per year, with a total addressable market over the long term of $120 billion annually. Given the continued shift toward online channels over traditional media and the ongoing growth in agents, we expect our immediate opportunity to expand in the future:

•	U.S. non-health insurance carriers spent $120 billion in marketing and distribution in 2016, consisting of $112 billion in commissions to agents and $8 billion in direct advertising, according to data from S&P Global Market Intelligence; SNL Insurance Data. Online insurance advertising spend of North American insurance carriers was $1.3 billion in 2016, up 16% from 2015, according to eMarketer and Kantar Media. We believe that carriers will continue to shift advertising dollars online in order to capitalize on the superior marketing characteristics of digital channels.

•

According to the Independent Insurance Agents & Brokers of America, or the IIABA, U.S. insurance agencies spent, on average, $13,200 on marketing in 2015, up from $10,600 in 2014. Based on 2015 average spend and our estimate of approximately 100,000 active insurance agencies, we believe that insurance agencies alone spent over $1.3 billion in 2015 on marketing. In addition, the IIABA data show that online activities were the highest ranked priorities for agencies’ marketing budgets.

Insurance products are complex and highly regulated

While insurance may be perceived by consumers as a commodity, it is complex and must be configured to match each consumer’s particular circumstances. In the United States, regulatory requirements vary state by state, with each state having different actuarial standards, statutory requirements and regulations, and there are numerous types and levels of coverage, bundling and discounts available from each provider. These complexities make it challenging for consumers to compare and choose from among the hundreds of available insurance providers and coverage combinations.

The modification of insurance rates and policy forms is an onerous and cumbersome state-by-state process that, in many states, can take months and require document submissions consisting of thousands of pages, and limits which consumer attributes may be considered in setting rates. As a result, insurance providers have limited ability to quickly adjust their pricing in response to losses or changes in market conditions and lack the ability to price policies dynamically to match expected customer value, attributes and behavior.

Insurance products are not priced in a uniform manner. Pricing strategies vary across providers and assessment of individual consumer risk is based on pre-set consumer attributes, such as vehicle type and location. Each consumer-to-product pairing yields a specific rate based on static rate tables filed semi-annually or annually with state regulators, with pricing that may vary widely across insurance providers and consumer profiles. Consumers seeking insurance are often unaware of any given insurance provider’s product strategies, strengths or offerings, which may lead to suboptimal shopping and significant inefficiencies for consumers and providers.

Insurance shopping is being enabled by new digital tools

We expect that the ongoing shift to online insurance shopping by consumers and the increasing digitization of insurance risk assessment and workflows will enable more personal, end-to-end shopping experiences, products and services. Moreover, emerging online agencies and digital carriers launched to take advantage of these trends are typically directed towards niche audiences and have limited marketing budgets, making capturing the right consumers challenging for them. We believe that the confluence of these factors favors business models that efficiently match supply and demand, allowing insurance providers to capture consumers’ purchase intent online while taking advantage of the benefits of targeted digital advertising.

Insurance agents are an essential and growing part of the industry landscape

Despite the trend toward online shopping, insurance agents play an essential role in the insurance buying process. According to a 2015 comScore survey, while more than 70% of insurance consumers shop online, 80% of policies purchased are closed offline by insurance agents, and consumers frequently cited the desire to speak to an agent as the top reason for not buying online.

We estimate there are approximately 100,000 agencies in the United States who sell insurance products across the auto, home, life, commercial and renters insurance markets. The number of insurance agents continues to grow, with employment in the U.S. insurance sales agent and broker sector increasing from 318,000 to 385,000 between 2010 and 2016, as reported by the Bureau of Labor Statistics. Non-health insurance agents earned over $112 billion in commissions from carriers in 2016, growing from $94 billion in 2010, according to data from S&P Global Market Intelligence; SNL Insurance Data.

Market Opportunity

The challenges faced in the $120 billion non-health insurance sales, marketing and distribution market create a significant opportunity for companies that can efficiently align consumers and providers. These challenges include:

Misalignment of providers and consumers creates an inefficient match between supply and demand

As a result of pricing and regulatory complexity, insurance providers typically specialize on pre-determined sub-sets of consumers across products, sales, claims processing and support functions to optimize their business models for profitability and expected loss ratios. At the same time, consumers struggle to make informed buying decisions due to the large number of providers, breadth of insurance products and services available, and opaque pricing and coverage options. The inability for insurance providers to attract only those consumers who match their optimal risk profiles, combined with the lack of comprehensive information for consumers, creates a supply and demand misalignment.

Complex, fragmented and opaque market for consumers

Selecting the right insurance provider is challenging for consumers as there are more than 1,500 insurance carriers in the United States, each with different risk-assessment requirements, product offerings and pricing. Consumers have distinct attributes and insurance needs and historically have lacked access to comprehensive tools for identifying and connecting with the right providers. Moreover, pricing for the same coverage can vary widely from one provider to another, and even across different sales channels within the same provider. While consumers seek competitive pricing, they are often unaware of pricing differences, the level of coverage needed for their particular circumstances, and any given insurance provider’s product strategies, strengths or offerings. These market conditions may lead to suboptimal shopping, significant inefficiencies for consumers and the need for expert advice and support to make informed decisions.

Inefficient advertising channels for insurance providers

Advertising for insurance providers is challenging and its effectiveness is limited by several factors:

•	Insurance providers require extensive information about demographic and behavioral attributes in order to determine pricing and the policy value of a given consumer. This information is either unavailable or unreliable for targeting through traditional online and offline channels. In addition, traditional channels lack the ability to identify and segment providers’ existing customers, limiting the utility of these channels for retention.

•	Due to regulatory constraints, providers require long lead times to reprice their products. As a result, carriers may find their products mispriced to risk of loss across large consumer segments for extended periods of time. Traditional channels, and in particular television, lack the fine-grained controls to quickly and selectively adjust consumer acquisition strategies and align advertising spend with loss tolerance.

•	Providers are constrained in their ability to tailor premiums to individuals due to the regulatory environment and, as a result, cannot price competitively for every consumer. With traditional online and offline advertising, providers often pay to attract consumers who are unlikely to convert due to pricing mismatches.

Due to these factors, traditional advertising channels are inefficient for insurance providers.

Our Solution

Our goal is to reshape insurance shopping for consumers and improve the way insurance providers attract and connect with customers as insurance shopping continues to shift online. Our results-driven marketplace, powered by our proprietary data and technology platform, matches and connects consumers seeking to purchase insurance with relevant options from our broad direct network of insurance providers, saving consumers and providers time and money.

Proprietary, data-driven technology platform

Our platform efficiently attracts consumers shopping for insurance to our websites and mobile applications and matches them with relevant providers for streamlined quoting. This enables us to maintain high levels of quality control and refer real-time quote requests to our insurance provider customers at the moment of the consumer’s purchase intent.

Bid

We advertise to consumers under the EverQuote brand across hundreds of online channels including internet search, email, social media and display advertising. Our algorithms efficiently manage over 160 million advertising impressions per day, utilizing insights from our proprietary data assets and A/B testing to optimize bids, advertising creatives and placements across channels. In order to attract high-quality consumers to our websites and mobile applications at optimal cost, we continuously analyze and test the effectiveness of our advertising and use automated dynamic adjustments to our traffic acquisition efforts. We store all of our advertising placement data in our central data warehouse and provide our data scientists, analysts and engineers with broad access to optimize our consumer acquisition activities.

Quote request

At quote request, consumers submit approximately 20 to 50 items of data, depending on the type of insurance, representing the majority of data required by providers for matching, quoting and binding. This information is securely exchanged with insurance providers at the moment of referral, enabling providers to produce quotes quickly, with minimal additional steps and information needs. In February 2018, we matched and referred over 1 million quote requests to insurance providers’ quoting and binding workflows.

Bind

We combine consumer-submitted information and our internal data with proprietary machine learning algorithms to optimize matching and bind rates for consumers and insurance providers. Based on insurance provider feedback, we are consistently one of their largest, high-quality sources for efficient acquisition of insurance customers.

Retention

Our platform enables insurance providers to identify and run campaigns for their existing customers and provide retention-oriented offers alongside the other options being presented.

How we engage with consumers

We engage with consumers through user-friendly and easy-to-navigate websites that make shopping for insurance easy, cost-effective and more personal. We guide consumers through the process of submitting a quote request with simple instructions and helpful information about how their profile and choices may affect their results. Upon completing their quote requests, consumers are connected with relevant options from our comprehensive provider network, allowing them to quickly and easily compare coverage options. We aim to make the end-to-end shopping experience seamless by enabling consumers to securely share their data with matched providers, accelerating quoting and reducing repetition in the shopping process.

We also engage consumers through EverDrive, our social safe-driving mobile app, which monitors driving behavior and provides useful information, coaching and encouragement to help users become safer drivers. Our driver score feature gives users a simple rating system and allows them to compete with friends, family and their local community.

In addition, we provide consumers with rich content through our Safe Driving and Insurance blog. We cover complex topics, such as deductibles, coverage levels and distracted driving in simple, approachable ways to help consumers better understand and navigate the complexities of insurance coverage.

How we engage with insurance providers

Insurance carriers and agents connect with our marketplace through EverQuote Pro, our web-based provider portal. EverQuote Pro matches insurance carriers and agents with consumers who complete quote requests on our websites. Our portal provides transparent, secure access to marketplace data regarding consumer type, volume and referral pricing, along with sophisticated campaign management tools for targeting consumers based on a wide array of attributes.

Providers in our marketplace bid for consumer referrals based on either pre-defined segments or dynamic profiles. Bids may be static or dynamically adjusted based on specified criteria, such as consumer attributes, time of day and geographic location. Regardless of bidding mechanism, insurance providers in our marketplace participate in a unified, real-time auction that matches consumers with the most relevant providers on our platform based on bid, preferred consumer profile, predicted bind rate and other factors. Through this auction process, we align provider economics with consumer demand.

Our tools are designed to integrate with insurance providers’ internal workflows to minimize administrative burden and incorporate quote, bind and lifetime value feedback, enabling providers to evaluate and optimize their acquisition and retention campaigns through a single interface. We support the industry-standard web-based marketing, customer relationship management and referral management systems commonly used by insurance providers, allowing easy adoption of our platform.

Key benefits for consumers

We offer consumers a streamlined and personalized insurance buying experience, providing the following key benefits.

Saving time and money

We provide consumers with multiple relevant insurance product options based upon the information submitted by them at quote request, enabling them to save both time and money. A consumer survey we conducted in 2017 reported average annual premium savings of $536 for consumers purchasing auto insurance policies through our marketplace, and we estimate providers have sourced 4.2 million policies to date through EverQuote. Based on this data, we believe we have saved consumers more than $2 billion over the past seven years.

Single starting point for a comprehensive insurance shopping experience

Our marketplace provides a single starting point to access a range of relevant insurance options beyond what consumers might otherwise find on their own. We believe we operate the largest directly connected network of insurance providers, with more than 160 insurance carriers, including the 20 largest property and casualty carriers by premium volume, over 100 leading regional carriers and technology-enabled insurance startups, as well as more than 7,000 insurance agencies. The depth and breadth of our insurance provider network allows us to present a comprehensive set of options to consumers.

Results-driven insurance shopping destination efficiently matching consumers with relevant options

Our platform empowers consumers to make better and more informed insurance decisions. Our proprietary algorithms are designed to maximize consumer bind rate, which our research shows also maximizes consumer satisfaction. We match and connect consumers, based on consumer attributes and a number of other factors, with relevant options from the broad range of insurance providers on our platform.

Seamless online or offline handoff to quote or bind a policy

Our seamless consumer handoff integrations minimize additional information required to provide a quote or bind a policy either online or offline. This reduces consumer shopping time, improves the consumer experience and increases the likelihood of completing a purchase.

Key benefits for insurance providers

We are consistently one of the largest and most efficient consumer acquisition and retention channels for our insurance provider customers based on their feedback. We offer insurance providers the following key benefits:

Access to a high volume of in-market online consumers

We attract consumers seeking insurance to our websites from hundreds of online sources. We further validate purchase intent by requiring consumers to submit approximately 20 to 50 items of data in order to submit a quote request. From 2014 to 2017, our annual quote requests grew from 2 million to 12 million. As a result, we are able to refer a high volume of insurance shoppers to our customers.

Acquisition of consumers that match providers’ specific criteria

We offer insurance providers fine-grained controls to select specific consumer profiles relevant to their underwriting practices and preferences, enabling them to target rational cost-per-sale relative to long-term value for each referral.

High return on investment through efficient acquisition of desired consumers

As a result of the purchase intent of consumers in our marketplace and the efficiency of our matching algorithms, our referrals are more likely to result in bound policies compared to referrals obtained through other marketing channels. We estimate our quote and bind rates to be up to double the industry average for advertising channels of comparable scale. In addition, the transparency of our marketplace, as well as the campaign management tools we offer, make it easy for insurance providers to evaluate the performance of their marketing spend on our platform and manage their own return on investment.

High bind rates for referrals through broad data integration with providers

Our seamless consumer handoff technology integrates with insurance providers to reduce the number of steps required from referral to bind, increasing transparency and consumer satisfaction. We securely provide quote request data, allowing insurance providers to adjust their quoting workflows in ways that are compatible with their existing infrastructure and business requirements. This data handoff provides carriers and agents with the core information needed to bind a policy in a maximum of two steps after quote request.

Flexible advertising channel

Our marketplace allows providers to rapidly align cost-per-acquisition and distribution of advertising dollars with preferred consumer profiles. With granular budgeting and bidding tools, providers have extensive, near real-time control over the distribution and utilization of their advertising spend on our platform.

Our Strengths

We believe that our competitive advantages are based on the following key strengths:

Results-driven marketplace for consumers

We efficiently match and connect consumers with relevant insurance policy options for their specific circumstances and needs, decreasing the time needed to compare providers and increasing the chance of purchasing insurance. Consumers receive comprehensive, robust and inclusive information, enabling them to select the right insurance policy for their needs from our broad direct network of insurance providers. Our network includes more than 160 insurance carriers, including the 20 largest property and casualty carriers by premium volume, over 100 leading regional carriers and technology-enabled insurance startups, as well as more than 7,000 insurance agencies. We believe that offering a personalized, comprehensive and provider-inclusive consumer experience has helped us to become the leading marketplace for online insurance shopping, as measured by online visits.

Disruptive data-driven approach

Our marketplace is powered by a proprietary data and technology platform that efficiently attracts insurance shoppers from a diverse and growing array of online sources, increases the bind rate for consumers and drives down the cost of acquisition for providers. As of February 28, 2018, we employed over 125 data scientists and engineers who continually leverage our growing data assets to improve our capabilities. Our data assets include more than 1 billion consumer-submitted data points, derived from over 35 million quote requests and 100 billion ad impressions acquired through $390 million in advertising spend over the seven years ended February 28, 2018. We leverage our data assets to further improve the conversion rate of our referrals and our matching efficiency, and to innovate new products for consumers and providers through rapid, test-driven development.

Powerful network effects

Our insurance marketplace benefits from significant network effects. As we attract more consumers to our platform, we collect more data to improve personalization, which in turn improves conversion rates and consumer satisfaction. The combination of these factors increases consumer traffic while reducing acquisition costs, leading to more quote requests for our insurance provider customers. Increased quote requests, combined with quote and bind feedback, improve providers’ advertising and marketing efficiency in our marketplace, resulting in more providers and provider spend. More providers and provider spend enable us to attract more consumers, generating more data.

Through these characteristics of our platform, we increased the volume of quote requests referred to our insurance provider customers over the past four years, as illustrated in the chart below, while decreasing our cost per quote request by 65% over the same period.

Ability to expand with significant operating leverage

We have leveraged our data assets, technology platform and engineering and data science capabilities, along with our growing audience of consumers and network of insurance providers, to expand our platform from the auto insurance market into the home and life insurance markets. We have entered these new verticals with only a modest increase in headcount, and we have already achieved attractive economics and high growth.

Our cost structure provides us with the flexibility to react to changes in the business cycle. Our largest expense, advertising, is variable and can be quickly adjusted to market conditions. During economic downturns, advertising expenses can be rapidly reduced. Conversely, during periods of economic expansion we can increase advertising spend to attract consumers to our platform and further enhance the strength of our marketplace.

Founder-led management team with culture of innovation and track record of capital efficiency

Our co-founders are Seth Birnbaum, Chief Executive Officer, and Tomas Revesz, Chief Technology Officer. Seth, a co-founder and chief executive officer of Digital Guardian, Inc., brings to EverQuote a broad range of management and start-up experience, complemented with engineering skills and information technology expertise. Tomas, a co-founder and an executive vice president of Digital Guardian, Inc., brings to EverQuote extensive knowledge in IT systems development and management. Since our inception, we have built a team focused on data-driven innovation, which remains at the heart of our culture.

In addition, our management team has a track record of being good stewards of capital. We rapidly scaled our business in a capital-efficient manner, having grown our company to revenue of over $125 million in 2017 with less than $10 million of equity raised to finance our business.

Our Growth Strategies

Our core mission is to make finding insurance easy and more personal, saving consumers and insurance providers time and money. We leverage technology and data to empower consumers with better information and options, enabling them to identify and reduce risky behaviors, lower their insurance costs and lead safer lives. Ultimately, we seek to improve the way consumers understand and manage their personal risks.

Data-driven innovation remains at the heart of our strategy, culture and operating focus. With our diverse team of analysts, engineers and business development employees, as well as our partnerships with leading insurance providers, we are working to build the largest and most trusted online insurance marketplace in the world. To achieve this goal, we intend to continue to grow our business by pursuing the following strategies:

Attract more consumers to our marketplace

We plan to expand the number of consumers reaching our marketplace through existing channels by leveraging the superior features and growing data assets of our platform. In addition, we plan to launch new marketing channels, such as online video. In 2017, we had, on average, over 300,000 daily visits to our websites, resulting in more than 30,000 daily quote requests. We believe that there is an opportunity to attract substantially more traffic to our current marketplace and that there are further expansion opportunities in adjacent verticals.

Add more insurance providers and increase revenue per provider

We plan to grow the number of insurance providers on our platform by demonstrating the value proposition of our marketplace as an efficient, scalable customer acquisition channel and adding new provider-facing features. We believe we can also increase the number of referrals per quote request while maintaining or increasing the bind rate per quote request, which would allow us to increase our revenue at limited marginal cost. We also plan to expand revenue per provider by increasing consumer traffic and quote request volume, adding verticals and innovating advertiser products and services.

Despite the high costs, saturation and lower overall conversion rates associated with traditional advertising channels, such as television, radio and billboards, insurance carriers still allocate a significant portion of their advertising budgets towards these channels. We have achieved over $125 million in annual revenue while capturing only a small fraction of insurance marketing spend in aggregate and at an individual provider level.

Expand and deepen consumer engagement

We continuously leverage our data assets and growing consumer volume to conduct test-driven product development. We plan to innovate with new consumer offerings and enhanced personalization to deepen consumer engagement. Our goal is to provide broader and more meaningful consumer experiences, leading to increased return visits, higher frequency of interaction and greater revenue per user. For example, in 2016, we launched EverDrive, a free social safe-driving mobile app that enables users to improve their driving behavior along various dimensions. EverDrive has achieved rapid growth with over 500,000 unique user downloads since launch and over 100,000 active drivers per month.

Invest in our technology platform and people

Historically, we have increased the size of our engineering and data science team every year, enabling us to increase our consumer traffic and conduct more A/B testing, improve conversion rates in our marketplace and lower cost per quote request. We plan to continue to invest in our data and technology platform by growing our data science and engineering team, enabling us to improve the breadth and efficiency of our marketplace for consumers and providers. In the future, we may also expand our capabilities and team through selective acquisitions.

Launch new verticals on our platform

We plan to introduce new offerings in order to become a leading end-to-end provider for consumers seeking personal risk management solutions. We have demonstrated the ability to efficiently expand into new markets by leveraging our data, technology, partner relationships, consumer audience and talent. In 2016, we entered into the home and life insurance market, and from 2016 to 2017, we saw a more than three-fold increase in the number of quote requests for home insurance and two-fold increase in the number of quote requests for life insurance, with only a modest increase in headcount. As the shift towards digital continues to accelerate in the personal risk marketplace, we believe we are well positioned to expand into new verticals such as renters and commercial insurance.

Enhance our brand awareness

We believe we have significant opportunities to increase our brand awareness. Historically, our marketing efforts have been focused on algorithmic consumer acquisition rather than brand marketing. We plan to further expand our marketing channels to drive greater brand recognition and attract a broader consumer audience. We believe a stronger brand may drive even greater efficiencies in our marketplace.

Grow internationally

While today we operate solely in the United States, we believe there are significant opportunities for us to expand into other countries. We plan to selectively launch our offerings in international markets over time. We expect to focus our efforts in international markets with dynamics similar to the United States. We believe we can expand into new geographies with limited additional development costs due to the operating leverage embedded in our business.

Proprietary Data Assets and Algorithms

Our data assets

We leverage our data assets throughout our business to enhance our competitive position. Our data assets include more than 1 billion consumer-submitted data points, derived from over 35 million quote requests and 100 billion ad impressions acquired through $390 million in advertising spend over the seven years ended February 28, 2018.

Our data assets are comprised of:

•	granular bid and impression-level performance data across a diverse landscape of advertising channels and platforms;

•	consumer-provided geographic, demographic, preference and behavioral data obtained through our websites and mobile applications;

•	consumer insights derived from third-party tools, including phone number and address validations and IP address geolocation; and

•	insurance carrier and agent bid, quote, bind and lifetime value feedback.

We use our data assets to:

•	inform decision-making throughout our business;

•	optimize and scale our algorithmic advertising and consumer acquisition efforts;

•	conduct continuous A/B testing-driven to develop our consumer experiences and insurance provider tools and services; and

•	make decisions regarding our company’s strategic direction, including entry into new markets and verticals.

We invest in making these assets accessible to our data scientists through a centralized warehouse, custom reporting and business intelligence tools and application programming interfaces.

Our algorithms

Our business model leverages proprietary algorithms across our marketplace, including in our advertising campaigns and consumer acquisition efforts, and for optimizing consumer-provider alignment. As our data assets grow, our algorithms become more powerful.

Multi-channel bid automation algorithms

Our data assets power our purpose-built, multi-channel bid automation and machine learning models. These tools enable granular decision-making by our consumer acquisition teams across complex, large-scale advertising campaigns.

Consumer alignment algorithms

Our consumer alignment algorithms implement a multi-step process for matching consumers with the insurance providers most likely to provide the right coverage at a competitive price. These algorithms factor in consumer input data, insurance provider bid preferences and economics, as well as quote, bind and lifetime value feedback. These algorithms are designed to optimize for the likelihood of a policy sale, maximize consumer satisfaction and insurance provider return on investment. We believe that the accuracy of the matches provided by our consumer alignment algorithms will improve over time as we accumulate additional data across the insurance landscape and expand provider coverage in our marketplace.

Products and Services

Consumer products

EverQuote.com

We evolve our mobile and desktop consumer websites through continuous, iterative testing and optimization. Every change is tested and evaluated against our goal to make insurance shopping easier while saving consumers time and money. Through this rigorous process, we introduce new features to enhance ease-of-use and improve messaging, clarity and personalization.

Capabilities such as pre-fill and partial quote retrieval help reduce consumer burden and ultimately enable higher conversion rates and data quality for our insurance provider customers. By integrating our platform with providers’ online workflows, we extend this ease of use throughout the shopping experience; providers receive all or nearly all the data required to quote a consumer, allowing them to shorten or eliminate steps in their workflows. As the level of integration increases, we believe consumer satisfaction in our marketplace will continue to improve.

Immediately upon submitting a quote request, we match the consumer with insurance providers and present personalized listings determined by our consumer alignment algorithms. These listings provide access to quotes through a variety of referral formats, both online and offline. This approach helps unify the fragmented insurance landscape for the consumer and provides a single entry point to request and compare quotes.

As of February 28, 2018, our marketplace has converted more than 230 million consumer visits into 35 million auto, home and life insurance quote requests and, we estimate, more than 4.2 million policies.

Products and services for insurance providers

We provide insurance carriers and agents with industry-leading products and services to grow their businesses. Our ability to deliver a large volume of high-intent consumer referrals that are aligned with providers’ desired consumer attributes makes us an effective channel for providers to grow efficiently. We are consistently one of the largest and most efficient consumer acquisition and retention channels for our insurance provider customers based on their feedback. Our products and services include:

EverQuote Pro for carriers

Carriers access our marketplace through EverQuote Pro for carriers, a web interface that enables them to manage campaigns efficiently at scale. EverQuote Pro allows for granular targeting of consumers based on insurance-related attributes including geography, demographics, behavioral characteristics and coverage needs. These tools enable carriers to acquire their ideal customers efficiently and at scale, delivering better return on investment than traditional channels.

EverQuote Pro for agents

Agents access our marketplace through EverQuote Pro for agents, a web interface that enables them to specify their desired consumer profiles, geographic areas, hours of operation, budgets and product types across auto, home and life insurance through a single interface. This self-service platform allows agents to access our marketplace with minimal effort.

Intuitive tools simplify campaign management for agents.

TargetGrowth campaigns

Our TargetGrowth offering provides automated bidding strategies for participating insurance providers. TargetGrowth optimizes spend to maximize quote and bind volume while meeting providers’ return-on-

investment targets. Participating providers integrate with TargetGrowth by providing real-time performance feedback, including quote, bind and policy-value information for every referral, allowing our proprietary algorithms to continuously align and adjust providers’ bids and budgets across consumer segments. TargetGrowth campaigns enable providers to acquire a higher volume of policies at better return on investment than they might be able to achieve operating independently in our marketplace.

Seamless consumer handoff

Carriers require a rich set of consumer attributes in order to render an accurate quote. Providing this information multiple times in order to compare quotes is a cumbersome process for consumers, and can lead to lower conversion rates and lost sales for providers. As a result of our scale and history as a trusted partner, we integrate directly into many providers’ online workflows, customer relationship management systems and internal quoting platforms. These integrations minimize the steps between a quote request in our marketplace and the delivery of accurate, bindable quotes across online and offline channels.

We have observed that increasing the depth of integration results in higher conversion rates, enhancing the value of our consumer referrals. Basic integrations, called ‘prefill’, allow carriers to populate their workflows with data from our platform, such that consumers are required only to confirm the data they have already provided. Full click-to-quote integration removes all intermediate steps, allowing the consumer to receive a quote immediately upon arrival on the provider website. In tests with carriers, conversion rates for our referrals increased by 11% to as much as 41% depending on the depth of integration.

Insurance Agency Academy

Our Insurance Agency Academy delivers free content and services to further our vision of being the industry-leading resource for agencies to grow their businesses. This includes a wide range of educational materials, including e-books, webinars, training sessions and live events.

EverDrive

EverDrive, our free social safe-driving mobile app, provides users with comprehensive information about their driving behavior along various dimensions, such as harsh braking, speeding and distracted phone use. Through self-measurement and competition with friends, family and community leaderboards, EverDrive users may ultimately decrease risky driving behaviors and reduce provider losses.

In addition, EverDrive addresses key challenges currently limiting the pace of adoption of telematics-based insurance products. For consumers, EverDrive provides control over when and with whom their driving data is shared, unlike carrier telematics programs. For carriers, it provides access to an audience of pre-qualified drivers and driving data, removing the administrative burden created by the multi-week onboarding and assessment periods required for direct offerings.

We believe the fast-growing scale of the EverDrive community, with more than 500,000 unique user downloads since launch and over 100,000 active drivers per month, positions us to play a strong role in the growth of new usage-based insurance products.

Technology and Infrastructure

Our technology platform combines internally developed, third-party and open source software. This combination allows for rapid development and release of high-performance technology solutions in a cost-effective and scalable manner.

Our websites, mobile applications and supporting services, as well as our development and test environments, are hosted across industry-standard cloud providers such as Amazon Web Services and Google Cloud Platform. Additional internal data and analysis tools are hosted at a third-party data center in Boston, Massachusetts. We use content delivery network solutions for fast, local access to our products. We use network, website, service and hardware-level monitoring, coupled with remote-content monitoring, to maintain a high level of uptime and availability for our systems with high-performance delivery.

Marketing

Our marketing efforts are designed to increase engagement by both consumers and insurance providers and enhance their awareness of our company. Our marketing spend across channels is fundamentally algorithmic and performance-based. Over time, we believe we will increase our brand equity and recognition as we serve more ad impressions.

Consumer marketing

Our marketplace relies on consumer acquisition from our online marketing efforts. Our consumer marketing strategies are algorithmic and performance-based, leveraging our team of data scientists, analysts and engineers, along with our data assets and technology.

We have built technology to automate our algorithmic traffic acquisition across multiple online advertising platforms. As of February 28, 2018, our technology serves, on average, over 160 million ad impressions per day across hundreds of acquisition sources in a diversified strategy including search, display, social, email and video, with no source accounting for more than 17% of quote requests.

We believe the combination of our talent, data and technology provides us with competitive advantages in acquiring more consumers as we continue to scale our business.

Agent marketing

Our agent marketing initiatives are designed to reach, educate and acquire insurance agents not yet participating in our marketplace. Our agent marketing focuses on:

•	Digital marketplace trends: We educate agents on how consumer buying behavior is changing and increasingly moving online and how they can better acquire and serve consumers in the digital world.

•	Educating agents on how to leverage the EverQuote platform: We educate agents on marketplace participation, providing best practices, case studies and strategies for account growth and optimization.

We reach new agents online through email, search, social media, display and content marketing; according to Google Analytics, our agency resource pages received 27,000 visits per month between June 2017 and December 2017. In addition, we reach agents in person at tradeshows and conferences on a weekly basis. For our current agent customers, we communicate the value of our platform and educate them on its use through our onboarding process, ongoing outreach and account performance reports.

Carrier marketing

Our carrier marketing initiatives are designed to reach and educate insurance carrier marketing professionals and executives. We deliver high-value content on how carriers can increase efficiency in their customer acquisition efforts by capitalizing on the increasing targetability and personalization enabled by our marketplace. We focus on building deep relationships and establishing thought leadership among carriers through our presence at industry tradeshows, targeted delivery of whitepapers and other materials, and personal outreach to key decision makers and marketing teams.

Sales

We have built an efficient, consultative 60-person sales and customer success organization, which sells our marketplace referrals and services to insurance providers. Our sales organization consists of two major components: our carrier team, which focuses on the more than 1,500 carriers operating in non-health insurance markets in the United States, and our agency team, which focuses on enrolling the approximately 100,000 insurance agencies who operate in the auto, home and life insurance markets.

•	Carrier sales and campaign management: Our carrier team is responsible for bringing carriers into our marketplace. This team takes a data-driven approach to helping insurance carriers bind more policies with their target consumers at lower cost per sale than other channels. Our campaign management team develops a deep understanding of our carrier customers’ objectives to optimize their campaign performance and grow their budgets in our marketplace.

•	Agency sales and customer success: Our agency team is responsible for bringing new agents into our marketplace, growing existing agent accounts and driving agent satisfaction and retention. Our agency sales team focuses on onboarding new agents and selling new products, such as home and life insurance referrals, to existing accounts. Our customer success team analyzes account performance and consults with agents to optimize their participation in our marketplace, help them achieve their growth and return-on-investment objectives, expand volume and add products.

Our Customers

Our insurance provider customers include:

•	Carriers: Insurance carriers write auto, home and/or life insurance policies for consumers either directly and/or through agents. The 20 largest property and casualty carriers by premium volume, over 100 leading regional carriers and technology-enabled insurance startups participated in our marketplace as of February 28, 2018. We plan to continue to grow both the number of carriers participating in our marketplace and the level of participation from each carrier.

•	Agents: Insurance agents deliver auto, home and/or life insurance to consumers on behalf of one or more carriers. As of February 28, 2018, we had over 7,000 enrolled insurance agencies on the EverQuote Pro platform. We are focused on further penetrating the large base of approximately 100,000 insurance agencies in the United States.

•	Financial advisors: With the launch of our life insurance offerings, we have expanded our target customers to include financial advisers, of which there were more than 300,000 operating in the United States in 2017 according to Cerulli Associates. We expect this channel to serve as an important avenue of growth if we decide to expand into other financial products.

•	Indirect distributors and aggregators: Indirect distributors, such as aggregators and media buyers, purchase consumer referrals and resell them to insurance providers. Indirect distributors typically provide lower revenue and less data feedback per referral.

A key element of our marketplace strategy has been to build a direct network of insurance provider customers. We increased the percentage of our total revenue derived from direct distribution from 8% to 85% for the years ended December 31, 2012 and 2017, respectively. The benefits of this shift include higher pricing per referral, improved pricing stability, greater revenue predictability, richer data feedback, better performance and stronger relationships with providers and consumers.

Competition

We face competition to attract consumers to our websites and mobile applications, as well as for insurance provider advertising and marketing spend.

Competition for consumers

The competition for consumer traffic and advertising space online is broad and diverse. Our competitors offer various marketplaces, products and services that compete with us. Some of these competitors include:

•	internet search engines and social media platforms;

•	brand advertisers and brand agencies across a spectrum of industries;

•	sites operated by individual insurance providers;

•	finance and credit savings sites, such as LendingTree;

•	insurance lead-generation, affiliate and aggregator networks; and

•	marketing services providers for insurers and general marketing services providers.

We believe we compete favorably in attracting insurance shoppers due to our superior data assets, consumer acquisition technology, team and data sciences management infrastructure. We believe we also compete favorably in converting consumer traffic into referrals and, ultimately, purchased policies due to the depth of our provider network, our consumer matching algorithms and our intuitive and streamlined consumer interface. Furthermore, we believe the breadth of the insurance provider options in our marketplace gives us an inherent advantage over single-brand insurance providers with respect to conversion and bind rates for consumers.

Competition for insurance provider advertising and marketing spend

We compete for insurance providers’ advertising and marketing spend with other internet sites, performance marketers and online marketing service providers. We also compete with offline media, such as television, radio and direct mail. We believe we compete favorably on the basis of the scale and quality of our consumer referrals, our seamless handoff capability, our ability to align consumers with our providers’ preferences and business strategies and the targeting capabilities of our platform.

Culture and Employees

Our company culture is data-driven, entrepreneurial, diverse, innovative and capital efficient. We are focused on delivering superb results for our consumers, insurance providers and partners. As of February 28, 2018, we had more than 220 employees, the majority of which are based in Cambridge, Massachusetts, with more than 125 data scientists, analysts and engineers, along with more than 60 employees in sales, sales operations and customer support.

Data is at the core of our culture. Our data scientists have access to operational data and metrics about our business through our proprietary internal business data management system, known as Goat. Decisions we make as a company, from marketing and sales to product and engineering, are expected to be A/B tested and data-driven. We emphasize original thought and testing over opinion and reward the commitment, excellence and achievement of our collective team. We believe this has yielded an innovative approach that delivers results, efficiency and benefits for consumers and providers in our marketplace.

Regulation

Our business operates in a heavily regulated industry. Various aspects of our business are, may become, or may be viewed by regulators from time to time as subject, directly or indirectly, to U.S. federal, state and foreign laws and regulations. We are affected by laws and regulations that apply to businesses in general and the insurance industry, as well as to businesses operating on the internet and through mobile applications. This includes a continually expanding and evolving range of laws, regulations and standards that address financial services, information security, data protection, privacy and data collection, among other things. We are also subject to laws governing marketing and advertising activities conducted by telephone, email, mobile devices and the Internet, including the Telephone Consumer Protection Act, the Telemarketing Sales Rule, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 and similar state laws. In addition, we are a licensed insurance producer in most U.S. states. Insurance is highly regulated by the states in which we do business, and we are required to comply with and maintain various licenses and approvals.

Because the laws and regulations governing insurance, financial services, privacy, data security and marketing are constantly evolving and striving to keep pace with innovations in technology and media, it is possible that we may need to materially alter the way we conduct some parts of our business activities or be prohibited from conducting such activities altogether at some point in the future.

Intellectual Property

We seek to protect our intellectual property through a combination of patent protection, copyrights, trademarks, service marks, domain names, trade secret laws, confidentiality procedures and contractual restrictions.

As of February 28, 2018, we had two pending U.S. patent applications, including one provisional patent application. We intend to pursue additional patent protection to the extent we believe it would be beneficial to our competitive position.

We have a number of registered and unregistered trademarks. We own federal registrations for trademarks including EVERQUOTE and EVERDRIVE, as well as multiple pending applications. We will pursue additional trademark registrations to the extent we believe doing so would be beneficial to our competitive position.

We are the registered holder of a variety of domestic and international domain names that include “EverQuote” and similar variations.

In addition to relying on the protection provided by these intellectual property rights, we enter into confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners. Our employees and contractors are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both our general and specific terms of use on our website.

Facilities

Our principal executive offices are located in Cambridge, Massachusetts, where we lease approximately 25,000 square feet of space pursuant to a lease that expires in September 2024, of which we have sublet 7,735 square feet until June 2018. Upon the expiration of this sublease, we intend to occupy the space.

Additional executive and administrative offices and our call center are located in Woburn, Massachusetts, where we lease approximately 6,000 square feet of space pursuant to a lease that expires January 2022.

We believe that our current facilities are adequate to meet our immediate needs.

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Regardless of the outcome, litigation can have a material adverse effect on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of February 28, 2018:

Name	Age	Position
Seth Birnbaum	44	President, Chief Executive Officer and Director
Tomas Revesz	44	Chief Technology Officer
John Wagner	44	Chief Financial Officer and Treasurer
Jayme Mendal	32	Chief Revenue Officer
David Mason	42	General Counsel and Secretary
Eugene Suzuki	43	Chief Information Officer
Darryl Auguste	30	Senior Vice President, Analytics and Online Marketing
Shimrit Markette	34	Senior Vice President, People Operations
David Blundin	51	Chairman of the Board of Directors
Sanju Bansal	52	Director
John Lunny	52	Director
Mira Wilczek	36	Director

Seth Birnbaum, one of our co-founders, has served as our president, chief executive officer and a member of our board of directors since September 2010. Previously, Mr. Birnbaum co-founded Digital Guardian, Inc., a data security company, in 2003, where he served as a member of the board of directors and as chief executive officer until October 2010. In 1996, he co-founded NeoGenesis Pharmaceuticals, Inc., where he served as vice president of systems engineering until 2003. Mr. Birnbaum holds an S.B. degree in mechanical engineering from the Massachusetts Institute of Technology. We believe that Mr. Birnbaum is qualified to serve on our board of directors due to his experience in leading emerging technology companies, his extensive knowledge of our company and the industry in which we compete, and his vision and leadership as a co-founder and as our president and chief executive officer.

Tomas Revesz, one of our co-founders, has served as our chief technology officer since September 2010. Previously, Mr. Revesz co-founded Digital Guardian, Inc., a data security company, in 2003, where he served as executive vice president of global services until September 2010. Prior to that, he served as vice president of information systems at NeoGenesis Pharmaceuticals, Inc. from 1998 to 2003. Mr. Revesz studied electrical engineering and management science at the Massachusetts Institute of Technology.

John Wagner has served as our chief financial officer and treasurer since April 2014. Previously, Mr. Wagner served as chief financial officer of NuoDB, Inc., a database company, from 2012 to 2014. Prior to that, Mr. Wagner served as the vice president of finance at Carbonite, Inc., an online backup company, from 2011 to 2012, as corporate controller at Constant Contact, Inc. an email marketing company, from 2006 to 2011 and as vice president of finance and chief financial officer at Salesnet, Inc., a sales software company, from 2003 to 2006. Mr. Wagner holds a B.B.A. degree in accounting from the University of Massachusetts, Amherst and an M.B.A. degree from Boston University. He is also a licensed Certified Public Accountant in Massachusetts.

Jayme Mendal has served as our chief revenue officer since September 2017. Mr. Mendal previously served as the vice president of sales and marketing at PowerAdvocate, Inc., an energy intelligence company, from May 2017 to September 2017. Prior to that, Mr. Mendal served in multiple positions at PowerAdvocate, Inc., including manager of corporate strategy from August 2013 to August 2014, director of corporate strategy and marketing from August 2014 to December 2015 and senior director of sales and marketing from June 2015 to May 2017. From August 2007 to July 2010, he was a management consultant within the growth strategy division of Monitor Deloitte (formerly Monitor Group). Mr. Mendal holds a B.S. degree in finance and economics from Washington University in St. Louis and an M.B.A. degree from Harvard Business School.

David Mason has served as our general counsel and secretary since February 2014. Previously, Mr. Mason served as deputy general counsel at KAYAK Software Corporation, a leading travel metasearch site, from October 2011 to January 2014. From October 2006 to October 2011, he was an associate in the mergers, acquisitions and securities group at Bingham McCutchen, LLP (now Morgan, Lewis & Bockius LLP). Mr. Mason has also served as an adjunct professor at Boston College Law School since 2006. He holds a B.B.A. degree from the University of Massachusetts, Amherst and a J.D. degree from Boston College Law School.

Eugene Suzuki has served as our chief information officer since November 2015 and previously served as our vice president of technology operations beginning in January 2012. Previously, Mr. Suzuki was the vice president of technology solutions at Digital Guardian, Inc. from 2005 to 2011. Mr. Suzuki holds a B.S. degree in Electrical and Computer Engineering from the Worcester Polytechnic Institute. Mr. Suzuki is also a Certified Information Systems Security Professional.

Darryl Auguste has served as our senior vice president of analytics and online marketing since December 2014 and previously served as our vice president, consumer analytics beginning in February 2013. From 2011 to 2012, Mr. Auguste worked at Cogo Labs, Inc., a startup incubator, ultimately serving as director of analytics, email marketing. Mr. Auguste holds a B.A. degree in economics and mathematics from Yale University.

Shimrit Markette has served as our senior vice president of people operations since March 2018. She served as vice president of talent acquisition and development and vice president of people operations from July 2015 to November 2017 and director of talent acquisition from January 2014 to June 2015. Prior to joining EverQuote, Ms. Markette was the assistant director of career services at Tufts University from July 2011 to January 2014. Ms. Markette holds a B.A. degree in history from Middlebury College and a master of education from the Harvard University Graduate School of Education.

David Blundin, one of our co-founders, has served as chairman of our board of directors since August 2008. Mr. Blundin is the founder of Link Ventures, where he has served as managing partner since January 2006. He is also the co-founder of Vestigo Ventures LLC, a venture capital firm, where he has served as managing partner since January 2016. Previously, Mr. Blundin was the chairman of Autotegrity, Inc., a data analytics and online marketing company that he co-founded, from 2008 until its sale to ADP in 2011, and chief technologist at Vignette Corporation, a content management and delivery company, from 2000 to 2002. Prior to Vignette, he co-founded DataSage, Inc., a software company, and served as its chief executive officer and chairman from 1996 to 2000. Mr. Blundin holds an S.B. degree in computer science from the Massachusetts Institute of Technology. We believe that Mr. Blundin is qualified to serve on our board of directors because of his extensive experience as a director of technology companies and deep knowledge of our company.

Sanju Bansal has served as a member of our board of directors since May 2014. Mr. Bansal has served as chief executive officer of Hunch Analytics, LLC, a data analytics company that he founded, since November 2013. Previously, Mr. Bansal served in various executive leadership positions and as a director of MicroStrategy Incorporated, a worldwide provider of business intelligence software, including as executive vice president from 1993 to 2013 and chief operating officer from 1993 to 2012. Mr. Bansal also served as a member of MicroStrategy’s board of directors from 1993 to 2013, including as vice chairman from November 2000 to November 2013. Mr. Bansal has served as a director of CSRA Inc., an information technology services company specializing in national security, since November 2015. Mr. Bansal served as a director of The Advisory Board Company from 2009 until the company’s sale in November 2017. Mr. Bansal holds an S.B. degree in electrical engineering from the Massachusetts Institute of Technology and an M.S. degree in computer science from The Johns Hopkins University. We believe that Mr. Bansal is qualified to serve on our board of directors because of his deep background in consulting and information and systems technology, his leadership experience as a senior executive of a public company, his corporate governance experience from serving as a member of public company boards of directors, and his extensive knowledge of relevant technologies.

John Lunny has served as a member of our board of directors since June 2014. Mr. Lunny co-founded Vestmark, Inc., a wealth-management SaaS technology company, and has served as its chief executive officer since 2008 and served as its president and chief operating officer from 2003 to 2008. Prior to co-founding Vestmark, Mr. Lunny co-founded DataSage, Inc., an enterprise data analytics software company, and served as its vice president of engineering from 1996 to 2001 leading to its acquisition by Vignette Corporation. Following the acquisition, Mr. Lunny served as senior director of engineering at Vignette Corporation from 2001 to 2003. Mr. Lunny holds an S.B. degree in computer science from the Massachusetts Institute of Technology. We believe that Mr. Lunny is qualified to serve on our board of directors because of his experience as an executive in the technology industry.

Mira Wilczek has served as a member of our board of directors since February 2017. Ms. Wilczek has been a senior partner at Link Ventures, a venture capital firm, since June 2015. She has served as president and chief executive officer of Cogo Labs, Inc., a startup incubator, since October 2016 and was entrepreneur in residence at Cogo Labs from December 2013 until February 2017. Prior to joining Link, Mira founded Red Panda Security, a research consultancy specializing in mobile behavioral analytics, and served as its chief executive officer from 2012 to 2013. From 2009 to 2012, she served as director of business development at Lyric Semiconductor, a fabless semiconductor company. Ms. Wilczek holds an S.B. degree in electrical engineering and computer science and an M.B.A. degree from the Massachusetts Institute of Technology. We believe that Ms. Wilczek is qualified to serve on our board of directors because of her investment and operations experience in the technology industry.

There are no family relationships among any of our directors or executive officers.

Composition of the Board of Directors

Our board of directors currently consists of five members. The current members of our board of directors were elected pursuant to a voting agreement among certain of our preferred and common stockholders. Upon the closing of this offering, such voting agreement will terminate and the terms of a new voting agreement will govern. Under the new voting agreement, which we refer to as the Link voting agreement, each of Seth Birnbaum, Tomas Revesz, John Wagner, Jayme Mendal, David Mason and Darryl Auguste, along with certain other stockholders, agree to vote on all matters presented to our stockholders all voting capital stock held by him in the manner directed by Link Ventures, LLLP. Upon the closing of this offering, the Link voting agreement will be the only agreement containing contractual obligations regarding the election of our directors.

Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. In accordance with the terms of our restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the closing of this offering, the authorized number of directors may be changed only by our board of directors. Upon the closing of this offering until such date on which the votes applicable to the Class A common stock and Class B common stock controlled by Link Ventures represent less than a majority of the aggregate votes applicable to all shares of the outstanding Class A common stock and Class B common stock, which date we refer to as the threshold date, our directors may be removed by the affirmative vote of the holders of a majority of the voting power of all shares that stockholders would be entitled to vote for the election of directors. From and after the threshold date, our directors may be removed by stockholders only for cause by the affirmative vote of the holders of shares representing a majority of the voting power of all shares that stockholders would be entitled to vote for the election of directors. Upon the closing of this offering until the threshold date, any vacancies in the board of directors may be filled by the affirmative vote of the holders of a majority of the voting power of all shares that stockholders would be entitled to vote in for the election of directors. From and after the threshold date, any vacancies in the board of directors may be filled only by our board of directors.

Director Independence

Under the rules of the New York Stock Exchange, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of its initial public offering. In addition, the rules of the New York Stock Exchange require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of the New York Stock Exchange, a director will only qualify as “independent” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that such person is “independent” as defined under New York Stock Exchange and SEC rules.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

Following this offering, we will qualify as a “controlled company” as that term is set forth in the New York Stock Exchange listing rules. Under the New York Stock Exchange listing rules, we may elect not to comply with certain corporate governance requirements, including: (1) the requirement that a majority of our board of directors consist of independent directors, (2) the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We intend to initially avail ourselves of certain of these exemptions and, for so long as we qualify as a “controlled company,” we will maintain the option to utilize from time to time some or all of these exemptions. For example, upon the closing of this offering, only                  members of our board of directors have been determined to be independent, and we will not have a compensation committee or a nominating and corporate governance committee. Even as a “controlled company,” we must comply with the rules applicable to audit committees set forth in the New York Stock Exchange listing rules. The phase-in periods with respect to director independence under the New York Stock Exchange Listing Rules allow us to have only one independent member on the audit committee upon the listing date of our Class A common stock, a majority of independent members on our audit committee within 90 days of the listing date and a fully independent committee within one year of the listing date.

In addition, to the extent we elect not to rely on applicable exemptions from corporate governance requirements available to us as a “controlled company”, we also intend to rely on the phase-in provisions of the New York Stock Exchange rules with respect to the requirements that we have a majority of independent directors on our board of directors and compensation and nominating and corporate governance committees that are composed entirely of independent directors. Under these phase-in provisions, a majority of the members of our board of directors must be independent within one year of the date of this offering, and our compensation and nominating and corporate governance committees must each have one independent member at the time of this offering, a majority of independent members within 90 days of the date of this offering and all independent members within one year of the date of this offering.

In                 2018, our board of directors undertook a review of the composition of our board of directors, the audit committee and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of                 and                 is “independent” as defined under the rules of the New York Stock Exchange. Our board of directors also determined that                 ,                 and                 , who comprise our audit committee, satisfy the independence standards for the committee established by the Securities and Exchange Commission and the rules of the New York Stock Exchange, as applicable. In making such determinations, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director and any institutional stockholder with which he or she is affiliated.

Board Leadership Structure

Our corporate governance guidelines provide that the roles of chairman of the board and chief executive officer may be separated or combined. Our board of directors has considered its leadership structure and determined that at this time the roles of chairman of the board and chief executive officer should be separate. Separating the chairman and the chief executive officer positions allows our chief executive officer to focus on running the business, while allowing the chairman of our board of directors to lead the board in its fundamental role of providing advice to and oversight of management. Mr. Blundin has been an integral part of the leadership of our company and our board of directors since August 2008, and his strategic vision has guided our growth and performance. Our board of directors believes that Mr. Blundin is best situated to focus the board of director’s attention and efforts on critical matters. Mr. Birnbaum has served as our president and chief executive officer and as a director since September 2010. Our board of directors believes that the board’s leadership structure is appropriate because it strikes an effective balance between independent oversight and management participation in the board process.

Board Committees

Our board of directors has established an audit committee, which operates under a charter that has been approved by our board of directors. Following this offering, a copy of the audit committee’s charter will be posted on the corporate governance section of our website, www.everquote.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

Audit Committee

The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures, and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

The members of our audit committee are                 ,                 and                 . Our board of directors has determined that                  is an “audit committee financial expert” as defined by applicable SEC rules.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or a committee of our board of directors.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics, which will become effective upon the closing of this offering, that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, we will post a current copy of the code on our website, www.everquote.com. In addition, we intend to post on our website all disclosures that are required by law or New York Stock Exchange listing rules concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total compensation paid to our chief executive officer and each of our two other most highly compensated executive officers for the year ended December 31, 2017. We refer to these individuals as our “named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option awards ($)(1)	All other compensation ($)		Total ($)
Seth Birnbaum	2017	250,000	—		—	1,000	(2)	251,000
President and Chief Executive Officer
Jayme Mendal	2017	65,909	64,200	(3)	870,645	1,667	(4)	1,002,421
Chief Revenue Officer
David Mason	2017	295,833	—		—	4,500	(4)	300,333
General Counsel and Secretary

(1)	The amounts reported represent the aggregate grant-date fair value of the stock and option grants awarded to the named executive officer in the fiscal year ended December 31, 2017, calculated in accordance with FASB ASC Topic 718. Such grant-date fair values do not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant-date fair value of the sale of the equity awards reported in this column are set forth in Note 2 of our financial statements appearing at the end of this prospectus. The amounts reported in this column reflect the accounting cost for these equity awards and do not correspond to the actual economic value that may be received by the named executive officers in connection therewith.
(2)	Consists of $1,000 paid to Mr. Birnbaum in connection with Mr. Birnbaum’s participation in EverQuote marketing materials.
(3)	Consists of a $25,000 discretionary cash bonus granted with respect to 2017 performance and a $39,200 sign-on bonus paid to Mr. Mendal in connection with his hiring in 2017.
(4)	Consists of matching 401(k) contributions.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding stock awards held as of December 31, 2017 by our named executive officers.

Name	Grant Date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(1)
Seth Birnbaum	1/11/2016	(2)	3,916	26,112	$55.05	1/10/2026
Jayme Mendal	10/18/2017	(3)		33,360	$55.70	10/18/2027
David Mason	4/2/2014	(4)	10,212	867	$12.85	4/1/2024
	1/11/2016	(5)	833	1,667	$55.05	1/10/2026
	10/4/2016	(6)					12,000

(1)	Based on an assumed market price of $ (the midpoint of the price range set forth on the cover page of this prospectus).

(2)	The shares of our Class B common stock subject to this option are scheduled to vest in equal monthly installments over six years commencing on the last day of the first full calendar month immediately following November 1, 2015, subject to continued service with us through each applicable vesting date.
(3)	One-fourth (1/4) of the shares of our Class B common stock subject to this option are scheduled to vest on September 30, 2018, and the balance is scheduled to vest in 36 equal monthly installments thereafter, subject to continued service with us through each applicable vesting date. Upon a sale event, as defined in our 2008 Stock Incentive Plan, 50% of the then unvested shares shall immediately vest. If prior to September 4, 2018, we close a Series C financing or if there is a sale event, this stock option award shall instead vest in 48 equal monthly installments, with the first installment vesting on October 31, 2017.
(4)	One-fourth (1/4) of the shares of our Class B common stock subject to this incentive stock option award vested on February 28, 2015, and the balance is scheduled to vest in 36 equal monthly installments thereafter, subject to continued service with us through each applicable vesting date. All shares subject to this option award shall immediately accelerate and vest in full if (A) within 12 months following a sale event, as defined in our 2008 Stock Incentive Plan, Mr. Mason is terminated by us without cause or by Mr. Mason for good reason (each as defined in Mr. Mason’s employment agreement) or there is a material diminution of Mr. Mason’s position, duties, authority or responsibilities or (B) such termination or diminution occurs within 90 days prior to such sale event.
(5)	The shares of our Class B common stock subject to this option are scheduled to vest in equal monthly installments over six years commencing on the last day of the first full calendar month immediately following December 1, 2015, subject to continued service with us through each applicable vesting date.
(6)	These restricted stock units will start to vest upon the consummation of either a sale event or an initial public offering of our common stock, if such event occurs prior to February 28, 2026. Upon (i) the consummation of a sale event, as defined in our 2008 Stock Incentive Plan, or (ii) the later of (x) six months following an initial public offering of our common stock or (y) such period of time following an initial public offering of our common stock that the shares are not subject to a lock-up, these restricted stock units will vest as to an amount equal to 12,000 multiplied by a fraction, the numerator of which is the number of full months since February 3, 2018 that Mr. Mason has provided services to us and the denominator of which is 48, and the balance of these restricted stock units will vest in equal monthly installments thereafter such that 100% of the restricted stock units will vest as of January 31, 2022, subject to continued service with us through each applicable vesting date. Additionally, these restricted stock units will accelerate and vest in full if (A) within 12 months following a sale event, as defined in our 2008 Stock Incentive Plan, Mr. Mason is terminated by us without cause or by Mr. Mason for good reason, each as defined in Mr. Mason’s employment agreement, or there is a material diminution of Mr. Mason’s position, duties, authority or responsibilities or (B) such termination or diminution occurs within 6 months prior to such sale event.

Employment Offer Letters and Agreements

Seth Birnbaum

On August 27, 2010, we entered into an offer letter with Seth Birnbaum, who currently serves as our president and chief executive officer. The offer letter provides for Mr. Birnbaum’s at-will employment, beginning August 27, 2010, and sets forth his initial annual base salary, an initial sign-on bonus of $6,250, target bonus and initial option grants, as well as his eligibility to participate in our benefit plans generally. Mr. Birnbaum’s current annual base salary is $250,000. Mr. Birnbaum is subject to our standard Employee Agreement Regarding Inventions, Confidentiality and Non-Competition pursuant to which Mr. Birnbaum is subject to covenants for confidentiality in perpetuity, non-solicitation of employees and customers for 24 months post-termination and non-competition for 18 months post-termination.

Jayme Mendal

On July 31, 2017, we entered into an offer letter with Jayme Mendal, who currently serves as our chief revenue officer. The offer letter provides for Mr. Mendal’s at-will employment, beginning September 4, 2017, and sets forth his initial annual base salary, an initial sign-on bonus of $39,200, target bonus and initial option grants, as well as his eligibility to participate in our benefit plans generally. Mr. Mendal’s current annual base salary is $200,000, and he is eligible to receive a discretionary cash annual bonus of up to $200,000 based on the achievement of agreed upon targets. Mr. Mendal was granted an initial option grant under our 2008 Stock Incentive Plan to purchase an aggregate of 33,360 shares of our Class B common stock. The option vests with respect to 25% of the shares on the one-year anniversary of the date of grant and 1/48th of the shares each month thereafter, subject to Mr. Mendal’s continued service with us on each applicable vesting date. Upon a sale event, as defined in the 2008 Stock Incentive Plan, 50% of Mr. Mendal’s then unvested shares shall immediately vest. In addition, if prior to September 4, 2018, we close a Series C financing or if there is a sale event, Mr. Mendal’s stock options shall be treated as having vested monthly commencing as of the first month following his date of hire, in lieu of being subject to vesting as to 25% of the shares as of the one-year anniversary of the date of grant. Mr. Mendal is subject to our standard Employee Agreement Regarding Inventions, Confidentiality and Non-Competition pursuant to which Mr. Mendal is subject to covenants for confidentiality in perpetuity, non-solicitation of employees and customers for 24 months post-termination and non-competition for 18 months post-termination.

David Mason

On February 3, 2014, we entered into an employment agreement with David Mason, who currently serves as our general counsel and secretary. The employment agreement provides for Mr. Mason’s at-will employment, beginning February 3, 2014, and sets forth his initial annual base salary as well as his eligibility to participate in our benefit plans generally. Mr. Mason’s current annual base salary is $300,000. Mr. Mason is subject to an employee non-disclosure, non-solicitation and invention assignment agreement. In the event that Mr. Mason’s employment with us is terminated without cause or he resigns for good reason, each as defined in his employment agreement, then, subject to and contingent upon Mr. Mason’s execution, delivery and non-revocation (if applicable) of a general release in a form satisfactory to us within 60 days after the termination date, Mr. Mason shall be entitled to receive, among other things, (i) payments equal to his annual base salary, payable in accordance with our normal payroll practices, over the 12 months following his termination date, (ii) acceleration of unvested equity pursuant to the terms of Mr. Mason’s stock option agreements or other equity award agreements and (iii) continuation of welfare benefit plans for 12 months following his termination date.

Retirement Benefits

We maintain a retirement plan for the benefit of our employees, including our named executive officers. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). The 401(k) plan provides that each participant may contribute up to an annual statutory limit. Participants who are at least 50 years old can also contribute additional amounts based on statutory limits for “catch-up” contributions. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee as directed by participants.

Employee Benefits and Perquisites

Our named executive officers are eligible to participate in our health and welfare plans to the same extent as all full-time employees. In addition, we pay a retainer for a dedicated company car and driver to be used for business purposes, which, subject to availability, may be used by our executive officers for personal use.

Director Compensation

We did not pay any compensation to our non-employee directors for the year ended December 31, 2017. Since inception, the only compensation paid by us to our non-employee directors was a nonstatutory stock option for the purchase of 2,500 shares of common stock granted to John Lunny on August 11, 2014 and 2,500 shares of common stock granted to Sanju Bansal on August 11, 2014. We have a policy of reimbursing our directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

As of December 31, 2017, Seth Birnbaum held 72,388 shares of our Class B common stock, options for the purchase of up to 30,028 shares of our Class B common stock and no restricted stock units; Sanju Bansal held 23,207 shares of our Class B common stock, 25,206 shares of our Series B preferred stock, options for the purchase of up to 2,500 shares of our Class B common stock and no restricted stock units; and John Lunny held options for the purchase of up to 2,500 shares of our Class B common stock and no restricted stock units. As of the same date, David Blundin and Mira Wilczek held no shares of our capital stock, no stock options for the purchase of our capital stock and no restricted stock units.

In                 2018, we approved a non-employee director compensation program to become effective upon the closing of this offering. Under this program, non-employee directors will receive the cash compensation set forth below, and equity awards of                 on                 , beginning on                 . Each such equity award will vest                 . In addition, new non-employee directors will also be eligible for an initial equity award having an aggregate fair market value of $             on the date of grant, to be granted at                 . Such equity award will vest                 .

Following the closing of this offering, each non-employee director will be eligible to receive compensation for his or her service on our board of directors or the audit committee of our board of directors, consisting of annual cash retainers paid quarterly in arrears, as follows:

Position	Retainer
Board member	$
Audit committee chair
Audit committee member

Stock Option and Other Compensation Plans

Prior to this offering, we granted awards under our Amended and Restated 2008 Stock Incentive Plan, which as amended to date, we refer to as the 2008 Stock Incentive Plan. Following the completion of this offering, we expect to grant awards under our 2018 Equity Incentive Plan.

2008 Stock Incentive Plan

We initially adopted the 2008 Stock Incentive Plan in October 2008. Our board of directors subsequently approved an amendment and restatement of the 2008 Stock Incentive Plan in October 2016. Following the effectiveness of our Second Amended and Restated Certificate of Incorporation in September 2017, outstanding options to purchase our common stock were automatically converted into options to purchase an equal number of shares of our Class B common stock with no change in the applicable exercise price, vesting schedule or term, and shares of our common stock issuable upon vesting of outstanding restricted stock units automatically converted into Class B common stock upon vesting. As a result, the 2008 Stock Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock units and shares, restricted or otherwise, of our Class A and Class B common stock. Our employees, officers, directors, consultants and other individuals who provide services to us are eligible to receive awards under the 2008 Stock Incentive Plan; however, incentive stock options may only be granted to our employees. Subject to adjustment as provided below, a maximum aggregate of 1,055,089 shares of our Class A and Class B common stock are authorized for issuance under the 2008 Stock Incentive Plan.

The type of awards granted under the 2008 Stock Incentive Plan and the terms of such awards are set forth in the applicable award agreements, provided that pursuant to the 2008 Stock Incentive Plan:

•	Each stock option under the 2008 Stock Incentive Plan must have an exercise price per share of not less than 100% of the fair market value of the share on the date of the grant. However, any incentive stock option granted to a participant who, at the time the option is granted, holds shares representing more than 10% of the combined voting power of all outstanding voting shares must have an exercise price per share of not less than 110% of fair market value per share on the date of the grant.

•	Each restricted stock award under the 2008 Stock Incentive Plan is an offer by us to sell shares of our Class A common stock or Class B common stock, as applicable, subject to restrictions. Our board of directors (or a committee assigned by our board of directors) determines the time or times within which restricted stock may be subject to forfeiture, and all other conditions of any restricted stock award.

•	Each RSU under the 2008 Stock Incentive Plan entitles the participant to whom it is granted to a distribution from us of our Class A common stock or Class B common stock, as applicable, or an amount based on the value of our Class A common stock or Class B common stock, as applicable, upon the vesting or designated period or event following vesting. Distributions may be made in cash, shares or a combination of cash and shares.

Pursuant to the terms of the 2008 Stock Incentive Plan, our board of directors (or a committee assigned by our board of directors) administers the 2008 Stock Incentive Plan. All decisions, interpretations and other actions of our board of directors are final and binding on all persons. In addition, subject to any limitations in the 2008 Stock Incentive Plan, our board of directors selects the recipients of awards and determines:

•	the number of shares of our Class A common stock or Class B common stock covered by options and the dates upon which the options become exercisable;

•	the type of options to be granted;

•	the duration of options, which may not be in excess of ten years (five years in the case of a participant who, at the time the option is granted, holds shares representing more than 10% of the combined voting power of all outstanding voting shares);

•	the exercise price of options, which must be at least equal to the fair market value of our Class A common stock or Class B common stock, as applicable, on the date of grant;

•	whether and under what circumstances an option may be exercised without a payment of cash;

•	whether, to what extent and under what circumstances shares and other amounts payable with respect to an award may be deferred either automatically or at the election of the participant; and

•	the number of shares of our Class A common stock and the number of shares of our Class B common stock subject to, and the terms of, any restricted stock awards or restricted stock units, and the terms and conditions of such awards, including conditions for forfeiture or repurchase, issue price and repurchase price.

Our board of directors has the authority to adopt, amend and repeal such administrative rules, guidelines and practices governing the 2008 Stock Incentive Plan as it, from time to time, deems advisable.

Effect of Certain Changes in Capitalization. Pursuant to the 2008 Stock Incentive Plan, in the event of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in our Class A common stock or Class B common stock, the outstanding shares of Class A common stock or Class B common stock, as applicable, are increased or decreased or are exchanged for a different number or kind of shares or other securities of our company, or additional shares or new or different shares or other securities of our company or other non-cash assets are distributed with respect to such shares of Class A common stock or Class B common stock, as applicable, or other securities or, if, as a result of any merger, consolidation or sale of all or substantially all of the assets of our company, the outstanding shares of Class A common stock or Class B common stock are converted into or exchanged for a different number or kind of securities, our board of directors (or a committee assigned by our board of directors) may make appropriate or proportionate adjustments to each of:

•	the maximum number or kind of shares reserved for issuance under the 2008 Stock Incentive Plan;

•	the maximum number of shares that may be granted in the form of incentive stock options;

•	the maximum number of shares that may be granted under a performance-based award;

•	the maximum number and kind of shares or other securities subject to any then outstanding awards under the 2008 Stock Incentive Plan; and

•	the repurchase price per share subject to each outstanding restricted stock award.

Effect of Certain Corporate Transactions. Upon or in anticipation of a sale event (as defined in the 2008 Stock Incentive Plan), the 2008 Stock Incentive Plan and all outstanding awards under the 2008 Stock Incentive Plan shall terminate upon the effective date of such sale event, unless provision is made otherwise in connection with the sale event in the sole discretion of the parties to the sale event. Upon such termination of the 2008 Stock Incentive Plan, each participant under the 2008 Stock Incentive Plan shall be permitted, within a specified period of time prior to the sale event, to exercise all outstanding vested options held by the participant, including those that will become vested upon the consummation of the sale event. Our board of directors may, in its sole discretion, cancel any award held by a participant affected by the change in control in exchange for cash and/or other substitute consideration with a value equal to (x) the number of shares of Class A common stock or Class B common stock, as applicable, subject to that option, multiplied by (y) the difference, if any, between the fair market value per share of the Class A common stock or Class B common stock, as applicable, on the date of the change in control and the exercise price of that option; provided, that if the fair market value per share of Class A common stock or Class B common stock, as applicable, on the date of the change in control does not exceed the exercise price of any such option, our board of directors may cancel that option without any payment of consideration therefor.

As of February 28, 2018, under the 2008 Stock Incentive Plan, options to purchase 395,532 shares of our Class B common stock were outstanding at a weighted-average exercise price of $35.96 per share, options to purchase 72,615 shares of our Class A common stock were outstanding at a weighted-average exercise price of $56.74 per share, 304,992 shares of Class B common stock had been issued upon the exercise of options and no shares of Class A common stock had been issued upon the exercise of options. In addition, as of February 28, 2018, 30,312 shares of Class B common stock and no shares of Class A common stock were issuable upon the vesting of outstanding restricted stock units, and no restricted stock units had vested. The vesting of all of these restricted stock units is subject, among other things, to the occurrence of a liquidity event, which includes the closing of this offering. If this offering had closed on February 28, 2018, 1,436 of these restricted stock units would have vested immediately, resulting in the issuance of an equal number of shares of our Class B common stock.

No further awards will be made under the 2008 Stock Incentive Plan following the effectiveness of this registration statement of which this prospectus forms a part; however, awards outstanding under the 2008 Stock Incentive Plan will continue to be governed by their existing terms. Our board of directors may amend, suspend or terminate the 2008 Stock Incentive Plan at any time and for any reason, except that any amendment which would adversely affect the rights of a participant with respect to an award requires the consent of such participant and any amendment of the 2008 Stock Incentive Plan that increases the number of shares of our Class B common stock available for issuance under the 2008 Stock Incentive Plan or that materially changes the class of persons who are eligible for the grant of awards is subject to the approval of our stockholders.

2018 Equity Incentive Plan

In                  2018, our board of directors adopted, and we expect our stockholders will approve, the 2018 Equity Incentive Plan, which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The 2018 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units, and other share-based awards.

Upon effectiveness of the 2018 Equity Incentive Plan, the following shares will be reserved for issuance under the 2018 Equity Incentive Plan:

•	shares of Class A common stock;

•	a number of shares of Class A common stock (up to a maximum of shares), equal to the sum of the number of shares of Class B common stock then available for issuance under the 2008 Stock Incentive Plan and the number of shares of Class B common stock subject to outstanding awards under the 2008 Stock Incentive Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right; plus

•	an annual increase in shares of Class A common stock, to be added on the first day of each fiscal year, beginning with the fiscal year ending and continuing until and including the fiscal year ending , equal to the least of (1) shares; (2) % of the sum of the number of shares of Class A common stock, Class B common stock and Class C capital stock outstanding on the first day of such fiscal year; and (3) an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors will be eligible to receive awards under the 2018 Equity Incentive Plan. Incentive stock options, however, may only be granted to our employees.

Pursuant to the terms of the 2018 Equity Incentive Plan, our board of directors (or a committee delegated by our board of directors) will administer the plan and, subject to any limitations in the plan, will select the recipients of awards and determine:

•	the number of shares covered by options and the dates upon which the options become exercisable;

•	the type of options to be granted;

•	the duration of options, which may not be in excess of ten years (under applicable tax law, five years in the case of a participant who, at the time the option is granted, holds shares representing more than 10% of the combined voting power of all outstanding voting shares);

•	the exercise price of options, which must be at least equal to the fair market value of the class of securities subject to the option on the date of grant; provided, however, that under applicable tax law, any incentive stock option granted to a participant who, at the time the option is granted, holds shares representing more than 10% of the combined voting power of all outstanding voting shares must have an exercise price per share of not less than 110% of fair market value per share on the date of the grant; and

•	the number of shares subject to and the terms of any stock appreciation rights, restricted stock awards, restricted stock units or other share-based awards and the terms and conditions of such awards, including conditions for forfeiture, repurchase, issue price and repurchase price (though the measurement price of stock appreciation rights must be at least equal to the fair market value of the class of securities subject to the award on the date of grant and the duration of such awards may not be in excess of ten years).

If our board of directors delegates authority to an executive officer to grant awards under the 2018 Equity Incentive Plan, the executive officer will have the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards (which may include a formula by which the exercise price will be determined), the maximum number of shares subject to awards that such executive officer may make, and the time period in which such awards may be granted.

Effect of Certain Changes in Capitalization. Upon the occurrence of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares of Class A common stock, reclassification of shares of Class A common stock, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of the class of securities subject to the award other than an ordinary cash dividend, our board of directors shall equitably adjust:

•	the number and classes of securities available under the 2018 Equity Incentive Plan;

•	the share counting rules under the 2018 Equity Incentive Plan;

•	the number and class of securities and exercise price per share of each outstanding option;

•	the class of securities, share and per-share provisions, and measurement price of each outstanding stock appreciation right;

•	the class of securities, number of shares subject to, and the repurchase price per share subject to, each outstanding restricted stock award; and

•	the class of securities, share and per-share related provisions and the purchase price, if any, of each restricted stock unit and each other share-based award.

Effect of Certain Corporate Transactions. Upon a merger or other reorganization event (as defined in the 2018 Equity Incentive Plan), our board of directors may, on such terms as our board of directors determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and us), take any one or more of the following actions pursuant to the 2018 Equity Incentive Plan as to some or all outstanding awards, other than restricted stock awards:

•	provide that all outstanding awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or successor corporation (or an affiliate thereof);

•	upon written notice to a participant, provide that all of the participant’s unvested awards will terminate immediately prior to the consummation of such reorganization event and/or provide that all of the participant’s vested but unexercised awards will terminate immediately prior to the consummation of such reorganization event unless exercised by the participant (to the extent then exercisable);

•	provide that outstanding awards shall become exercisable, realizable or deliverable, or restrictions applicable to an award shall lapse, in whole or in part, prior to or upon such reorganization event;

•	in the event of a reorganization event pursuant to which holders of shares of the class of securities subject to the award will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by a participant equal to (1) the number of shares of the class of securities subject to the award subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award; and/or

•	provide that, in connection with a liquidation or dissolution, awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings).

Our board of directors does not need to take the same action with respect to all awards, all awards held by a participant or all awards of the same type.

In the case of certain restricted stock units, no assumption or substitution is permitted, and the restricted stock units will instead be settled in accordance with the terms of the applicable restricted stock unit agreement.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights with respect to outstanding restricted stock awards will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which shares of the class of securities subject to the award are converted or exchanged pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award or any other agreement between the participant and us.

At any time, our board of directors may, in its sole discretion, provide that any award under the 2018 Equity Incentive Plan will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part as the case may be.

Unless our stockholders approve such action, the 2018 Equity Incentive Plan provides that we may not (except as otherwise permitted in connection with a change in capitalization or reorganization event):

•	amend any outstanding stock option or stock appreciation right granted under the 2018 Equity Incentive Plan to provide an exercise or measurement price per share that is lower than the then-current exercise or measurement price per share of such outstanding award;

•	cancel any outstanding option or stock appreciation right (whether or not granted under the 2018 Equity Incentive Plan) and grant in substitution therefor new awards under the 2018 Equity Incentive Plan (other than substitute awards permitted in connection with a merger or consolidation of an entity with us or our acquisition of property or stock of another entity) covering the same or a different number of shares of the class of securities subject to the option and having an exercise or measurement price per share lower than the then-current exercise or measurement price per share of the cancelled award;

•	cancel in exchange for a cash payment any outstanding option or stock appreciation right with an exercise or measurement price per share above the then-current fair market value of the class of securities subject to the option; or

•	take any other action that constitutes a “repricing” within the meaning of New York Stock Exchange rules or rules of any other exchange or marketplace on which shares of Class A common stock are listed or traded.

No award may be granted under the 2018 Equity Incentive Plan on or after the date that is ten years following the effectiveness of the registration statement of which this prospectus forms a part. Our board of directors may amend, suspend or terminate the 2018 Equity Incentive Plan at any time, except that stockholder approval may be required to comply with applicable law or stock market requirements.

Limitation of Liability and Indemnification

Our restated certificate of incorporation, which will become effective upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our restated certificate of incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify each such director or executive officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his service as one of our directors or executive officers.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors. We have agreed that we will be the indemnitor of “first resort,” however, with respect to any claims against these directors for indemnification claims that are indemnifiable by both us and their employers. Accordingly, to the extent that indemnification is permissible under applicable law, we will have full liability for such claims (including for the advancement of any expenses) and we have waived all related rights of contribution, subrogation or other recovery that we might otherwise have against these directors’ employers.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our capital stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

RELATED PERSON TRANSACTIONS

Other than compensation arrangements for our executive officers and directors which are described elsewhere in this prospectus, below we describe transactions since January 1, 2015 to which we were or will be a participant and in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Preferred Stock Financings

Between June and December 2016, we issued and sold an aggregate of 602,786 shares of Series B preferred stock at a purchase price of $59.51 per share (currently convertible into Class B common stock on a one-for-one basis and representing a Class B common stock-equivalent purchase price of $59.51 per share), for an aggregate purchase price of approximately $35.9 million. In December 2016, entities affiliated with Link Ventures bought 34,656 shares of Series B preferred stock for a total sale price of $2.1 million. In September 2016 and October 2016, entities and persons affiliated with Stratim Capital bought 50,411 and 203,326 shares, respectively, of Series B preferred stock for a total sale price of $3.0 million and $12.1 million, respectively. Stratim Capital was not a related party at the time of its initial purchase in September 2016.

Company Repurchases From Executive Officers, Directors and 5% Stockholders

In March 2015, we repurchased shares of common stock from Seth Birnbaum and Tomas Revesz, executive officers of our company, at a purchase price of $30.19 per share. The purchase price was paid by offsetting the principal amounts due under existing promissory notes issued to us by Messrs. Birnbaum and Revesz. The following table summarizes the repurchases:

Stockholder	Shares of Common Stock	Total Sale Price
Seth Birnbaum	50,000	$1,509,500
Tomas Revesz	37,500	1,132,125

Between July 2016 and March 2017, we conducted three separate tender offers and repurchased an aggregate of 492,056 outstanding shares of common stock at a price per share of $55.05. The following table summarizes the repurchases of shares of common stock held by our directors, executive officers and 5% stockholders:

Seller	Shares of Common Stock	Total Sale Price
Seth Birnbaum	27,380	$1,507,269
Tomas Revesz	27,616	1,520,261
John Wagner	11,056	608,633
David Mason	10,795	594,265
Eugene Suzuki	6,223	342,576
Darryl Auguste	5,489	302,169
John Giordano(1)	4,323	237,981
Tom Ellis(1)	8,742	481,247
Jonathan Shapiro(1)	8,742	481,247
Entities affiliated with Link Ventures(2)	299,113	16,466,171

(1)	Former director.

(2)	Consists of 37,770 shares of our common stock repurchased from Cogo Labs, Inc., a wholly owned subsidiary of Link Equity Partners, LLC, which is wholly owned by David Blundin, 163,400 shares of our common stock repurchased from Link Ventures Investment Vehicle II, LLC and 97,943 shares of our common stock repurchased from Link Ventures Investment Vehicle II, LLC.

Loans to Executive Officers

In 2011 and 2012, Seth Birnbaum, an executive officer of our company, borrowed an aggregate total of approximately $1.6 million from us pursuant to various promissory note and security agreements. The indebtedness was collateralized by shares of our common stock held by Mr. Birnbaum. In 2015, Mr. Birnbaum fully repaid all outstanding principal and accrued and unpaid interest relating to these borrowings by making cash payments totaling $117,303 and by offsetting the payments with the proceeds from our March 2015 repurchase of shares of our common stock held by Mr. Birnbaum, as set forth above under “Company Repurchases from Executive Officers, Directors and 5% Stockholders”.

In 2011 and 2012, Tomas Revesz, an executive officer of our company, borrowed an aggregate total of approximately $1.2 million from us pursuant to various promissory note and security agreements. The indebtedness was collateralized by shares of our common stock held by Mr. Revesz. In 2015, Mr. Revesz fully repaid all outstanding principal and accrued and unpaid interest relating to these borrowings by making cash payments totaling $82,203 and by offsetting the payments with the proceeds from our March 2015 repurchase of shares of our common stock held by Mr. Revesz, as set forth above under “Company Repurchases from Executive Officers, Directors and 5% Stockholders”.

In January 2016, we advanced to John Tawadros, our chief operating officer at the time, a bonus payment of $160,000, constituting his target bonus for 2016. We retained the right to recover from Mr. Tawadros any portion of this bonus advance that he did not earn based on his performance in 2016. Mr. Tawadros earned $120,000 of the bonus based on his performance in 2016 and he fully repaid the balance of the bonus advance in March 2017 with a cash payment of $40,000.

Loans from Link Ventures, LLLP

From 2011 to 2014, we borrowed an aggregate of $13.1 million from Link Ventures, LLLP under a series of promissory notes, and we refinanced an aggregate of $7.1 million in principal amount of this indebtedness with Link Ventures, LLLP in 2015 and 2016. We fully repaid all outstanding principal and interest under these loans between 2014 and 2016 though cash payments to Link Ventures, LLLP of $13.4 million in the aggregate.

Agreements with Entities Affiliated with Link Ventures

We are party to various marketing, software licensing, data licensing and services agreements with Cogo Labs, Inc., a wholly owned subsidiary of Link Equity Partners, LLC, Reference Advisor, LLC, a majority owned subsidiary of Link Equity Partners, LLC, and Affiliate Media Network, Inc., Cognius, LLC, Meta42 LLC, Nufit Media, Inc., Jobcase, Inc. (formerly known as Percipio Media) and Tenizen, Inc., all of which are direct or indirect subsidiaries of Link Ventures, LLLP. Pursuant to these agreements, we paid an aggregate of approximately $8.8 million in 2016 and approximately $8.6 million in 2017 to Link Ventures and entities affiliated with Link Ventures.

Registration Rights

We are a party to an investors’ rights agreement, originally entered into in August 2008 and most recently amended and restated in June 2016, with certain holders of our Class B common stock and certain holders of our preferred stock, including entities affiliated with Link Ventures and Stratim Capital. The investors’ rights agreement provides these holders the right, following the closing of this offering, to demand that we file a registration statement or request that their shares be included in a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights. Pursuant to the investors’ rights agreement, we are required to pay all registration expenses and indemnify these holders with respect to each registration of registrable shares that is effected.

Indemnification Agreements

Our restated certificate of incorporation provides that we will indemnify our officers and directors to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with each of our directors and executive officers. See “Limitation of Liability and Indemnification.”

Policies and Procedures for Related Person Transactions

We expect that our board of directors will adopt written policies and procedures, which will become effective upon the closing of this offering, for the review of any transaction, arrangement or relationship in which our company is a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our general counsel. The policy will call for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the audit committee of our board of directors. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy will also permit the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between audit committee meetings, subject to ratification by the audit committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in or is not inconsistent with our company’s best interests. The audit committee may impose any conditions on the related person transaction that it deems appropriate.

Pursuant to the SEC’s related person transaction disclosure rule, the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, will not be related person transactions for purposes of the policy:

•	interests arising only from the related person’s position as a director of another corporation or organization that is a party to the transaction;

•	interests arising only from the direct or indirect ownership by the related person and all other related persons in the aggregate of less than a 10% equity interest (other than a general partnership interest) in another entity which is a party to the transaction;

•	interests arising solely from the ownership of a class of our equity securities if all holders of that class of equity securities receive the same benefit on a pro rata basis;

•	compensation arrangements with executive officers if the compensation has been approved by the board of directors;

•	compensation for services as a director of our company if such compensation will be publicly reported pursuant to SEC rules;

•	interests arising solely from indebtedness of a 5% stockholder or an immediate family member of a 5% stockholder;

•	a transaction where the rates or charges involved in the transaction are determined by competitive bids;

•	a transaction that involves the rendering of services as a common or contract carrier or public utility at rates or charges fixed in conformity with law or governmental authority; and

•	a transaction that involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

In addition, we expect that our board of directors will determine that transactions that are specifically contemplated by our corporate charter or bylaws are not related person transactions for purposes of the policy. We expect that the policy will provide that transactions involving compensation of executive officers shall be reviewed and approved by our board of directors in the manner specified in its charter.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our capital stock, as of February 28, 2018, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Class A common stock or Class B common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

The number of shares beneficially owned by each stockholder is determined under rules of the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of Class B common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days after February 28, 2018 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 3,000 shares of Class A common stock outstanding as of February 28, 2018 and 2,659,798 shares of Class B common stock outstanding as of February 28, 2018 (assuming the automatic conversion of all outstanding shares of preferred stock into an aggregate of 1,574,508 shares of Class B common stock upon the completion of this offering). We have based our calculation of the percentage of beneficial ownership after this offering on                  shares of Class A common stock and              shares of Class B common stock (assuming the automatic conversion of all outstanding shares of preferred stock into an aggregate of 1,574,508 shares of Class B common stock upon the completion of this offering and the automatic conversion of              shares of Class B common stock into an equivalent number of shares of Class A common stock upon their sale by the selling stockholders at the closing of this offering) outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase up to an                  additional                  shares of our Class A common stock from us and an additional                  shares of our Class A common stock from the selling stockholders.

Unless otherwise indicated, the address of all listed stockholders is c/o EverQuote, Inc., 210 Broadway, Cambridge, MA 02139. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares Beneficially Owned Prior to Offering				% of Total Voting Power Prior to Offering	Number of Shares Offered	Shares Beneficially Owned After Offering				% of Total Voting Power After Offering
	Class A		Class B				Class A		Class B
Name	Number	%	Number	%			Number	%	Number	%
5% Stockholders
Entities and persons affiliated with Link Ventures, LLLP or subject to the Link voting agreement(1)(2)	—	—	1,724,369	64.8	64.8
Entities and persons affiliated with Stratim Capital, LLC(3)	—	—	253,737	9.5	9.5
Christopher H. Blundin	3,000	100	—	—	*
Named Executive Officers and Directors
Seth Birnbaum(4)	—	—	77,971	2.9	2.9
Jayme Mendal	—	—	—	—	—
David Mason(5)	—	—	12,016	*	*
David Blundin(6)	—	—	1,857,434	69.8	69.8
Sanju Bansal(7)	—	—	50,913	1.9	1.9
John Lunny(8)	—	—	2,500	*	*
Mira Wilczek	—	—	—	—	—
All executive officers and directors as a group (12 persons)(9)	—	—	2,150,497	80.8	80.8
Other Selling Stockholders

*	Less than 1%.
(1)	Consists of (i) 838,657 shares of Class B common stock issuable upon the conversion of Series A preferred stock held by Link Ventures Investment Vehicle II, LLC, (ii) 34,656 shares of Class B common stock issuable upon the conversion of Series B preferred stock held by LV2 LP EQ Series B SPV, LLC, (iii) 438,745 shares of Class B common stock held by Link Ventures, LLLP and (iv) 412,311 shares of Class B common stock held by other stockholders who are party to the Link voting agreement, as indicated in footnote 2 below. David Blundin is the managing member of Link Ventures Investment Vehicle II, LLC. David Blundin is also the managing member of Link Equity Partners, LLC, which is the managing member of LV2 EQ SPV Manager, LLC, which is the managing member of LV2 LP EQ Series B SPV, LLC. David Blundin is also the managing member of Link Management, LLC, which is the general partner of Link Ventures, LLLP. As a result of holding these positions, David Blundin may be deemed to hold voting and dispositive power with respect to the shares held by Link Ventures Investment Vehicle II, LLC, LV2 LP EQ Series B SPV, LLC, Link Ventures, LLLP and the parties to the Link voting agreement. Each of the Link Ventures entities and persons mentioned in this footnote disclaims beneficial ownership of the shares, except for those shares held of record by such entity, and except to the extent of their pecuniary interest therein. The address of the entities and persons mentioned in this footnote is One Kendall Square, Building 200 – Suite B2106, Cambridge, Massachusetts 02139.
(2)

Pursuant to the Link voting agreement, David Blundin and John Giordano, or either of them, or their designees, hold an irrevocable proxy over shares of Class A common stock and Class B common stock held by stockholders who are party to the agreement, including certain of our directors, executive officers and holders of more than 5% of our capital stock, as indicated in the footnotes below, and such parties to the

Link voting agreement have agreed, upon the closing of this offering, to vote all shares held by him, her or it in the manner directed by Link Ventures, LLLP.
(3)	Consists of (i) 201,646 shares of Class B common stock issuable upon the conversion of Series B preferred stock held by Stratim Capital Growth Fund II, LLC, (ii) 50,411 shares of Class B common stock issuable upon the conversion of Series B preferred stock held by Stratim Newbury Fund, LLC and (iii) 1,680 shares of Class B common stock issuable upon the conversion of Series B preferred stock held by Zachary Abrams. Zachary Abrams is the managing partner of Stratim Capital, LLC, which is the manager of SCGF, LLC, which is the manager of Stratim Capital Growth Fund II, LLC and the manager of Stratim Newbury Fund, LLC. Zachary Abrams, as the managing partner of Stratim Capital, LLC, may be deemed to share voting and dispositive power with respect to the shares held by Stratim Capital Growth Fund II, LLC and Stratim Newbury Fund, LLC. Each of the Stratim Capital entities and persons mentioned in this footnote disclaims beneficial ownership of the shares, except for those shares held of record by such entity, and except to the extent of their pecuniary interest therein. The address of the entities and persons mentioned in this footnote is 333 Bush Street, Suite 2250, San Francisco, CA 94104.
(4)	Consists of (i) 72,388 shares of Class B common stock and (ii) 5,583 shares of Class B common stock subject to options exercisable within 60 days following February 28, 2018. All such shares and stock options are subject to the Link voting agreement.
(5)	Consists of shares of Class B common stock subject to options exercisable within 60 days following February 28, 2018. All such stock options are subject to the Link voting agreement.
(6)	Consists of (i) 1,724,369 shares held by Link Ventures, affiliates of Link Ventures or subject to the Link voting agreement, as further described in footnote 1, and (ii) 133,065 shares of Class B common stock issuable upon conversion of Series A preferred stock held by Cogo Labs, Inc. Mr. Blundin disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein.
(7)	Consists of (i) 23,207 shares of Class B common stock, (ii) 25,206 shares of Class B common stock issuable upon conversion of Series B preferred stock and (ii) 2,500 shares of Class B common stock subject to options exercisable within 60 days following February 28, 2018. All such shares and stock options are subject to the Link voting agreement.
(8)	Consists of shares of Class B common stock subject to options exercisable within 60 days following February 28, 2018. All such stock options are subject to the Link voting agreement.
(9)	Consists of (i) 186,410 shares of Class B common stock held by our executive officers and directors, (ii) 25,206 shares of Class B common stock issuable upon conversion of Series B preferred stock held by our executive officers and directors, (iii) 81,447 shares of Class B common stock subject to options held by our executive officers and directors exercisable within 60 days following February 28, 2018 and (iv) the shares described in note (6) above.

DESCRIPTION OF CAPITAL STOCK

General

Following the closing of this offering, our authorized capital stock will consist of                 shares of Class A common stock, par value $0.001 per share,                 shares of Class B common stock, par value $0.001 per share, and                 shares of preferred stock, par value $0.001 per share. The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part. The following description of our capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

As of February 28, 2018, assuming the automatic conversion of all outstanding shares of preferred stock into an aggregate of              shares of Class B common stock upon the completion of this offering, there were              shares of Class B common stock outstanding, held by 287 stockholders of record, 3,000 shares of Class A common stock outstanding, held by one stockholder of record, and no shares of preferred stock outstanding.

We are issuing shares of Class A common stock in this offering. The outstanding shares of Class B common stock are held by our executive officers, employees, directors and their affiliates, and certain other stockholders who held our capital stock immediately prior to this offering.

Class A and Class B Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy.”

Voting Rights

Holders of Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders, and holders of Class B common stock are entitled to ten votes for each share of Class B common stock held on all matters submitted to a vote of stockholders. Holders of Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation.

No Preemptive or Similar Rights

Holders of Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of Class A common stock, Class B common and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion

Each outstanding share of Class B common stock is convertible at any time, at the option of the holder thereof, into one share of Class A common stock. Each outstanding share of Class B common stock will convert automatically into one share of Class A common stock upon its transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain exceptions and permitted transfers described in our restated certificate of incorporation, including certain transfers by a stockholder to (1) certain trusts for the benefit of the stockholder or other persons, so long as the stockholder, either alone or with a family member, has sole dispositive power and exclusive voting control over the transferred shares; (2) an individual retirement account or a pension, profit sharing, stock bonus or other type of plan or trust of which the stockholder is a participant or beneficiary, so long as the stockholder, either alone or with a family member, has sole dispositive power and exclusive voting control over the transferred shares, (3) a corporation, partnership or limited liability company in which the stockholder, either alone or with a family member, has sufficient ownership interests or otherwise has legally enforceable rights such that the stockholder, either alone or with a family member, retains sole dispositive power and exclusive voting control over the transferred shares, and (4) any other entity that is a direct or indirect wholly owned subsidiary of the stockholder, a parent of the stockholder, under common control with the stockholder, or was the holder of preferred stock on both the date of transfer and on January 19, 2018. In addition, each outstanding share of Class B common stock held by a stockholder who is a natural person, or held by the permitted transferees of such stockholder, will convert automatically into one share of Class A common stock nine months after the death or incapacity of such stockholder.

The conversion of Class B common stock into Class A common stock, whether voluntary, upon a transfer of Class B common stock or upon the death of a holder of Class B common stock, will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares of Class B common stock.

All outstanding Class B common stock will convert automatically into Class A common stock, on a share-for-share basis, upon the date and time, or occurrence of an event, specified by vote or written consent of the holders of a majority of the voting power of the then outstanding shares of Class B common stock. In addition, all outstanding Class B common stock will convert automatically into Class A common stock, on a share-for-share basis, at such time as the aggregate voting power of all then outstanding shares of Class B common stock represents less than 10% of the aggregate voting power of all then outstanding shares of our capital stock.

Each share of Class B common stock that is converted into Class A common stock will thereupon automatically be retired and not be available for reissuance. If we subsequently wish to issue more shares of Class B common stock than are then authorized for issuance, we would first have to amend our restated certificate of incorporation with the approval of our board of directors and stockholders in accordance with the Delaware General Corporation Law.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of Class A common stock to be issued in this offering will be fully paid and non-assessable.

Preferred Stock

Under the terms of our restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Stock Options

As of February 28, 2018, options to purchase 395,532 shares of Class B common stock were outstanding under the 2008 Stock Incentive Plan at a weighted-average exercise price of $35.96 per share, of which 232,123 shares were vested and exercisable at a weighted-average exercise price of $23.35 per share, and options to purchase 72,615 shares of Class A common stock were outstanding under the 2008 Stock Incentive Plan at a weighted-average exercise price of $56.74 per share, none of which had vested.

Restricted Stock Units

As of February 28, 2018, 30,312 shares of Class B common stock and no shares of Class A common stock were issuable upon the vesting of outstanding restricted stock units, and no restricted stock units had vested. The vesting of all of these restricted stock units is subject, among other things, to the occurrence of a liquidity event, which includes the closing of this offering. If this offering had closed on February 28, 2018, 1,436 of these restricted stock units would have vested immediately, resulting in the issuance of an equal number of shares of our Class B common stock.

Registration Rights

Pursuant to our investors’ rights agreement, certain stockholders have the right, following the closing of this offering, to demand that we file a registration statement or request that their shares be included in a registration statement that we are otherwise filing. We refer to the shares held by holders having rights under this agreement as registrable securities. As of February 28, 2018, the holders of              registrable securities, including shares issuable upon the conversion of all outstanding preferred stock, have rights under this agreement.

Demand Registration Rights

Pursuant to the investors’ rights agreement, until the earlier of three years after the date of the investor’ rights agreement or six months after the effective date of the registration statement for this offering, the holders of at least 50% of the registrable securities with demand registration rights can demand that we file up to two registration statements on Form S-1 registering at least 40% of the registrable securities then outstanding, or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $15 million. As of February 28, 2018, the holders of              registrable securities have demand registration rights. Under specified circumstances, we also have the right to defer filing of a requested registration statement for a period of not more than 30 days, which right may not be exercised more than once during any 12-month period. These registration rights are subject to additional conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights

Pursuant to the investors’ rights agreement, if we are eligible to file a registration statement on Form S-3, the holders of at least 20% of the registrable securities with demand registration rights have the right to demand that we file additional registration statements, including a shelf registration statement, for such holders on Form S-3, if the aggregate anticipated offering price is at least $5 million. These holders can demand up to two such registrations in any 12-month period.

Piggyback Registration Rights

Pursuant to the investors’ rights agreement, if we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit or similar plans, a registration on any form which does not include substantially the same information as would be required to be included in the registration statement of which this prospectus forms a part, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities which are also being registered, the holders of all registrable securities are entitled to receive notice of the registration and to include their registrable securities in such registration. As of February 28, 2018, the holders of              registrable securities will be entitled to notice of this registration and will be entitled to include their registrable securities in the registration statement of which this prospectus forms a part, but we anticipate that such right will be waived prior to consummation of this offering. The underwriters of any underwritten offering will have the right to limit the number of the number of registrable securities that may be included in the registration statement.

Expenses of Registration

We are required to pay all expenses relating to any demand, Form S-3 or piggyback registration, other than the underwriting discount, subject to certain limited exceptions. We will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares requested to be included in such a registration statement, subject to limited exceptions.

Anti-Takeover Provisions

The provisions of Delaware law and of our restated certificate of incorporation and amended and restated bylaws to be effective on the closing of this offering may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, some of which will become effective only from and after the threshold date, may have the effect of discouraging takeover bids, coercive of otherwise. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning shares representing 15% or more of the voting power of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Board of Directors

Our restated certificate of incorporation and our amended and restated bylaws, which will be effective upon the closing of this offering, provides that upon the closing of this offering until the threshold date, our directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of all shares that stockholders would be entitled to vote for the election of directors. From and after the threshold date, our directors may be removed by stockholders only for cause by the affirmative vote of the holders of shares representing a majority of the voting power of all shares that stockholders would be entitled to vote for the election of directors. Upon the closing of this offering until the threshold date, any vacancies in the board of directors may be filled by the affirmative vote of the holders of a majority of the voting power of all shares that stockholders would be entitled to vote for the election of directors. From and after the threshold date, any vacancies in the board of directors may be filled only by our board of directors.

These limitations on the removal of directors and filling of vacancies from and after the threshold date, along with the Link voting agreement, could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Supermajority Voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated certificate of incorporation and our amended and restated bylaws, each of which will be effective upon the closing of this offering, may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast for the election of directors.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our restated certificate of incorporation, which will be effective upon the closing of this offering, provides that, from and after the threshold date, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. Our restated certificate of incorporation and our amended and restated bylaws also provide that, from and after the threshold date, except as otherwise required by law, special meetings of our stockholders can only be called by our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions also could discourage a third party from making a tender offer for our capital stock, because even if it acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Authorized But Unissued Shares

The authorized but unissued shares of our Class A common stock, Class B common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of the New York Stock Exchange. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved capital stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Choice of Forum

Our restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of

Delaware does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee or stockholder of our company to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery, or (4) any action asserting a claim governed by the internal affairs doctrine. Our restated certificate of incorporation further provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Corporate Opportunity

Our restated certificate of incorporation provides that, to the fullest extent permitted by law, we have, on behalf of ourselves, our subsidiaries and our and their respective stockholders, renounced any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be presented to our directors or officers that are not our employees or any of their respective affiliates, partners, principals, directors, officers, members, managers, employees or other representatives, and that no such person has any duty to communicate or offer such business opportunity to us or any of our subsidiaries or shall be liable to us or any of our subsidiaries or any of our or its stockholders for breach of any duty, as a director or officer or otherwise, by reason of the fact that such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us or our subsidiaries, unless, in the case of any such person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of our company.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock will be                 .

New York Stock Exchange

We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “GOAT”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for the Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the Class A common stock. Although we intend to apply to list our Class A common stock on the New York Stock Exchange, we cannot assure you that there will be an active public market for the Class A common stock.

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of Class A common stock and              shares of Class B common stock, assuming (1) the issuance of                  shares of Class A common stock offered in this offering and (2) the automatic conversion of all outstanding shares of preferred stock into an aggregate of              shares of Class B common stock upon the closing of this offering. Of these shares, the                  shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The shares of Class B common stock outstanding upon completion of this offering, and the shares of Class A common stock issued upon conversion of Class B common stock, will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
90 days after the date of this prospectus

In addition, of the 395,532 shares of Class B common stock that were subject to stock options outstanding as of February 28, 2018, options to purchase 232,123 shares of Class B common stock were vested as of February 28, 2018, and the shares issued upon exercise will be eligible for public sale subject to the lock-up agreements and securities laws described below.

Each outstanding share of Class B common stock will convert automatically into one share of Class A common stock upon its public sale or other transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain exceptions and permitted transfers described in our restated certificate of incorporation. See “Description of Capital Stock—Class A and Class B Common Stock—Conversion.”

Lock-Up Agreements

We, the selling stockholders and each of our directors and executive officers and holders of             % of our outstanding capital stock have agreed that, without the prior written consent of J.P. Morgan Securities LLC, as representative for the several underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any other securities convertible into or exercisable or exchangeable for shares of our common stock; or

•	enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securites.

These agreements are subject to certain exceptions, as described in the section of this prospectus entitled “Underwriting.”

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement for this offering, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our capital stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the total number of then-outstanding shares of the class of security sold, which will equal, immediately after this offering, approximately shares of Class A common stock; or

•	the average weekly trading volume in the class of security sold on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the New York Stock Exchange concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement for this offering, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our capital stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of capital stock issued or issuable under the 2008 Stock Incentive Plan and 2018 Equity Incentive Plan. We expect to file the registration statement covering shares offered pursuant to the 2008 Stock Incentive Plan and 2018 Equity Incentive Plan shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144, in each case subject to the lock-up agreements described above.

Registration Rights

Upon the closing of this offering, the holders of              shares of Class B common stock will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement for this offering, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a discussion of material U.S. federal income and estate tax considerations relating to ownership and disposition of our Class A common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner (other than a partnership or other pass-through entity) of our Class A common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons who hold their Class A common stock through partnerships or such other pass-through entities. A partner in a partnership or other pass-through entity that will hold our Class A common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our Class A common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the Internal Revenue Code of 1986, or the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our Class A common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	financial institutions;

•	brokers or dealers in securities;

•	tax-exempt organizations;

•	pension plans, including “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	owners that hold our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment or who have elected to mark securities to market;

•	insurance companies;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	non-U.S. governments; and

•	certain U.S. expatriates.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT, AND IS NOT INTENDED TO BE, LEGAL OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF OUR CLASS A COMMON STOCK.

Distributions

As discussed under “Dividend Policy” above, we do not expect to make cash dividends to holders of our Class A common stock in the foreseeable future. If we make distributions in respect of our Class A common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, subject to the tax treatment described in this section. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to the holder’s tax basis in the Class A common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Our Class A Common Stock.” Any distributions will also be subject to the discussions below under the headings “Information Reporting and Backup Withholding” and “FATCA.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements (generally including provision of a valid IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed in the hands of the non-U.S. holder at the same graduated U.S. federal income tax rates as would apply if such holder were a U.S. person (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is classified as a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our Class A common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the specific methods available to them to satisfy these requirements.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Class A Common Stock

Subject to the discussions below under the headings “Information Reporting and Backup Withholding” and “FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon such non-U.S. holder’s sale, exchange or other disposition of our Class A common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above under the heading “Distributions” may also apply;

•	the non-U.S. holder is a non-resident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S.-source capital losses of the non-U.S. holder, if any; or

•	we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation” unless our Class A common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding Class A common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our Class A common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

U.S. Federal Estate Tax

Shares of our Class A common stock that are owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our Class A common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders generally will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our Class A common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable Form W-8), or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under the heading “Distributions,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our Class A common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or

non-U.S., unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our Class A common stock if paid to a foreign entity unless (1) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (2) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain of its U.S. investors, or (3) the foreign entity is otherwise exempt under FATCA.

Withholding under FATCA generally (1) applies to payments of dividends on our Class A common stock and (2) will apply to payments of gross proceeds from a sale or other disposition of our Class A common stock made after December 31, 2018. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

The preceding discussion of material U.S. federal tax considerations is for informational purposes only. It is not legal or tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local, and non-U.S. tax consequences of purchasing, holding and disposing of our Class A common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

We and the selling stockholders are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We, the selling stockholders and the underwriters named below, have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Total

The underwriters are committed to purchase all the Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $            per share from the initial public offering price. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                 additional shares of Class A common stock from us and up to                 additional shares of Class A common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us and the selling stockholders per share of Class A common stock. The underwriting fee is $            per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per share	Total without option to purchase additional shares exercise	Total with full option to purchase additional shares exercise
Shares sold by EverQuote	$	$	$
Shares sold by the selling stockholders

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, subject to certain exceptions, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers, in whole or part, any of the economic consequences of ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus.

The selling stockholders, our directors and executive officers and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply to have our Class A common stock approved for listing/quotation on the New York Stock Exchange under the symbol “GOAT”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an “Exempt Offer” in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or “Exempt Investors”, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, is based on our own internal estimates and research, industry and general publications and research, and surveys and studies conducted by third parties. Our management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions, which we believe to be reasonable, made by us based on such data, as well as our knowledge of our industry and products. This prospectus contains estimates and other statistical data, including those relating to our industry and the market in which we operate, that we have obtained or derived from industry publications and reports. These industry publications and reports are the property of their respective owners and are protected by applicable copyright law and generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Projections, assumptions and estimates of our future performance and the future performance of the markets or industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or us and contained in this prospectus.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The financial statements as of December 31, 2016 and 2017 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

You may read and copy the registration statement for this offering at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an internet website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement for this offering at the SEC’s internet website.

Upon closing of this offering, we will be subject to the informational and periodic reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent registered public accounting firm. We also maintain a website at www.everquote.com. The information contained in, or which can be accessed through, our website does not constitute a part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of EverQuote, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of EverQuote, Inc. as of December 31, 2017 and 2016, and the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

March 30, 2018

We have served as the Company’s auditor since 2014.

EVERQUOTE, INC.

BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,		Pro Forma December 31, 2017
	2016	2017
			(unaudited)
Assets
Current assets:
Cash	$12,400	$2,363	$
Accounts receivable	12,216	14,694
Prepaid expenses and other current assets	585	593

Total current assets	25,201	17,650
Property and equipment, net	2,362	2,129
Other assets	687	740

Total assets	$28,250	$20,519	$

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$10,422	$11,894	$
Accrued expenses and other current liabilities	1,351	1,775
Deferred revenue	815	986
Current portion of long-term debt, net of discount	1,466	361

Total current liabilities	14,054	15,016
Deferred rent, net of current portion	287	860
Long-term debt, net of current portion	2,625	4,250

Total liabilities	16,966	20,126

Commitments and contingencies (Note 10)
Redeemable convertible preferred stock (Series A, B and B-1), $0.001 par value; 1,867,886 shares authorized at December 31, 2016 and 2017; 1,672,451 and 1,574,508 shares issued and outstanding at December 31, 2016 and 2017, respectively; aggregate liquidation preference of $36,844 at December 31, 2017; no shares issued or outstanding, pro forma at December 31, 2017 (unaudited)	36,942	50,937

Stockholders’ equity (deficit):
Class A common stock, $0.001 par value; no shares and 3,750,595 shares authorized at December 31, 2016 and 2017, respectively; no shares and 3,000 shares issued and outstanding at December 31, 2016 and 2017, respectively; 3,000 shares issued and outstanding, pro forma at December 31, 2017 (unaudited)	—	—
Class B common stock, $0.001 par value; 4,000,000 and 3,445,762 shares authorized at December 31, 2016 and 2017, respectively; 1,106,122 and 1,083,874 shares issued and outstanding at December 31, 2016 and 2017, respectively; shares issued and outstanding pro forma at December 31, 2017 (unaudited)	1	1
Additional paid-in capital	5,509	774
Accumulated deficit	(31,168)	(51,319)

Total stockholders’ equity (deficit)	(25,658)	(50,544)

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$28,250	$20,519	$

The accompanying notes are an integral part of these financial statements.

EVERQUOTE, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2016	2017
Revenue	$122,778		$126,242

Cost and operating expenses:
Cost of revenue	5,888		7,745
Sales and marketing	105,820		109,473
Research and development	6,585		9,194
General and administrative	4,894		4,519

Total cost and operating expenses	123,187		130,931

Loss from operations	(409)		(4,689)
Interest expense	(506)		(382)

Loss before income taxes	(915)		(5,071)
Provision for income taxes	18		—

Net loss and comprehensive loss	(933)		(5,071)
Accretion of redeemable convertible preferred stock to redemption value	(656)		(14,093)

Net loss attributable to common stockholders	$(1,589)		$(19,164)

Net loss per share attributable to common stockholders, basic and diluted	$(1.30)		$(17.47)

Weighted average common shares outstanding, basic and diluted	1,220,734		1,096,735

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)

The accompanying notes are an integral part of these financial statements.

EVERQUOTE, INC.

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

	Series A, B and B-1 Redeemable Convertible Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount
Balances at December 31, 2015	1,265,100	$981	—	$—	1,188,953	$1	$4,852	—	$—	$(12,292)	$(7,439)
Issuance of common stock upon exercise of stock options	—	—	—	—	73,386	—	577	—	—	—	577
Stock-based compensation expense	—	—	—	—	—	—	1,956	—	—	—	1,956
Conversion of Series A redeemable convertible preferred stock to common stock	(195,435)	(195)	—	—	195,435	—	195	—	—	—	195
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $373	602,786	35,500	—	—	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	656	—	—	—	—	(656)	—	—	—	(656)
Repurchase of common stock	—	—	—	—	(351,652)	—	—	351,652	(19,358)	—	(19,358)
Retirement of treasury stock	—	—	—	—	—	—	(1,415)	(351,652)	19,358	(17,943)	—
Net loss	—	—	—	—	—	—	—	—	—	(933)	(933)

Balances at December 31, 2016	1,672,451	36,942	—	—	1,106,122	1	5,509	—	—	(31,168)	(25,658)
Issuance of common stock upon exercise of stock options	—	—	—	—	50,461	—	1,549	—	—	—	1,549
Stock-based compensation expense	—	—	—	—	—	—	1,860	—	—	—	1,860
Conversion of Series A redeemable convertible preferred stock to common stock	(97,943)	(98)	—	—	97,943	—	98	—	—	—	98
Transfer of Class B common stock to Class A common stock	—	—	3,000	—	(3,000)	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	14,093	—	—	—	—	(7,759)	—	—	(6,334)	(14,093)
Repurchase of common stock	—	—	—	—	(167,652)	—	—	167,652	(9,229)	—	(9,229)
Retirement of treasury stock	—	—	—	—	—	—	(483)	(167,652)	9,229	(8,746)	—
Net loss	—	—	—	—	—	—	—	—	—	(5,071)	(5,071)

Balances at December 31, 2017	1,574,508	$50,937	3,000	$—	1,083,874	$1	$774	—	$—	$(51,319)	$(50,544)

The accompanying notes are an integral part of these financial statements.

EVERQUOTE, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2016	2017
Cash flows from operating activities:
Net loss	$(933)	$(5,071)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,437	1,360
Stock-based compensation expense	1,956	1,860
Noncash interest expense	126	20
Deferred rent	(28)	528
Changes in operating assets and liabilities:
Accounts receivable	(471)	(2,478)
Prepaid expenses and other current assets	11	(8)
Other assets	(486)	(75)
Accounts payable	3,597	1,552
Accrued expenses and other current liabilities	196	469
Deferred revenue	80	171

Net cash provided by (used in) operating activities	5,485	(1,672)

Cash flows from investing activities:
Acquisition of property and equipment, including costs capitalized for development of internal-use software	(1,083)	(1,185)

Net cash used in investing activities	(1,083)	(1,185)

Cash flows from financing activities:
Proceeds from exercise of stock options	577	1,549
Proceeds from issuance of Series B redeemable convertible preferred stock, net of issuance costs of $373	35,500	—
Repurchase of common stock	(19,358)	(9,229)
Proceeds from borrowings on line of credit	17,465	20,300
Repayments of borrowings on line of credit	(23,465)	(18,300)
Proceeds from borrowing on term loan	4,500	—
Repayments of term loan	(3,264)	(1,500)
Repayment of related party note	(5,144)	—

Net cash provided by (used in) financing activities	6,811	(7,180)

Net increase (decrease) in cash	11,213	(10,037)
Cash at beginning of period	1,187	12,400

Cash at end of period	$12,400	$2,363

Supplemental disclosure of cash flow information:
Cash paid for interest	$342	$352
Supplemental disclosure of noncash investing and financing information:
Acquisition of property and equipment included in accounts payable	$80	$—
Conversion of Series A redeemable convertible preferred stock to common stock	$195	$98
Conversion of Series B redeemable convertible preferred stock to Series B-1 redeemable convertible preferred stock	$—	$7,900
Retirement of treasury stock	$19,358	$9,229
Accretion of redeemable convertible preferred stock to redemption value	$656	$14,093

The accompanying notes are an integral part of these financial statements.

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of the Business and Basis of Presentation

EverQuote, Inc. (the “Company”) was incorporated in the state of Delaware in 2008. Through its internet websites, the Company operates an online marketplace for consumers shopping for auto, home, and life insurance quotes. The Company generates revenue by selling consumer referrals to insurance provider customers, consisting of carriers and agents, and indirect distributors in the United States.

The Company is subject to a number of risks and uncertainties common to companies in similar industries and stages of development including, but not limited to, rapid technological changes, competition from substitute products and services from larger companies, protection of proprietary technology, customer concentration, patent litigation, the need to obtain additional financing to support growth, and dependence on third parties and key individuals.

The accompanying financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business. Since inception, the Company has incurred recurring losses, including net losses of $0.9 million for the year ended December 31, 2016 and $5.1 million for the year ended December 31, 2017. As of December 31, 2017, the Company had an accumulated deficit of $51.3 million. Through December 31, 2017, the Company has primarily funded its operations through issuances of shares of redeemable convertible preferred stock and common stock, debt, including a revolving line of credit and a term loan with Western Alliance Bank, and cash flows from operations. At December 31, 2017, in connection with the revolving line of credit and the term loan, the Company was subject to certain borrowing covenants, including a requirement to maintain a minimum asset coverage ratio of 1.35 to 1, calculated as the sum of unrestricted cash and qualified accounts receivable divided by borrowings outstanding under the revolving line of credit and the term loan. In the event of a default, which includes the occurrence of circumstances that could reasonably be expected to have a material adverse effect on the Company, the bank may declare all borrowings immediately due and payable resulting in the Company immediately needing additional funds. In March 2018, pursuant to the Loan and Security Modification Agreement, the revolving line of credit was increased from $6.0 million to $11.0 million and the minimum asset coverage ratio was changed to 1.5 to 1 (See Notes 5 and 14).

The Company expects that existing cash together with liquidity available from its revolving line of credit will be sufficient to fund the Company’s operating expenses and capital expenditure requirements through at least 12 months from the issuance date of the financial statements. If the Company does not achieve its revenue goals as planned or if the debt becomes immediately due and payable, the Company believes that it can reduce its operating costs, pay down its outstanding debt and achieve positive cash flow from operations. If the Company needs additional funds and is unable to obtain funding on a timely basis, the Company may need to significantly curtail its operations in an effort to provide sufficient funds to continue its operations, which could adversely affect its business prospects.

The Company is seeking to complete an initial public offering (“IPO”) of its Class A common stock. Upon the completion of a qualified public offering on specified terms, the Company’s outstanding redeemable convertible preferred stock will automatically convert into shares of Class B common stock (Note 6). In the event the Company does not complete an IPO or does not achieve its revenue goals, the Company may seek additional funding through private equity financings or additional debt financings. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition, the expensing and capitalization of website and software development costs, the valuation of common and preferred stock, and the valuation of stock-based awards and income taxes. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Changes in estimate are recorded in periods in which they become known. Actual results may differ from those estimates or assumptions.

Unaudited Pro Forma Information

The accompanying unaudited pro forma balance sheet as of December 31, 2017 has been prepared to give effect to the automatic conversion of all shares of redeemable convertible preferred stock outstanding into              shares of common stock, after giving effect to the anti-dilution provision related to the Series B and Series B-1 redeemable convertible preferred stock as described in Note 6, as if the proposed IPO had occurred on December 31, 2017.

In the accompanying statements of operations and comprehensive loss, the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 has been prepared to give effect, upon the closing of a qualified IPO, to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock, after giving effect to the anti-dilution provision related to the Series B and Series B-1 redeemable convertible preferred stock as described in Note 6, as if the proposed IPO had occurred on the later of January 1, 2017 or the issuance date of the redeemable convertible preferred stock.

Restricted Cash

As of December 31, 2016 and 2017, restricted cash consisted of $0.3 million deposited in a separate restricted bank account as a security deposit for the Company’s corporate credit cards. Restricted cash accounts are classified within other assets.

Concentrations of Credit Risk and of Significant Customers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash at two accredited financial institutions. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company sells its consumer referrals to insurance provider customers, consisting of carriers and agents, and indirect distributors in the United States. For the year ended December 31, 2016, one customer represented 23% of total revenue. For the year ended December 31, 2017, one customer represented 20% of total revenue. As of December 31, 2016, two customers accounted for 19% and 12% of the accounts receivable balance. As of December 31, 2017, four customers accounted for 12%, 11%, 11% and 11% of the accounts receivable balance.

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

Deferred Offering Costs

The Company capitalizes certain legal, professional, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations and comprehensive loss. The Company did not record any deferred offering costs as of December 31, 2016 and 2017.

Deferred Financing Costs

The Company capitalizes lender, legal and other third-party fees that are directly associated with obtaining access to capital under credit facilities. Deferred financing costs incurred in connection with obtaining access to capital are recorded in prepaid expenses and other current assets and are amortized over the availability period or term of the credit facility. Deferred financing costs related to a recognized debt liability are recorded as a direct reduction of the carrying amount of the debt liability and amortized to interest expense on an effective interest basis over the repayment term.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset as follows:

Estimated Useful Life
Computer equipment	3 years
Software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or estimated useful life of 15 years

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in loss from operations on the statements of operations and comprehensive loss. Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

Long-lived assets consist primarily of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized in loss from operations when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its

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NOTES TO FINANCIAL STATEMENTS

carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2016 or 2017.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s accounts receivable, accounts payable and accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these assets and liabilities. The fair value of long-term debt related to the Company’s revolving line of credit and term loan approximates its carrying value due to its variable interest rate, which approximates a market interest rate.

Classification and Accretion of Redeemable Convertible Preferred Stock

The Company has classified redeemable convertible preferred stock outside of stockholders’ equity (deficit) because the shares contain certain redemption features that are not solely within the control of the Company. Costs incurred in connection with the issuance of each series of redeemable convertible preferred stock are recorded as a reduction of gross proceeds from issuance. The Company recognizes changes in the redemption values of its outstanding redeemable convertible preferred stock immediately as they occur and adjusts the carrying value of the redeemable convertible preferred stock to equal the redemption value at the end of each reporting period as if the end of each reporting period were the redemption date. Adjustments to the carrying values of the redeemable convertible preferred stock at each reporting date result in an increase or decrease to net income (loss) attributable to common stockholders.

Segment Information

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company operates an online marketplace for consumers shopping for auto, home and life insurance quotes. All of the Company’s tangible assets are held in the United States.

Revenue Recognition

The Company derives its revenue by selling consumer referrals to its insurance provider customers, including insurance carriers and agents. The Company recognizes revenue in accordance with Accounting

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NOTES TO FINANCIAL STATEMENTS

Standards Codification (“ASC”) Topic 605 Revenue Recognition (“ASC 605”). Accordingly, revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectability is reasonably assured. The Company recognizes revenue from the sale of consumer referrals upon delivery of the referral. The Company records revenue from the sales of consumer referrals net of credits or other applicable allowances in the same period in which the related sales are recorded, based on the underlying contract terms.

Amounts received prior to satisfying the revenue recognition criteria listed above are recorded as deferred revenue in the accompanying balance sheets. Amounts expected to be recognized as revenue within 12 months of the balance sheet date are classified as current deferred revenue.

Research and Development

Research and development expenses consist primarily of personnel-related expenses (wages, fringe benefit costs and stock-based compensation expense) for product management, data analytics and software development. Research and development costs are expensed as incurred, except for certain costs which are capitalized in connection with the development of the Company’s website and internal-use software.

Costs incurred in the preliminary and post-implementation stages of development are expensed as incurred. Once an application has reached the development stage, internal costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing performed to ensure the product is ready for its intended use. The Company also capitalizes costs related to specific upgrades and enhancements of its website and internal-use software when it is probable that the expenditures will result in additional functionality. Maintenance and training costs are expensed as incurred. Capitalized software costs are recorded as part of property and equipment and are amortized on a straight-line basis over an estimated useful life of three years.

Advertising Expense

Advertising expense consists of variable costs that are related to attracting consumers to the Company’s marketplace, increasing downloads of its social safe-driving mobile app, EverDrive, and promoting its marketplace to insurance carriers and agents. The Company expenses advertising costs as incurred and such costs are included in sales and marketing expense in the accompanying statements of operations and comprehensive loss. During the years ended December 31, 2016 and 2017, advertising expense totaled $89.2 million and $90.5 million, respectively.

Accounts Receivable

The Company provides credit to customers in the ordinary course of business and believes its credit policies are prudent and reflect industry practices and business risk. Management reviews accounts receivable on a periodic basis and reserves for receivables in the Company’s allowance for doubtful accounts on a specific identification basis when they are determined to be uncollectible. After the Company has exhausted all collection efforts, the outstanding receivable is written off against the allowance. The Company had no allowance for doubtful accounts as of December 31, 2016 and 2017, as all amounts were collectible.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of grant using the Black-Scholes option-pricing model for options and the fair value of the

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NOTES TO FINANCIAL STATEMENTS

Company’s common stock for restricted stock units. Compensation expense of those awards is recognized, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The straight-line method of expense recognition is applied to all awards with service-only conditions, while the graded vesting method is applied to all grants with both service and performance conditions. The Company measures the fair value of stock-based awards granted to non-employees on the date at which the related service is complete, generally the vesting date. Compensation expense is recognized over the period during which services are rendered by such non-employee consultants until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of its common stock and updated assumption inputs in the Black-Scholes option-pricing model.

The Company classifies stock-based compensation expense in its statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders. For the years ended December 31, 2016 and 2017, there was no difference between net loss and comprehensive loss.

Net Income (Loss) per Share

The Company follows the two-class method when computing net income (loss) per share, as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) attributable to common stockholders is computed by adjusting net income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares.

The Company has two classes of common stock outstanding as of December 31, 2017: Class A common stock and Class B common stock. As more fully described in Note 7, the rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder at any time. The Company allocates undistributed earnings attributable to common stock between the common stock classes on a one-to-one basis when computing net income (loss) per share. As a result, basic and diluted net income (loss) per share of Class A common stock and share of Class B common stock are equivalent.

The Company’s redeemable convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss, such losses are not allocated to such

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

participating securities. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2016 and 2017.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. The Company’s policy is to record interest and penalties related to income taxes as part of the tax provision.

Recently Adopted Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”), which requires that debt issuance costs related to a debt liability be presented in the balance sheet as a direct reduction in the carrying amount of that debt liability. The amendments in ASU 2015-03 are effective for the annual periods ending after December 15, 2015. The Company adopted the standard retrospectively to all periods presented on the required effective date of January 1, 2016, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 involves several aspects of the accounting for share-based transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross share compensation expense with actual forfeitures recognized as they occur and certain classifications on the statement of cash flows. Certain of these changes are required to be applied retrospectively, while other changes are required to be applied prospectively. The Company early adopted ASU 2016-09 as of January 1, 2017 and has elected to continue to apply an estimated forfeiture rate to share-based compensation as opposed to account for forfeitures as they occur. The adoption of ASU 2016-09 had no net impact on the Company’s financial position, results of operations or cash flows.

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NOTES TO FINANCIAL STATEMENTS

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”) and has since issued several additional amendments thereto, collectively referred to herein as ASC 606. ASC 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The new standards require entities to apportion consideration from contracts to performance obligations on a relative standalone selling price basis, based on a five-step model. Under ASC 606, revenue is recognized when a customer obtains control of a promised good or service and is recognized in an amount that reflects the consideration that the entity expects to receive in exchange for the good or service. In addition, ASC 606 provides guidance on accounting for certain revenue related costs including costs associated with obtaining and fulfilling a contract. ASC 606 may be applied using either a full retrospective approach, under which all years included in the financial statements will be presented under the revised guidance, or a modified retrospective approach, under which financial statements will be prepared under the revised guidance for the year of adoption, but not for prior years. Under the latter method, entities will recognize a cumulative catch-up adjustment to the opening balance of retained earnings at the effective date for contracts that still require performance by the entity at the date of adoption. For public entities, the guidance is effective for annual periods beginning after December 15, 2017 including interim periods within those fiscal years. For non-public entities, the guidance is effective for annual periods beginning after December 15, 2018. The Company is currently planning to adopt ASC 606 on January 1, 2019, in accordance with the non-public company requirements. The Company is currently evaluating the method of adoption and the potential impact to the Company’s financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. For public entities, the guidance is effective for annual reporting periods beginning after December 15, 2018 and for interim periods within those fiscal years. For non-public entities, the guidance is effective for annual reporting periods beginning after December 15, 2019. Early adoption is permitted for all entities. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (Topic 230) (“ASU 2016-15”), to address diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. For public entities, the standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. For non-public entities, the standard is effective for annual periods beginning after December 15, 2018. Early adoption is permitted for all entities. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The Company is currently evaluating the impact that the adoption of ASU 2016-15 will have on its financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”), which requires that amounts generally described as restricted cash and restricted cash

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. For public entities, ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. For non-public entities, the standard is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company is currently evaluating the impact that the adoption of ASU 2016-18 will have on its financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. For public and non-public entities, the standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The Company is currently evaluating the impact that the adoption of ASU 2017-09 will have on its financial statements. The Company does not expect that the adoption of ASU 2017-09 will have a material impact on its financial position, results of operations or cash flows

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) I. Accounting for Certain Financial Instruments with Down Round Features II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Part II replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within ASC Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. For public entities, ASU 2017-11 is required to be adopted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For non-public entities, ASU 2017-11 is effective for annual periods beginning after December 15, 2019. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company is currently evaluating the impact that the adoption of ASU 2017-11 will have on its financial statements.

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

3. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2016	2017
Computer equipment	$1,694	$1,917
Software	3,528	4,238
Furniture and fixtures	674	791
Leasehold improvements	411	466

	6,307	7,412
Less: Accumulated depreciation and amortization	(3,945)	(5,283)

	$2,362	$2,129

Depreciation and amortization expense was $1.4 million and $1.4 million for the years ended December 31, 2016 and 2017, respectively.

4. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,
	2016	2017
Accrued advertising expenses	$830	$721
Accrued employee compensation and benefits	257	433
Accrued professional fees	130	154
Deferred rent	45	—
Other current liabilities	89	467

	$1,351	$1,775

5. Loan and Security Agreement

In August 2014, the Company entered into a Loan and Security Agreement with Western Alliance Bank that included a revolving line of credit of up to $6.0 million and a term loan of $4.0 million. Borrowings under the revolving line of credit could not exceed 80% of eligible accounts receivable balances. The revolving line of credit bore interest at an annual rate of one-half percent (0.5%) above the greater of 3.25% or the prime rate and matured on August 11, 2016. The term loan was repayable beginning on March 11, 2015 in 36 equal monthly installments through February 2018. The term loan bore interest at an annual rate of 2.0% above the greater of 3.25% or the prime rate. Borrowings under the Loan and Security Agreement were collateralized by substantially all of the Company’s assets and property. The Loan and Security Agreement included certain covenants including minimum financial performance to plan metrics.

In August 2016, the Company amended the Loan and Security Agreement to extend the maturity date of the revolving line of credit to August 2018 and to provide a $4.5 million term loan upon full prepayment of the outstanding balance of the existing $4.0 million term loan. Borrowings under the revolving line of credit cannot exceed 80% of eligible accounts receivable balances and bear interest at an annual rate of one-half percent (0.5%) above the greater of 3.5% or the prime rate. The interest rate for the revolving line of credit was 4.25%

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

and 5.0% as of December 31, 2016 and 2017, respectively. The new term loan is repayable in 36 equal monthly installments through August 2019 and accrues interest at an annual rate of 2.0% above the greater of 3.5% or the prime rate. The interest rate for the new term loan was 5.75% and 6.5% as of December 31, 2016 and 2017, respectively. Borrowings under the amended Loan and Security Agreement are collateralized by substantially all of the Company’s assets and property. Under the amended Loan and Security Agreement, the Company has agreed to affirmative and negative covenants to which it will remain subject until maturity. These covenants include limitations on the Company’s ability to incur additional indebtedness and engage in certain fundamental business transactions, such as mergers or acquisitions. The amended Loan and Security Agreement requires the Company to maintain two financial covenants: an asset coverage ratio of 1.35 to 1 and an actual-to-plan performance metric of at least 65%. Events of default under the amended Loan and Security Agreement include failure to make payments when due, insolvency events, failure to comply with covenants and material adverse events with respect to the Company.

As of December 31, 2017, the Company was not in compliance with one of its financial performance covenants. However, the Company received a waiver of noncompliance from the lender related to the covenant default. There can be no guarantee that covenants will be met or waivers will be obtained in the future.

As of December 31, 2016, the Company had no outstanding amount drawn on the revolving line of credit and $4.1 million outstanding on the term loan, of which $1.5 million was classified within current portion of long-term debt, net of discount, and $2.6 million was classified within long-term debt, net of current portion.

As of December 31, 2017, the Company had $2.0 million outstanding on the revolving line of credit, of which the full amount was classified within long-term debt, net of current portion, and $2.6 million outstanding on the term loan, of which $0.4 million was classified within current portion of long-term debt, net of discount, and $2.2 million was classified within long-term debt, net of current portion.

For the years ended December 31, 2016 and 2017, the weighted average effective interest rate was 4.81% and 5.61%, respectively.

As of December 31, 2017, the annual principal repayment requirements for the outstanding balances under the amended Loan and Security Agreement were as follows (in thousands):

Year Ending December 31,
2018	$3,500
2019	1,125

$4,625

In connection with the refinancing of the outstanding borrowings under the amended Loan and Security Agreement, the Company executed the Loan and Security Modification Agreement (the “2018 Loan Modification”) on March 16, 2018 (see Note 14). Due to the modification of repayment provisions under the 2018 Loan Modification, the Company classified $4.3 million of debt outstanding as of December 31, 2017 as long-term debt, net of current portion. Principal amounts totaling $0.4 million paid in the first quarter of 2018 prior to entering into the 2018 Loan Modification were classified as current portion of long-term debt, net of discount as of December 31, 2017.

6. Redeemable Convertible Preferred Stock

The Company has issued Series A redeemable convertible preferred stock (the “Series A Preferred Stock”), Series B redeemable convertible preferred stock (the “Series B Preferred Stock”) and Series B-1 redeemable

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

convertible preferred stock (the “Series B-1 Preferred Stock”). The Series A Preferred Stock, the Series B Preferred Stock and the Series B-1 Preferred Stock are collectively referred to as the “Preferred Stock.”

Prior to the issuance of the Series B Preferred Stock in 2016, there were no redemption rights associated with the Series A Preferred Stock. Pursuant to the Company’s amended and restated Certificate of Incorporation, dated June 30, 2016, both Series A Preferred Stock and Series B Preferred Stock contain redemption rights. In 2016, the Company issued 602,786 shares of Series B Preferred Stock at a price of $59.51 per share for proceeds of $35.5 million, net of issuance costs of $0.4 million. In April 2017, the Company exchanged 132,749 shares of Series B Preferred Stock for an equal number of shares of Series B-1 Preferred Stock. No additional consideration was paid or received by the Company in connection with this exchange. The shares of Series B-1 Preferred Stock have all the same rights and preferences as the Series B Preferred Stock, with the exception of the Series B-1 Preferred Stock liquidation preference, as described below.

In July 2016, holders of 32,035 shares of Series A Preferred Stock converted their shares to 32,035 shares of common stock. In October 2016, holders of 163,400 shares of Series A Preferred Stock converted their shares to 163,400 shares of common stock. In February 2017, holders of 97,943 shares of Series A Preferred Stock converted their shares to 97,943 shares of common stock. No additional consideration was paid or received by the Company in connection with these conversions.

Upon issuance of each class of Preferred Stock, the Company assessed the embedded conversion and liquidation features of the securities and determined that such features did not require the Company to separately account for these features. The Company also concluded that no beneficial conversion feature existed upon the issuance date of each class of Preferred Stock.

As of each balance sheet date, the Preferred Stock consisted of the following (in thousands, except share amounts):

	As of December 31, 2016
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A Preferred Stock	1,265,100	1,069,665	$1,070	$1,070	1,069,665
Series B Preferred Stock	602,786	602,786	35,872	35,872	602,786

	1,867,886	1,672,451	$36,942	$36,942	1,672,451

	As of December 31, 2017
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A Preferred Stock	1,265,100	971,722	$972	$972	971,722
Series B Preferred Stock	470,037	470,037	38,961	27,972	470,037
Series B-1 Preferred Stock	132,749	132,749	11,004	7,900	132,749

	1,867,886	1,574,508	$50,937	$36,844	1,574,508

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of voting common stock, on all matters submitted to stockholders for a vote. Each holder of Preferred Stock is entitled to ten votes for each

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NOTES TO FINANCIAL STATEMENTS

whole share of Class B common stock into which the shares of Preferred Stock held by such holder are convertible at the date of record. In addition, the holders of Series A Preferred Stock, voting exclusively and as a separate class, are entitled to elect two directors of the Company. The holders of Class A common stock, Class B common stock and Preferred Stock, voting together as a single class on an as-if converted to Class B common stock basis, as applicable, shall be entitled to elect the balance of the total number of directors of the Company.

Conversion

Each share of Preferred Stock is convertible to either Class A common stock or Class B common stock at the option of the holder at any time after the date of issuance. Each share of Preferred Stock will be automatically converted into shares of Class B common stock at the applicable conversion ratio then in effect upon the either (i) the closing of a firm-commitment underwritten public offering with at least $50.0 million of gross proceeds to the Company or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of (A) the holders of a majority of the then-outstanding shares of Series A Preferred Stock and (B) the holders of a majority of the then-outstanding shares of Series B and Series B-1 Preferred Stock, as defined, consenting as separate classes.

The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. The Original Issue Price is $1.00 per share for Series A Preferred Stock and $59.51 per share for Series B Preferred Stock and Series B-1 Preferred Stock. The Conversion Price at issuance was $1.00 per share for Series A Preferred Stock and $59.51 per share for Series B Preferred Stock and Series B-1 Preferred Stock, subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization and other adjustments as set forth in the Company’s Certificate of Incorporation, as amended and restated.

If the public offering price of an IPO is less than one and one-half times (1.5x) the Series B and Series B-1 Preferred Stock Original Issue Price, the Series B and Series B-1 Preferred Stock Conversion Price then in effect shall be adjusted downward to an amount equal to the product of a) the Series B and Series B-1 Original Issue Prices, multiplied by b) the quotient of i) the IPO offering price, divided by ii) one and one-half times (1.5x) the Series B and Series B-1 Preferred Stock Original Issue Price, all of the foregoing subject to appropriate adjustment in the event of any stock dividend, stock split or combination or other similar recapitalization with respect to such class or series.

Dividends

The holders of Preferred Stock are entitled to receive noncumulative dividends if and when declared by the Company’s board of directors. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company, other than dividends on shares of Class A common stock or Class B common stock payable in shares of Class A common stock or Class B common stock, unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to i) in the case of a dividend on Class A common stock or Class B common stock or any class or series that is convertible into Class A common stock or Class B common stock, that dividend per share of Preferred Stock as would equal the product of a) the dividend payable on each share of such class or series determined, if applicable, as if all shares or such class or series had been converted into Class A common stock or Class B common stock and b) the number of shares of Class A common stock or Class B common stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or ii) in the case of a dividend on any class or series that is not convertible into Class A common stock or Class B common stock, at a rate per share of Preferred Stock determined by a) dividing the amount of dividend payable on each share of such

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination of or other similar recapitalization with respect to such class or series) and b) multiplying such fraction by an amount equal to the Original Issue Price of each series of Preferred Stock. If the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of the Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. No dividends were declared or paid during the years ended December 31, 2016 or 2017.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company or Liquidating Event (as described below), the holders of shares of Series B Preferred Stock and Series B-1 Preferred Stock will receive, in preference to the Series A Preferred Stock and common stockholders, an amount equal to the greater of (i) the Original Issue Price per share of the respective share of Series B and Series B-1 Preferred Stock, plus all dividends declared but unpaid on such shares, or (ii) the amount the holders would receive if the Series B Preferred Stock or Series B-1 Preferred Stock were converted into Class A common stock or Class B common stock prior to such liquidation event. In the event of a liquidation of the Company in which proceeds available for distribution to the holders of Series B Preferred Stock and Series B-1 Preferred Stock are not sufficient to permit payment in the full amount to which they are entitled, the holders of Series B-1 Preferred Stock shall be entitled to a liquidation preference that accrues at a greater rate than the holders of Series B Preferred Stock, but in no event shall the total liquidation preference on each share of Series B-1 Preferred Stock exceed $59.51 per share.

After the payment of all preferential amounts to the holders of the Series B Preferred Stock and Series B-1 Preferred Stock then, to the extent available, the remaining assets available for distribution shall be distributed among the holders of the Series A Preferred Stock, an amount equal to the Series A Original Issue Price, plus any declared but unpaid dividends. In the event that the assets available for distribution to the Series A Preferred Stock are not sufficient to permit payment to the holders of Series A Preferred Stock in the full amount to which they are entitled, the assets available for distribution will be distributed on a pro rata basis among the holders of the Series A Preferred Stock. After the payment of all preferential amounts to the holders of the Preferred Stock then, to the extent available, the remaining assets available for distribution shall be distributed among the holders of Series A Preferred Stock and common stock, pro rata based on the number of shares of held by each holder, on an as converted basis.

Unless the holders of (i) more than 50% of the then-outstanding shares of Series B Preferred Stock and Series B-1 Preferred Stock, as defined, and (ii) the holders of a majority of the then-outstanding shares of Series A Preferred Stock, voting as separate classes, elect otherwise, a Liquidating Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

Redemption

At any time on or after June 30, 2022, each series of Preferred Stock is subject to mandatory redemption by the Company not more than 60 days after receipt by the Company of a written notice of requesting from the holders of a majority of the then-outstanding shares of such series of Preferred Stock (Series B Preferred Stock and Series B-1 Preferred Stock shall be considered together as a single class), in an amount equal to the Original Issue Price per share of each series of Preferred Stock plus any dividends declared but unpaid thereon. For redemptions occurring on or after June 30, 2028, the Series B Preferred Stock and Series B-1 Preferred Stock

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

redemption price shall be equal to the greater of i) the Series B or Series B-1 Preferred Stock Original Issue Price, as applicable, or ii) the adjusted fair market value of the Series B Preferred Stock or Series B-1 Preferred Stock on that date, as defined, plus any accrued but unpaid dividends on such shares.

During the year ended December 31, 2017, the Company recorded an adjustment of $14.1 million to the carrying value of Series B and B-1 Preferred Stock, with a corresponding offset to additional paid-in capital and accumulated deficit representing the change in the redemption value from December 31, 2016. There was no such increase in the adjusted fair market value of the Series B and B-1 Preferred Stock in 2016.

7. Common Stock

On September 8, 2017, the Company amended and restated its Certificate of Incorporation. Upon effectiveness of the amended and restated Certificate of Incorporation, each previously issued share of common stock was reclassified as one share of Class B common stock and each outstanding right to acquire one share of common stock was reclassified as a right to acquire one share of Class B common stock. In addition, the total number of shares of common stock the Company shall have authority to issue is 3,750,595 shares of Class A common stock, par value $0.001 per share and 3,445,762 shares of Class B common stock, par value $0.001 per share.

Each share of Class A common stock entitles the holder to one vote for each share on all matters submitted to a vote of the Company’s stockholders at all meetings of stockholders and written actions in lieu of meetings. Each share of Class B common stock entitles the holder to ten votes for each share on all matters submitted to a vote of the Company’s stockholders at all meetings of stockholders and written actions in lieu of meetings.

Holders of both classes of common stock are entitled to receive dividends, when and if declared by the board of directors.

Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder at any time. Automatic conversion shall occur upon the occurrence of a transfer, of such share of Class B common stock or at the date and time, or the occurrence of an event, specified by a vote or written consent of the holders of a majority of the voting power of the then outstanding shares of Preferred Stock and Class B common stock, voting together as a single class. A transfer is described as a sale, assignment, transfer, conveyance, hypothecation or disposition of such share or any legal or beneficial interest in such share other than certain permitted transfers as described in the amended and restated Certificate of Incorporation, including a transfer to a holder of Preferred Stock. Each share of Class B common stock held by a stockholder shall automatically convert into one fully paid and nonassessable share of Class A common stock nine months after the death or incapacity of the holder of such Class B common stock.

In July and August 2016, the Company repurchased 89,392 shares of its common stock at a price of $55.05 per share for a total cost of $4.9 million. In the three months ended December 31, 2016, the Company repurchased 262,260 shares of its common stock at a price of $55.05 per share for a total cost of $14.4 million. In the three months ended March 31, 2017, the Company repurchased 167,652 of its common stock at a price of $55.05 per share for a total cost of $9.2 million. Each of these repurchases was pursuant to a tender offer made by the Company to its stockholders, including employee stockholders. The price paid by the Company at the settlement date of each tender was the estimated fair value of the Company’s common stock at such settlement date. The Company immediately retired all outstanding treasury shares after each repurchase of common stock.

Acquisitions of treasury stock have been recorded at cost. Treasury stock held was reported as a deduction from stockholders’ equity (deficit). When the treasury stock is retired, the carrying value of the treasury stock is

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

allocated between additional paid-in capital and retained earnings. The portion allocated to additional paid-in capital was limited to the sum of (i) all additional paid-in capital arising from previous retirements and net gains on sales of treasury stock of the same issue and (ii) the pro rata portion of additional paid-in capital and voluntary transfers of retained earnings on the same issue. To date, the Company has not reissued any treasury stock.

In December 2017, 3,000 shares of Class B common stock were automatically converted to 3,000 shares of Class A common stock pursuant to a transfer as described above. No additional consideration was paid or received by the Company in connection with this exchange.

8. Stock-Based Compensation

2008 Stock Incentive Plan

The Company’s 2008 Stock Incentive Plan, as amended (the “Plan”), provides for the Company to issue equity awards to employees, consultants, advisors and directors. Under the Plan, the Company may grant stock-based incentive awards, including incentive or nonqualified stock options and restricted stock units, as determined by the board of directors.

As of December 31, 2017, the total number of shares of common stock that may be issued under the Plan was 1,055,089 shares, of which 205,578 shares remained available for future grant as of December 31, 2017. Shares of common stock issued upon exercise of stock options granted prior to September 8, 2017 will be issued as new Class B common stock. Shares of common stock issued upon exercise of stock options granted after September 8, 2017 will be issued as new Class A common stock. Options and restricted stock granted under the Plan vest over periods determined by the board of directors. Options granted under the Plan expire ten years from the date of the grant.

The exercise price for stock options granted is not less than the fair value of common shares as determined by the board of directors as of the date of grant. The Company’s board of directors values the Company’s common stock, taking into consideration its most recently available valuation of common stock performed by third parties as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

Stock Option Valuation

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company, historically, has been a private company and lacks company-specific historical and implied volatility information. Therefore, the Company estimates its expected stock volatility based on the historical volatility of its publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The relevant data used to determine the value of the stock option grants for employees and directors for the years ended December 31, 2016 and 2017 is as follows, presented on a weighted-average basis:

	Year Ended December 31,
	2016	2017
Risk-free interest rate	1.79%	2.03%
Expected volatility	63.00%	47.00%
Expected dividend yield	0%	0%
Expected term (in years)	6.49	6.08

Stock Option Activity

The following table summarizes the Company’s option activity since December 31, 2016:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2016	484,355	$34.56	7.82	$9,926
Granted	110,660	55.70
Exercised	(50,461)	30.69
Forfeited	(102,609)	44.93

Outstanding as of December 31, 2017	441,945	$37.88	7.30	$8,895

Vested and expected to vest as of December 31, 2017	404,602	$36.35	7.16	$8,763
Options exercisable as of December 31, 2017	262,582	$26.54	6.30	$8,264

As of December 31, 2017, outstanding options of 402,085 were for the purchase of Class B common stock and outstanding options of 39,860 were for the purchase of Class A common stock.

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had strike prices lower than the fair value of the Company’s common stock.

The aggregate intrinsic value of options exercised during the years ended December 31, 2016 and 2017 was $3.5 million and $1.4 million, respectively. The weighted average grant-date fair value of awards granted to employees and directors during the years ended December 31, 2016 and 2017 was $32.60 per share and $26.21 per share, respectively.

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2017, there were outstanding unvested service-based stock options held by non-employees for the purchase of 11,438 shares. Stock-based compensation expense for non-employees was $0.2 million and $0.1 million for the years ended December 31, 2016 and 2017, respectively. Amounts expensed during the remaining vesting period will be determined based on the fair value at the time of vesting.

Restricted Stock Units

In October, 2016, the Company granted performance-based RSUs for the right to receive 24,000 shares of common stock with a grant-date fair value of $55.05 per share. In July 2017, the Company granted performance-based RSUs for the right to receive 9,000 shares of common stock with a grant-date fair value of $55.70 per share. These RSUs are subject to both service-based vesting conditions of 48 months and performance-based vesting conditions achieved upon a liquidity event, defined as either a sale event or IPO. Upon the achievement of an IPO, the vesting of each RSU occurs at the later of (i) six months following the IPO or (ii) such period of time following the IPO that shares of capital stock underlying the relevant RSU are no longer subject to a lock-up period. The Company has not recorded any compensation expense related to these RSUs during the years ended December 31, 2016 and 2017 as the achievement of the performance condition has been deemed to be not probable. The following table summarizes the Company’s RSU activity since December 31, 2016:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested balance December 31, 2016	24,000	$55.05
Granted	9,000	$55.70
Forfeited	(2,688)	$55.70

Unvested balance December 31, 2017	30,312	$55.19

Stock-Based Compensation

The Company recorded stock-based compensation expense in the following expense categories of its statements of operations and comprehensive loss (in thousands):

	Year Ended December 31,
	2016	2017
Cost of revenue	$32	$27
Sales and marketing	762	789
Research and development	429	467
General and administrative	733	577

	$1,956	$1,860

As of December 31, 2017, unrecognized compensation expense related to unvested options was $5.7 million, which is expected to be recognized over a weighted average period of 3.7 years.

9. Income Taxes

2017 U.S. Tax Reform

On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJA”) was signed into United States law. The TCJA includes a number of changes to existing tax law, including, among other things, a permanent reduction in

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

the federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018, as well as a limitation of the deduction for net operating losses to 80% of current year taxable income and the elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely). The federal tax rate change resulted in a reduction of the Company’s deferred tax assets and liabilities, and a corresponding reduction to its valuation allowance. As a result, no income tax expense or benefit was recognized as of the enactment date of the TCJA. The other provisions of the TCJA did not have a material impact on the December 31, 2017 financial statements.

Income Taxes

During the year ended December 31, 2016, the Company recorded less than $0.1 million of income tax expense for current federal and state taxes. The Company had no income tax expense for the year ended December 31, 2017. The Company has no foreign operations and therefore, has not provided for any foreign taxes. A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2016	2017
Federal statutory income tax rate	34.0%	34.0%
State taxes, net of federal benefit	(1.8)	3.0
Federal and state research and development tax credits	45.5	13.7
Nondeductible items	(8.8)	(1.7)
2017 TCJA	—	(26.9)
Stock-based compensation	(44.1)	(2.6)
Other	(0.2)	0.3
Change in valuation allowance	(26.6)	(19.8)

Effective income tax rate	(2.0)%	—%

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

Net deferred tax assets as of December 31, 2016 and 2017 consisted of the following (in thousands):

	December 31,
	2016	2017
Deferred tax assets:
Net operating loss carryforwards	$1,738	$2,363
Research and development tax credit carryforwards	1,413	2,501
Accrued expenses and other current liabilities	268	392
Intangible assets	68	42
Property and equipment	—	111
Stock-based compensation	297	265
Other	319	259

Total deferred tax assets	4,103	5,933
Valuation allowance	(3,795)	(5,677)

Net deferred tax assets	308	256

Deferred tax liabilities:
Capitalized software development costs	(304)	(256)
Property and equipment	(4)	—

Deferred tax liabilities	(308)	(256)

Net deferred tax assets and liabilities	$—	$—

As of December 31, 2017, the Company had federal and state net operating loss carryforwards of $9.1 million and $7.1 million, respectively, which may be available to offset future taxable income and expire at various dates beginning in 2027. As of December 31, 2017, the Company also has federal and state research and development tax credit carryforwards of $1.8 million and $0.9 million, respectively, which may be available to reduce future tax liabilities and expire at various dates beginning in 2029.

Utilization of the U.S. federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 and Section 383 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income and tax liabilities. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards may be subject to an annual limitation, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets, which are comprised primarily of net operating loss carryforwards and research and

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

development tax credit carryforwards. Management has considered the Company’s history of cumulative net losses incurred since inception, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of federal and state deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31 2016 and 2017. The Company reevaluates the positive and negative evidence at each reporting period.

The change in the valuation allowance for deferred tax assets during the year ended December 31, 2016 related primarily to an increase in net operating loss carryforwards and research and development tax credit carryforwards. The change in the valuation allowance during the year ended December 31, 2017 related primarily to an increase in net operating loss carryforwards and research and development tax credit carryforwards, which was partially offset by a decrease in deferred tax assets resulting from the change in our federal tax rate from 34% to 21%, effective January 1, 2018. The changes in the valuation allowance for 2016 and 2017 were as follows (in thousands):

	Year Ended December 31,
	2016	2017
Valuation allowance as of beginning of year	$3,552	$3,795
Increases recorded to accumulated deficit (adoption of ASU 2016-09)	—	876
Decreases recorded as a benefit to income tax provision	—	(1,368)
Increases recorded to tax provision	243	2,374

Valuation allowance as of end of year	$3,795	$5,677

The Company assesses the uncertainty in its income tax positions to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. No reserve for uncertain tax positions or related interest and penalties has been recorded at December 31, 2016 and 2017.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company is open to future tax examination under statute from 2014 to the present, however, carryforward attributes that were generated prior to January 1, 2014 may still be adjusted upon examination by federal, state or local tax authorities if they either have been or will be used in a future period.

10. Commitments and Contingencies

Operating Leases

The Company leases office space in Cambridge, Massachusetts under a non-cancelable operating lease that expires in September 2024. The Company leases office space in Woburn, Massachusetts under a non-cancelable operating lease that expires in January 2022.

Lease incentives, payment escalations and rent holidays specified in the lease agreements are accrued or deferred as appropriate such that rent expense per square foot is recognized on a straight-line basis over the terms of occupancy. As of December 31, 2016 and 2017, the Company had a deferred rent liability of $0.3 million and $0.9 million, respectively.

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2016 and 2017, the Company maintained security deposits of $0.4 million with the landlords of its leases, which amounts are included in other assets on the Company’s balance sheet.

Future minimum lease payments under the operating leases as of December 31, 2017 are as follows (in thousands):

Year Ending December 31,
2018	$1,514
2019	1,861
2020	1,996
2021	2,075
2022	1,911
Thereafter	3,405

$12,762

In April 2017, the Company entered into a sublease agreement with a subtenant for 7,735 square feet of general office space. The sublease will terminate in June 2018. The Company recognized $0.3 million under the sublease as a reduction in rent expense in the statements of operations and comprehensive loss for the year ended December 31, 2017. During the years ended December 31, 2016 and 2017, the Company recorded rent expense of $0.9 million and $1.7 million, respectively.

Indemnification Agreements

In the normal course of business, the Company may provide indemnification of varying scope and terms to third parties and enters into commitments and guarantees (“Agreements”) under which it may be required to make payments. The duration of these Agreements varies, and in certain cases, is indefinite. Furthermore, many of these Agreements do not limit the Company’s maximum potential payment exposure.

In addition, the Company has entered into indemnification agreements with members of its board of directors and executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers.

Through December 31, 2016 and 2017, the Company has not incurred any material costs as a result of such indemnifications. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2016 and 2017, respectively.

Legal Proceedings

The Company, from time to time, is subject to legal proceedings and claims that arise in the normal course of its business. In the opinion of management, the amount of ultimate liability with respect to any such actions should not have a material adverse effect on the Company’s results of operations of financial position. As of December 31, 2016 and 2017, the Company does not have any contingency reserves established for any litigation liabilities.

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

11. Net Loss and Unaudited Pro Forma Net Loss per Share

Net Loss per Share

The Company has two classes of common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. As a result, basic and diluted net income (loss) per share of Class A common stock and share of Class B common stock are equivalent. Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,
	2016	2017
Numerator:
Net loss	$(933)	$(5,071)
Accretion of redeemable convertible preferred stock to redemption value	(656)	(14,093)

Net loss attributable to common stockholders	$(1,589)	$(19,164)

Denominator:
Weighted average common shares outstanding, basic and diluted	1,220,734	1,096,735

Net loss per share attributable to common stockholders, basic and diluted	$(1.30)	$(17.47)

The Company’s potentially dilutive securities, which include redeemable convertible preferred stock, options and unvested restricted stock units, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share attributable to common stockholders. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2016	2017
Redeemable convertible preferred stock (as converted to common stock)	1,672,451	1,574,508
Options to purchase common stock	484,355	441,945
Unvested restricted stock units	24,000	30,312

	2,180,806	2,046,765

Unaudited Pro Forma Net Loss per Share

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 has been prepared to give effect to adjustments arising upon the completion of a qualified initial public offering. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders is the same as net loss per share attributable to common stockholders.

The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 has been prepared to give effect, upon a qualified initial public offering, to the

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

automatic conversion of all outstanding shares of redeemable convertible preferred stock into common stock as if the proposed initial public offering had occurred on the later of January 1, 2017 or the issuance date of the redeemable convertible preferred stock.

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

Year Ended December 31, 2017
(unaudited)
Numerator:
Net loss attributable to common stockholders	$
Accretion of redeemable convertible preferred stock to redemption value

Pro forma net loss attributable to common stockholders	$

Denominator:
Weighted average common shares outstanding, basic and diluted
Pro forma adjustment to reflect automatic conversion of redeemable convertible preferred stock to common stock upon the completion of the proposed initial public offering

Pro forma weighted average common shares outstanding, basic and diluted

Pro forma net loss per share attributable to common stockholders, basic and diluted	$

12. Retirement Plan

The Company has established a defined-contribution plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers all employees who meet defined minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pre-tax basis. As currently established, the Company is not required to make any contributions to the 401(k) Plan. The Company did not make any matching contributions during the year ended December 31, 2016 and contributed $0.2 million during the year ended December 31, 2017.

13. Related Party Transactions

Related party referrals

The Company has, in the ordinary course of business, entered into arrangements with other companies who have shareholders in common with the Company. Pursuant to these arrangements, related-party affiliates receive payments for providing website visitor referrals. During the years ended December 31, 2016 and 2017, the Company recorded sales and marketing expenses of $9.1 million in each year related to these arrangements. During the years ended December 31, 2016 and 2017, the Company paid $8.8 million and $8.6 million, respectively, related to these arrangements. As of December 31, 2016 and 2017, amounts due to related-party affiliates totaled $1.1 million and $1.6 million, respectively, which were included in accounts payable on the balance sheets.

Repayment of related party note

During the year ended December 31, 2016, the Company repaid a related party note with a stockholder totaling $5.1 million.

EVERQUOTE, INC.

NOTES TO FINANCIAL STATEMENTS

14. Subsequent Events

For its financial statements as of December 31, 2017 and for the year then ended, the Company evaluated subsequent events through March 30, 2018, the date on which those financial statements were issued.

2018 Loan Modification

On March 16, 2018, the Company executed the 2018 Loan Modification to modify the amended Loan and Security Agreement to increase the revolving line of credit from $6.0 million to $11.0 million, extend the maturity date of the revolving line of credit to March 2020 and eliminate the term loan. Pursuant to the 2018 Loan Modification, borrowings under the revolving line of credit cannot exceed 80% of eligible accounts receivable balances and continue to bear interest at one-half percent (0.5%) above the greater of 4.25% or the prime rate. Borrowings are collateralized by substantially all of the Company’s assets and property.

The Company is still subject to specified affirmative and negative covenants until maturity. These covenants include limitations on the Company’s ability to incur additional indebtedness and engage in certain fundamental business transactions, such as mergers or acquisitions. In addition, pursuant to the 2018 Loan Modification, the Company is only required to maintain one financial performance covenant: a minimum asset coverage ratio of 1.5 to 1, calculated as the sum of unrestricted cash and qualified accounts receivable divided by borrowings outstanding under the revolving line of credit. Events which would meet the criteria of a default under the 2018 Loan Modification include failure to make payments when due, insolvency events, failure to comply with covenants or material adverse events with respect to the Company.

The terms of the 2018 Loan Modification required that the existing outstanding term loan outstanding under the amended Loan and Security Agreement be repaid. Accordingly, on March 27, 2018, the Company used $2.3 million of proceeds from the revolving line of credit to repay all amounts then due on the term loan. As of March 27, 2018, $2.8 million remained available for borrowing under the revolving line of credit.

7 YEARS@ EVERQUOTE

35M
Quote Requests
2018
Home & Life
Launch
10M
Quote Requests
2017
500K
EverDrive Downloads
1M
Quote Requests
Agent
Platform Launch
$100M
Revenue Run Rate
2016
Carrier
Platform Launch
EverDrive
Safe Driving App Launch
Auto
Marketplace Launch
2015
2014
Boston Globe
Voted One of Boston's Best Places to Work
2011
Inc. 5000
Fastest Growing Comanies
Cumulative Quote Requests

Our Mission: to Make Finding Insurance Easy and More Personel, Saving Consumers and Providers Time & Money 7 YEARS@ EVERQUOTE 1M Quote Requests Auto Vertical Launch 2011 Agent Platform Launch Carrier Platform Launch 2014    Inc 5000 Fastest Growing Companies 10M Quote Request $100M Run Rate Achieved 2015 Globe Voted One of Boston’ Best Place to Work Home & Life Verticals Launch 2016    35M Quote Requests 2018 EverDrive 500k Downloads 2017 EverDrive Safe Driving App Release

                     shares

Class A Common Stock

Prospectus

J.P. Morgan

BofA Merrill Lynch

                , 2018

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the Class A common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Through and including                 , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in the registration statement of which this prospectus forms a part, other than the underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the New York Stock Exchange listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
New York Stock Exchange listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation that will be effective upon the closing of this offering provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust, or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our restated certificate of incorporation that will be effective upon the closing of this offering provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee, or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Our restated certificate of incorporation that will be effective upon the closing of this offering provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

In addition, we have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify each such director or executive officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his or her service as one of our directors or executive officers.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us since January 1, 2015, that were not registered under the Securities Act. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(1)

Under the 2008 Stock Incentive Plan, we granted (i) stock options to purchase an aggregate of 383,604 shares of our Class B common stock, with exercise prices ranging from $38.56 to $55.70 per share, (ii) stock options to purchase an aggregate of 74,365 shares of our Class A common stock, with exercise prices ranging from $55.70 to $58.01, (iii) 33,000 restricted stock units to be settled in shares of our Class B common stock and (iv) no restricted stock units to be settled in shares of our Class A common stock. Under the 2008 Stock Incentive Plan, we issued 165,986 shares of Class B common stock and no shares of Class A common stock pursuant to the exercise of stock options for aggregate consideration of $2,328,025.

(2)	Between June 2016 and December 2016, we issued and sold an aggregate of 602,786 shares of Series B preferred stock to 14 investors for an aggregate purchase price of approximately $35.9 million.

(3)	In May 2017, pursuant to certain provisions in our amended and restated charter, an aggregate 132,749 shares of our Series B preferred stock, held by Savano Capital Partners II, LP and Savano-EverQuote LLC, were converted into an equal number of shares of Series B-1 preferred stock for no consideration.

The stock options and restricted stock units, the common stock issued upon the exercise of such options and vesting of such restricted stock units described in paragraph (1) of this Item 15 were issued under the 2008 Stock Incentive Plan in reliance on either the exemption provided by Rule 701 promulgated under the Securities Act or the exemption provided under Regulation D under the Securities Act. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offer, sale, and issuance of the securities described in paragraphs (2) and (3) of this Item 15 were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act because the issuance of the securities to the accredited investors did not involve a public offering. The recipients of the securities in these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. The recipients of the securities in these transactions were accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

EXHIBIT INDEX

Some of the agreements included as exhibits to the registration statement of which this prospectus forms a part contain representations and warranties by the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements in the registration statement of which this prospectus forms a part not misleading.

Exhibit	Description

1.1*	Form of Underwriting Agreement

3.1	Second Amended and Restated Certificate of Incorporation, as amended, of the Registrant

3.2	Amended and Restated Bylaws of the Registrant

3.3*	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.4*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering)

4.1*	Specimen stock certificate evidencing shares of Class A common stock

5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

9.1	Voting Agreement, dated February 8, 2018, by and among certain stockholders of the Registrant

10.1	Amended and Restated Investors’ Rights Agreement, dated as of June 30, 2016, by and among the Registrant and the other parties thereto

10.2	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

10.3	Amended and Restated 2008 Stock Incentive Plan

10.4	Form of Incentive Stock Option Agreement under 2008 Stock Incentive Plan

10.5	Form of Non-Qualified Stock Option Agreement under 2008 Stock Incentive Plan

10.6	Form of Restricted Stock Unit Issuance Agreement under 2008 Stock Incentive Plan

10.7*	2018 Equity Incentive Plan

10.8*	Form of Incentive Stock Option Agreement under 2018 Equity Incentive Plan

10.9*	Form of Nonstatutory Stock Option Agreement under 2018 Equity Incentive Plan

10.10*	Form of Restricted Stock Agreement under 2018 Equity Incentive Plan

10.11*	Form of Restricted Stock Unit Agreement under 2018 Equity Incentive Plan

10.12	Lease, dated as of July 24, 2013, as amended, by and between BMR-Broadway LLC and the Registrant

10.13	Loan and Security Agreement, dated as of August 11, 2014, as amended, by and between Western Alliance Bank and the Registrant

10.14	Offer Letter, dated as of August 27, 2010, by and between the Registrant and Seth Birnbaum

10.15	Offer Letter, dated as of July 31, 2017, by and between the Registrant and Jayme Mendal

10.16	Employment Agreement, dated February 3, 2014, by and between the Registrant and David Mason

21.1	List of Subsidiaries

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

24.1*	Powers of Attorney (included on signature page)

*	To be filed by amendment.

(b)	Financial Statement Schedules.

No financial statement schedules have been submitted because they are not required or are not applicable or because the information required is included in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement of which this prospectus forms a part in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement of which this prospectus forms a part as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused the registration statement of which this prospectus forms a part to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on this          day of                 , 2018.

EVERQUOTE, INC.

By:
Seth Birnbaum President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of EverQuote, Inc., hereby severally constitute and appoint Seth Birnbaum, John Wagner and David Mason, and each of them singly (with full power to each of them to act alone), as our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to the registration statement of which this prospectus forms a part (and any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, the registration statement of which this prospectus forms a part has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Seth Birnbaum	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2018

John Wagner	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	, 2018

David Blundin	Chairman of the Board of Directors	, 2018

Sanju Bansal	Director	, 2018

John Lunny	Director	, 2018

Mira Wilczek	Director	, 2018